U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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FORM 10-SB

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GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(g) of

The Securities Exchange Act of 1934

TBM HOLDINGS, INC.

(Name of Small Business Issuer in its charter)

Nevada	20-3881918
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18-a Shevchensko V.V. Lugansk, Ukraine	91055
(Address of principal executive offices)	(Zip Code)

(380) ###-##-####

(Issuer’s telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Name of Exchange on which each class is to be registered:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

(Title of Class)

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TABLE OF CONTENTS

Page

PART I

Item 1.	Description of Business	3

Item 2.	Management’s Discussion and Analysis or Plan of Operation	28

Item 3.	Description of Property	34

Item 4.	Security Ownership of Certain Beneficial Owners and Management	35

Item 5.	Directors, Executive Officers, Promoters and Control Persons	36

Item 6.	Executive Compensation	37

Item 7.	Certain Relationships and Related Transactions and Director Independence	37

Item 8.	Description of Securities	42

PART II

Item 1.	Market Price of and Dividends on the Registrant’s
Common Equity and Related Stockholder Matters	43

Item 2.	Legal Proceedings	43

Item 3.	Changes in and Disagreements with Accountants	44

Item 4.	Recent Sales of Unregistered Securities	44

Item 5.	Indemnification of Directors and Officers	44

PART F/S

Financial Statements	45

PART III

Item 1.	Index to Exhibits	46

Item 2.	Description of Exhibits	46

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PART I

ITEM 1. DESCRIPTION OF BUSINESS

TBM Holdings, Inc. (“we,” “us,” “our” or the “Company) is a Nevada corporation that was incorporated on January 27, 2004, as UCC Services Group. Other than issuing shares of our Common Stock, we did not engage in any business activities until February 2006. On February 13, 2006, we entered into a share exchange agreement (the “Share Exchange”) with TBM Management Limited, a British Virgin Islands company (“TBM Management”). The Share Exchange was affected by our undertaking a forward split of our issued and outstanding Common Shares in order to bring the number of our issued and outstanding Common Shares to 1,000,000 simultaneously with the closing of the Share Exchange and thereafter, issuing 9,000,000 restricted shares of our Common Stock in exchange for all of the Common Stock then outstanding of TBM Management. As a part of the Share Exchange, we changed our name to TBM Holdings, Inc. All references to our Company in this Registration Statement include our predecessor company, where applicable.

As a result of the Share Exchange we became a holding company that operates our business through eight (8) operating subsidiary companies engaged in banking, insurance, commercial and residential construction, multimedia, production and distribution of construction elements and façade systems and security services that includes providing guards for industrial and office units and for cash collection operations. Each of these companies is a Ukraine entity and each operates exclusively in Ukraine. To date, we have derived a majority of our revenues and corresponding profits from the operations of our bank. We have generated nominal revenues from the operations of our media and security operations.

We own between 66% and 94% of each subsidiary company. Our operating subsidiary companies and our respective ownership in each are as follows:

o

CJSC Finansist, a company that performs research of financial markets; investment activities within financial markets and real estate construction and development. This company also works with UKB in the development of real estate projects. We own approximately 94% of CJSC Finansist;

o	JSC ‘Ukrcommunbank’, a company engaged in banking services. We own approximately 86% of JSC ‘Ukrcommunbank’

o	JSC ‘IC ‘Oranta-Lugan’, which is engaged in providing insurance services. We own approximately 88% of JSC ‘IC ‘Oranta-Lugan’

o	Skhid-Media Group LLC, a company engaged in the media business. We own approximately 66% of Skhid-Media Group LLC

o	Novostroy, LLC, a company engaged in general contractor operations. We own approximately 94% of Novostroy, LLC;

o	Centurion, a company that provides security services. We own approximately 94% of Centurion;

o	Noviy Format, a company engaged in the production, distribution and installation of construction elements like doors, windows and façade systems. We own approximately 94%

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of Noviy Format. This company also performs structural design services in conjunction with those companies listed below in (8); and

o	UKB, which is engaged in residential and commercial construction. Novostroy LLC works with UKB as a general contractor.

We do not own 100% of these subsidiaries as a result of our selling shares of these companies in the past for fund raising purposes. Unless otherwise indicated, all references in this registration statement to our Company include our subsidiary companies.

TBM Management commenced business activities in July 2005, at which time our subsidiary companies were consolidated. Our current holdings evolved through time. Operating our various subsidiaries as separate entities resulted in a lack of coordination. Therefore, during 2005 these entities were consolidated in order to establish an official structure of relationships within their operations, CJSC Finansist (“Finansist”) initially was formed to serve as the holding entity for the whole structure. Finansist held controlling amount of shares to the bank, insurance company, and acted as a founder of new companies, including our other subsidiaries until TBM Management was formed. This process was completed in 2006, when Mr. Lozovskyy obtained control over TBM Management. Currently he is our CEO, President and Director. See “Item 5. Directors, Executive Officers, Promoters and Control Persons.”

Initially, the idea was to attract more investments within the Ukraine. However, after detailed analysis of the market and of the Ukrainian business environment, it was determined that a more favorable option would be transferring all of our subsidiaries into a U.S. company to better accomplish growth objectives. Based on that decision, we undertook a number of consecutive steps TBM Management Limited was created in order to structure and integrate operations of all the subsidiaries, establish control over the flow of funds within the group, and manage all operations on behalf of the U.S. based corporation TBM Holdings, Inc. Our management believes that entrance into the American securities market will create an effective means for attracting investments from the U.S. in order to finance the projects available in Ukraine. However, there can be no assurances that we will be successful in our future efforts to have our Common Stock listed for trading in the US, or if we are so successful, our entry into the US securities market will result in our generating either debt or equity capital in order to reach our objectives.

Management believes that our businesses have significant synergy, which provides for the integral growth of our business. In many projects undertaken by our Company, the majority of our subsidiaries participate. For example, Finansist is the managing company for all our construction projects. Novostroy is the general contractor and our bank provides necessary financing. Noviy Format performs structural design services. Centurion provides guard services to all our operations. Skhid Media Group renders public relations and advertising services.

Our principal executive offices are located at 18-a Shevchensko V.V., Lugansk, Ukraine 91055, Office/Fax: (380) ###-##-####. Our main operational facilities are also in Lugansk, Ukraine.

Following is a description of our various businesses.

BANKING OPERATIONS

JS Bank “Ukrcommunbank” (the “Bank” or “Ukrcommunbank”), is a multifunctional bank, which is registered with the National Bank of Ukraine 10.08.1993 # 187 (under the number No. 187). It started operating in Lugansk on September 8, 1996. It conducts its business through its headquarters and through 57 branches in the districts of Ukraine and Lugansk and Lugansk region, as well as 2 subsidiaries in Kyiv and Severodonetsk. As of the date of this registration statement it has 72,842 clients and 82,568

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open accounts. Its headquarters are located at 18a V.V. Shevchenko str., 91055 Lugansk, Ukraine.

The Bank provides clients with the full range of banking services and is authorized to perform bank transactions in national and foreign currencies, as well as to perform security market trading, securities issue and circulation, depositary activity, custody of securities and maintenance of shareholders registers.

Just over 40% of the Bank’s services are for personal banking. An increase of personal banking share to 50% would mean a change of the status for the Bank into a Savings Bank and would impose a different set of restrictions. Therefore, we continuously maintain fewer than 50% of our banking services for personal banking clientele.

The Bank is administered by E.M.Lozovskyy, Chairman of the Board of the Bank. In addition, the Bank also is managed by the following:

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General meeting of shareholders, which is the supreme regulatory body of the bank and determines core operations, establishes changes and amendments in rules and regulations of the Bank, the size of authorized capital, appoints and dismisses the chairman and members of the board of the Bank, and performs general oversight activities;

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Supervisory board is elected by the general meeting of shareholders, appoints and dismisses the chairman and members of the board of the Bank, controls the activity of the board and represents the interest of shareholders. It manages the activity of the bank board and chairman of the bank board, who is elected at the general meetings of the Bank;

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Bank Board is the executive body of the bank, which manages daily operations of the Bank. The chairman is appointed by the bank board, represents the bank without any power of attorney and follows resolutions (decisions) of the general meetings of shareholders and bank board.

The control authorities of the Bank are the Check-up committee and internal audit of the Bank, which controls the financial and economic activities of the Bank and brings to the attention of the general meeting of shareholders or bank board the results of audits and revisions.

Different bank committees constantly provide risk management, including:

•	credit committee
•	asset and liability management committee
•	tariff committee

The Bank participates in crediting program of the Department for International Development of Great Britain on crediting of medium and small business.

During our fiscal year ended December 31, 2006, the Bank experienced significant growth in all the major aspects of its business and improved its performance in most segments of its service market, including increases in foreign exchange balances, regulatory capital and registered capital. See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” During 2006, the Bank continued strategic branch network development in different regions of Ukraine. In order to improve the quality of service the Bank conducts its business through two subsidiary banks in Kyiv and Severodonetsk and branch network in Lugansk and Lugansk region, and also in Donetsk, Odessa, Sevastopol and Dnepropetrovsk. As of January 1, 2007, the Bank’s branch network has grown to 55. In

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2006 the Bank opened 6 branches. Management believes that this continued growth has allowed the Bank to strengthen its influence, both in the region and in the Ukraine. Among the main operating results derived from the Banks’ branch network expansion in 2006 are increased banking services and operations, build-up of a stable regional client base, optimal assets and liabilities structure and a good credit portfolio. Management believes that the Bank’s branch network gives it a substantial competitive advantage. Branch networking allows the Bank to increase its presents within different regions of the Ukraine, thereby gaining new clients and increasing the Bank’s market share, deposits from these new clients. In 2007, we expect that 31 additional branches are going to be opened, including 19 in the Lugansk region, as we as in Kharkov, Sumy, Nikolayev, Zaporozhye, Chernigov, Poltava, Herson and Simferopol. The strategic management objective is transformation of JS Bank “Ukrcommunbank” into a major financial institution with a significant branch network.

During 2006, as part of the Bank’s development of information technology and improvement of its software quality, the Bank updated all of its computer software. This allowed the Bank to improve the efficiency of its on-line banking services, which increased the number of users by 25%, constituting 1,017 clients. Our management believes that this increase was as a result of the Bank increasing the number of regional points of sale, delegating client service functions from the head office to the network of branches, prioritizing the expansion of corporate clientele and constant updating of numerous bank services. Among our clients are well-known companies in the Ukraine and major Lugansk regional names, including “Motorway service”, PP “Atlant-Holod”, TOV “Atlant-Opt”, DKP “Centrejilkom”, TOV “Agrofirma LBB”, LGFB “Nash Gorod Lugansk” (the City of Lugansk), TOV “Mag Trans”, TOV “Litvinoskaya MTS” and AT “Socio-Economic Strategy and Partnership”.

The Bank took an active position in providing financing for existing and new clients, as well as increased the credit limits per single client, which resulted in average growth of credit portfolio of corporate clients from $16.9 million in 2005 to $19.3 million in 2006.

In 2006, the share of the Bank’s corporate clientele within its total credit portfolio constituted 56.8%. The Bank’s policy of targeting expansion of financing options for corporate clients resulted in the Bank provided 156 commercial and business loans with an aggregate amount of $34 million within a year after implementing this new policy. The distribution of financing by industry was (i) agriculture – $9.3 million; (ii) industrial sector and real estate development – $5.9 million USD; (iii) trading and food services – $14.3 million; and (iv) other sectors – $4.5 million. During 2006, the Bank provided financing for such significant local companies as ZAT VSP Agroton, LTAP Lugansk Airlines, Chemical Plant Synthesis, LOKSTP Luganskteplocommunenergo, VAT PKF Promindustry, VAT Uspensky Quarry, VAT Slabodjansky Grocery Plant, ZAT Troitsky MDZ and ZAT Avis. Income from the financing of corporate clients for 2006 constituted $3.7 million, which was 13.6% higher than in 2005.

Within the framework of debit and credit card services development the Payroll Direct Deposit program for corporate clients became one of the priorities of the Bank. In the Lugansk region such companies as Lugansk Regional Hospital, Lugansk Meat-Processing Plant, LNAU, Regional Administration, numerous administrative and executive departments of the city administration, OKP Luganskvoda, LOTEK, Britanica, several mines in the Lugansk region and several schools and hospitals enrolled in these services. The Bank’s Severodonetsk branch alone registered approximately 70 government institutions in this program. The average balance of funds on these accounts exceeds $663,560.

Analysis of development trends in Western European financial markets and forecast of dynamics in the Ukrainian financial sector revealed a need for reconsideration of the Bank’s activities and strategies within the consumer market. After assessing the consumer market, management determined that the Bank should become one of the main sources of our growth. During 2006, in order to enhance its presence in the consumer market, the Bank developed fundamentally new products and services aimed at meeting

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individual demands of people in housing, transportation, consumer goods, public utilities bill servicing and stimulation of individual contributions. In 2006, the Bank provided micro financing in the total amount of $177,430. Micro financing means the Bank providing loans to private enterprises, corporations, LLC’s or other sole proprietorships in the small business segment where operations are concentrated within the Ukraine domestic market.

In 2006, the Bank also concentrated its efforts on availability of credit products like consumer and auto loans. During the year, the Bank expanded its services within its entire network of regional branches. The volume of consumer financing increased by $5.4 million (45%) and by January 1, 2007 reached $15.8 million, and the share of small loans in a total credit portfolio reached 43% by the end of 2006.

In 2006, the amount of deposits on individual accounts increased by approximately $6.9 million (38.3%) and reached $25.2 million at the end of the year. Priority was set for attracting long-term maturity deposits. The total share of long-term maturity deposits in the entire pool of deposits by individuals constituted 35.6%, compared to 20.5% in 2005.

Ukrcommunbank offers individual clients a wide range of deposit options, with a large spectrum of currencies to invest in, terms of maturity, methods of payments and interest rate quotes. It is authorized by the Pension Fund of Ukraine and the Labor & Social Policy Ministry to make deductions towards retirement and social benefits from individual current and ATM accounts

Active development of credit card services commenced after incorporation of the Payment System “Ukrcard” in September 2002. By January 1, 2007, the Bank has emitted 30,000 cards, generating profits in amount of $79,210. There were 12 ATM Machines installed. POS-terminals (which provide ATM cashing services as well as currency exchange), operate at almost all branches. Cash machines and POS-terminals accept PS “Ukrcard” cards, as well as Visa & Master card. The possibility of no charge cash withdrawals from the accounts at any of PS “Ukrcard” member banks is an important positive step that helped our Bank in developing its credit card business. The “Ukrcard” System is an interbank national payment system that includes 40 member-banks and allows the use of cards of systems like “Ukrcard”, MasterCard International and Visa International in and outside of Ukraine. This system developed beginning in 1995 when member banks invested in this project without any use of government support or financing and launched a national network of service terminals. This system is financed by the member banks and its purpose is to increase the volume of electronic payments among the population of Ukraine. Therefore, the Bank does not specifically extract profits from withdrawal operations of the clients with the use of Ukrcard, but it allows the Bank to attract more deposits, increase amount of electronic transactions and service more clients. Management believes that in developing Eastern European countries many people still prefer to keep cash. Our Bank, along with our competitors, is trying to make people comfortable using cards and keeping money in their bank accounts.

We believe that our Bank’s infrastructure is as developed as any of our competitors. In general, in Ukraine there are about 500 cash machines and 700 bank cash desks available to cardholders of JSC “UkrCommunBank”, which is comparable to the infrastructure of National Bank of Ukraine.

The Bank has recently targeted expansion and improvement of services for operations with foreign currencies. The Bank holds a license that enables it to perform a full scope of operations with foreign currencies. The Bank operates with all major currencies, including both hard and soft currencies. Non-trade operations with foreign currency are carried out through the cash desks of the central office, at our branches, affiliates and at network desks of currency-exchange. This allows our Bank to increase the volume of operations, which in its turn contributes to the growth of its business. JS Bank “Ukrcommunbank” carries out individual money transactions services, including international payment systems “ANELIK” and Western Union. Individual international money transactions volume reached $6.9 million during 2007. Profits from rendering individual transaction services reached $75,130. Profits

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from these operations during 2006 reached $151,130.

The Bank is also authorized to act as a trader in securities. The Bank is a member of two self-regulating institutions – “First Exchange Trading System” Association and the Ukrainian Stock Exchange and is also a member of the Professional Association of Registrar and Depositors. During 2006, the Ukraine State Exchange Commission registered additional stock of “Ukrcommunbank” for $2.8 million (14 million shares at a price $0.20 per share) that increased the value of the Bank’s issued shares of stock up to 9.8 million. By January 1, 2007, total capital was $8.06 million.

During the fiscal year, the Bank provided services in purchase and sale of securities to both legal entities and individuals. Total volume of commission-based transactions within 2006 increased three times in comparison with the previous year and reached $21.3 million and the amount of profits from those commissions constituted $7,900.

The Bank also has provided transfer agent services in the Ukrainian stock exchange market since 2004. The value of the securities assets in custody by the end of 2006 reached $19.8 million and the volume of operations reached $37.2 million, with profits from depository operations for 2006 constituting $15,000. Profits from performing registrar activities in 2006 were $9,500. Our Bank also acts as a financial services company that guarantees clearing services for financial transactions by assuring performanceon payment documents like checks, promissory notes, bills of exchange, letters of credit, and securities trust safekeeping. Profits from these services were $1,450 during 2006.

The Bank sets objectives at meeting its clients growing demands related to macroeconomic development of Ukrainian business segments and continually improves ways of servicing international operations. In 2005, the Bank becomes a member of the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”). It has helped the bank to adopt common international standards for financial transactions, access a shared data processing system and a worldwide communications network, allowed the bank to increase efficiency and minimize time and risks in client and inter-bank payment transfers both in Ukraine and abroad. The Bank maintains close communication with numerous banks within the region of Ukraine as well as worldwide. The volume of operations in 2006 was $92 million. The principal correspondent banks include the Bank Russia, Russian Federation, St-Petersburg; JSC CB Centre-Invest, Russian Federation, Rostov-on-Don; ACB Forum, Ukraine, Kiev; Bank Finance & Credit, Ukraine, Kiev; CB Privatbank, Ukraine, Dnepropetrovsk; United Commercial Bank, Ukraine, Simpheropol Bank Grant, Ukraine, and Kharkov, SB National Investments.

Within the bank system there is an internal system of regulations and standards that sets rules governing execution of all services offered by the Bank, prescribing standards to all products, composed on the grounds of risk management policy which assumes finding quality estimation, control and monitoring of liquidity, percentage, market, currency, operational, strategic and accumulated risks. There are also some other regulations and methods of risk management for foreign currencies rates adverse fluctuations (Var-methodology) and interest rates (intersystem management of interest risk). The Bank permanently studies volume and structure of interest profits and charges to provide the necessary profitability level. It also follows up changes in the current legal base of Ukraine and normative legal regulations of the National Bank of Ukraine related to the settled economic standards. The Bank has the united system of collegial management bodies (committees), authorized to perform limits and interest policies, high risk level operations decisions and also improvement of risks management system without dependence upon financial market changes. In general, credit risk is managed by the credit committee. Liquidity, interest rates and currency exchange rate risks are under control of a centralized assets and debts management committee. Price risk is under control and management of a tariff committee and the Assets and Debts Management Committee.

As credit portfolios grow, it requires strong activities in the credit risks management field. The

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Bank has a system of credit risks control and management, which includes credited party creditability estimation, resources accumulation policy, credit security changes, assets target usage control and credit risks monitoring. While crediting, the Bank carries out control over risk changes for the credited party, over big credits and insider credits. The maximum amount of risk per borrower does not exceed 21.3% of regulatory capital of the Bank. National Bank of Ukraine (“NBU”) recommends 25%. Management believes that this policy demonstrates our Bank’s moderate approach to a concentration of its credit risks. Total volume of the Bank’s internal credits constitutes 8.81% of regulatory capital. NBU allows 30%. Management believes that this demonstrates the insignificant influence of insiders on the Bank’s activities.

Special attention is paid to liquidity risks. Managing liquidity is a process requiring the Bank to monitor and project cash flows to ensure that adequate levels of liquid assets are maintained. The Bank determines at which level it maintains a balance between its assets and liabilities. To maintain the necessary level of liquidity the Asset and Liability Committee estimates possible assets floatation volume on monthly basis, it sets interest rate levels for liquid asset operations and issues recommendations concerning removal of discrepancies between the corresponding terms of liquid assets. The Bank monitors the rate level of risk free operations, which serves as a benchmark for determining critical rates responsible for profitability of liquid asset operations within a framework of its rate policy. On the 1st of January 2007 liquidity ratio determinants of the Bank were as follows:

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Instant liquidity rate of the Bank, (the ratio of the Bank’s correspondent account funds and cash to its current liabilities) is 91.36%, which is 4 times more than the rate established by the NBU. According to the NBU, a bank must have an instant liquidity ration of at least 40%. This index reflects the sound ability of our Bank to fulfill financial obligations on a timely basis by means of the assets of sound liquidity.

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Current liquidity ratio, (the ratio of the Bank’s primary and secondary liquid assets to its liabilities with corresponding due dates, constitutes 78.8%. The rate established by the NBU should be at least 40%.

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Short-term liquidity ratio, (the ratio of liquid assets to short-term liabilities with maturity under one year), constitutes 45.01%. The NBU required rate should be at least 20%. Management believes that the ratios our Bank maintains reflect the sound ability of the Bank to fulfill its short-term liabilities and is well prepared to sustain liquidity shocks.

In order to minimize operational risks there is a constant improving of document control system and client service technology, control of conducting operations and payment transactions system, degree of banking technologies security and electronic payment system. Management of legal risks is performed by means of: legal support and advisory services of the legal unit of the Bank, legal evaluation of potential threats and contingent liabilities, legal review of client obligations and legitimacy evaluation of Bank operations and new Bank products.

REAL ESTATE

We have a large bulk of real estate properties at our disposition. We have acquired a substantial part of this real estate, undertaken construction development of undeveloped land and acquired real estate as part of the “Privatization” of land (a purchase from the Ukraine Government), in conjunction with the rise of capitalism. We may buy a building without the land. This is done because the relevant land belongs to the government. When acquiring real property in the Ukraine we can engage in either a purchase or lease, at our discretion. The lease expires every 49 years and is always renewable. We may choose to lease instead of buy land in order to avoid incurring extra expenses. The cost of the lease is usually equivalent to the annual tax rate due and payable when own the land. In addition, some of our

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larger real estate projects were acquired by us as a result of defaulted loans from our banking operations.

Our current real estate holdings include the following:

Property Use	Address	Sq. Feet	Date of Purchase

Office Space	37 Engels Street, Suite 1, Sverdlovsk	596	03/03/2002
Building	46 Kommunarov Street, Starobelsk	2,312	07/21/2004
Office Space	6 30-Let-Pobedy Street, Rubezhnoe	3,038	05/31/2002
Office Space	Geroev Stalingrada Street, Lugansk	248	02/08/2005
Office Space	7 VOV Ploshad, Lugansk	978	05/17/2001
Office Space	1/15 Malaya Arnautskaya Street, Odessa*	335	04/16/2004
Building	21 Parizhskaya Kommuna Street, Severodonetsk	7,520	04/29/2004
Building	20-B Oborannaya Street, Lugansk	19,590	06/21/2004
Building	3-A Balaklavskaya Street, Sevastopol	6,373	07/28/2004
Building	17 Komsomolskaya Street, Dnepropetrovsk	4,093	08/13/2004
Office Space	11/13 Pushkinskaya Street, Kharkov	2,895	09/24/2004
Office Space under construction	13, Bogdana Khmelnickogo, Donetck	9,150	10/13/2004
Office Space	7/22 Kotsyubinskogo Street, Lugansk	1,842	12/9/2004
Office Space	7 Oktyabrskyi Pereulok, Kremennoe	4,823	12/29/2004
Office Space	2/31 Moskovskaya Street, Bryanka	569	03/30/1999
Office Space	79/16 Petrovskogo Street, Antracit	516	04/23/1996
Office Space	41/1 Mendeleeva Street, Rubezhnoe	445	05/18/1999
Office Space	108/3 Gorkogo Street, Slavyanoserbsk	442	10/25/2001
Office Space	58/12 Pobedy Prospekt, Troickoe	570	09/15/2001
Building	Bazarnaja Ploshad, Starobelsk	1,334	08/23/1990
Office Space	134 “A” Karl Marks Street, Rovenki	3,530	02/26/1993
Building	1B Lermontov Street, Lugansk	69,368	12/21/2004
Storage Facilities	1B Lermontov Street, Lugansk	28,148	12/21/2004
Industrial Premises	1B Lermontov Street, Lugansk	221,634	12/21/2004
Storage Facilities	7”G” 2nd Oboronnyi Proezd, Lugansk	79,731	12/21/2004
Industrial Premises	7”G” 2nd Oboronnyi Proezd, Lugansk	2,679	12/21/2004
Office Space	16 Bankovskaya Street, Novoaydar	3,530	09/13/1994
Office Space	3 Microcentr Kvartal, Suite 38, Krasnodon	504	03/02/2002
Office Building	18a V.V. Shevchenko Str., Lugansk	29,475	11/19/1998
Office Space	74 Sovetskaya Street, Lugansk	2,500	02/18/2004

Of the above properties, the following properties are considered by our management to be instrumental to our real estate operations.

•	V.V. Shevchenko Str., 18a, Lugansk; A stand-alone five-story stone building in the central square of the city acquired in November 1998. This is the location of the head office of our Bank

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Malaya Arnautskaya Str., 15, Odessa. A 1,308 square foot office condo on the 1st floor of a three-story stone building in the historical center of the city with a separate entrance. This was acquired in April 2004 at a cost of $336,634. This is the location of our Odessa Affiliated branch #1 JS Bank “Ukrcommunbank”

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•	Parizhskoi Communy Str., 21, Severodonetsk. A 9,680 square foot office utilized for our Severodonetsk Affiliated branch of JS Bank “Ukrcommunbak”. It was acquired in June 2004 at a cost of $237,624.

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Oboronnaya Str., 20c, Lugansk. A 19,593 square foot stand-alone three-story stone building with the attic floor on the central street of the city that is the location of our city branch #1 of JS Bank “Ukrcommunbank”. Currently, we are doing repair works in the building for future CJSC “Finansist” and ASC “Oranta-Lugan” offices. We acquired this building in June 2004 at a cost of $601,483.

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Balaklavskaya Str., 3a, Sevastopol. A 6,374 square foot stand-alone three-story stone building in the center of the city that is utilized for Sevastopol Affiliated branch #1 of JS Bank “Ukrcommunbank”. We acquired this building in August 2004 at a cost of $604,677.

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Komsomolskaya Str., 17, Dnepropetrovsk. A 4,094 square foot attached two-story stone building in the center of the city. This building is currently vacant. Management is considering using these premises for an affiliated branch of JS Bank Ukrcommunbank, or selling of the building, or demolition and construction of residential or office building. We acquired this building in August 2004 at a cost of $454 099.

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B. Hmelnitskogo Str., 13, Donetsk. A 9,150 square foot stand-alone two-story stone, unfinished building on the central street of the city. We are currently renovating these premises. Upon completion, management is considering using these premises for an affiliated branch of JS Bank Ukrcommunbank, or selling of the building after completion of the finishing work. We acquired this building in October 2004 at a cost of $1,008,031.

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Kotsubinskogo Str., 7-22 and 7-6, Lugansk. Two offices located on the first floor of the four-story stone building, adjacent to the building of the bank on V.V. Shevchenko Str., 18a, consisting of 1,885 square feet and 1,284 square feet, respectively. We acquired these properties in December 2006 at a total cost of $200,505. As the room is situated in the building, which has a lot of owners, according to Ukrainian legislation land is not given to owner. The land is leased. These locations are part of the principal office of JS Bank “Ukrcommunbank”.

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Sovetskaya Str., 74, Lugansk. A 2,501 square foot stand-alone capital module (a commercial premises inside of a shopping center) in the underground shopping center on the crossing of the two central streets of the city. We acquired this property in February 2004 at a cost of $280,573. It is the location of our affiliated branch #9 of JS Bank “Ukrcommunbank”.

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Lermontova Str., 1-b Lugansk. A 318,537 square feet complex of commercial and multi-story stone buildings, located in the center of the city. We acquired this property in December 2004 at a cost of $1,635,186 in foreclosure proceeding. We are considering the reconstruction of this property for shopping and offices. Alternatively, we may sell these buildings.

In addition, as of the date of this registration statement we are engaged in the construction and /or renovation of those properties listed below in order to engage in the business of renting these residential

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properties. These properties are in various stages of completion. They have been assigned a location by lot, plot and subdivision. The actual street address will be assigned at a later stage of development.

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Residential building located at crossing of Katsyubinskogo and Lunacharskogo streets). The building is constructed and transferred into operation. 24 apartments out of 41 and 3 office premises out of 4 have been sold at a price from $500 to $1,500 per square meter. At the moment we are selling the following premises: penthouse, 17 apartments, office and the basement, total market value of the premises exceeds $ 5 million. As the credit indebtedness upon this project is about $ 700,000, the profit is planned to come to over $ 4.3 million accordingly. Total floor space of the building is over 69,970 square feet.

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Residential building (at crossing of Katsyubinskogo and Lunacharskogo streets). The second apartment building on the same site. The land for its construction is partly allotted and partly is being allotted at the moment. However we do not force this process as the up-market housing sector within Lugansk is quite saturated, and other projects of ours seem to be more relevant (see the below).

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“Krylya” residential complex. It is a part of the “Noviy Gorod” project and consists of over 753,480 square feet of residential space and over 290,626 square feet of commercial real estate, which includes shops, offices and schools. All appurtenant improvements will be allocated within 79 acres of land. The complex contains three parcels. Land for two of them has been allotted already and the allotment of land for the third part is in process and is expected to be completed by the end of 2007. The design schematics have been developed for the whole complex and the Lugansk town-planning council has approved it. The first stage includes 168 townhouses. Technical and engineering design for the initial stage has passed the state approval process. Project development for the rest of the complex will be continued after selling of 50-60% of the initial stage town homes. As of the date of this registration statement, the first stage is being constructed. Site preparation work has been performed. As of the date of this registration statement, 5 apartments have been sold at a “promotional price” of $56 per square foot. We intend to increase prices in the spring of 2008 to $84 per square foot, and thereafter, prices are expected to reach $121 per square foot by the third calendar quarter of 2008, once Stage 1 is completed.

•	Residential building in Oboronnaya str. Project is being pre-designed. This project will be started after finishing the “Noviy Gorod” project described above.

We expect that all of these projects will be financed internally by us, along with additional investors. As of the date of this registration statement we do not intend to obtain any construction financing from any financing institution other than our Bank

We have various commercial projects in the planning stage as of the date of this registration statement. The architectural plans have not been completed yet. Upon the completion and acceptance of architectural designs we intend to develop business plans, determining the amount and source of financing. These properties include the following:

1.	Recreation Centre in Katsyubinskogo Street
2.	Trade and Recreation Centre in P. Soroki Street
3.	Entertainment Park in Pushkina str.

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These projects will be commenced once we complete a current commercial project located at Lermontova Str., 1-b Lugansk. We acquired the property, but not the land, of a former “Lugan” Printing House in a foreclosure proceeding in December 2004. The land is allotted for rent for 49 years. This project is in the initial planning stages and we are currently reviewing final architectural plans. This property is located within the centre of Lugansk on 5.8 acres. Two construction design-projects are being developed. The first includes destruction of the existing buildings and construction of a trading centre consisting of 501,598 square feet of total floor space. Estimated construction cost is $48 million, depending on the final decision on how this property will be developed. Once the architects complete their proposed plans and one is accepted, we will design a business plan and determine the amount and sources of financing.

The second plan is to partially demolish, then reconstruct and re-build the existing premises to create a business center of 91,490 square foot of floor space and a trading center of 177,605 square feet of floor space. Construction costs are estimated at approximately $20 million. The choice between these two projects is expected to be made by the end of 2007.

INSURANCE

Oranta-Lugan is one of the oldest insurance companies in the Ukraine. It is 85 years old. It has over an 80% market share of the Lugansk region where it operates.

The laws of the Ukraine separate risk oriented and savings oriented (life insurance) types of insurance. Oranta-Lugan possesses licenses to all existing types of risk insurance. This includes personal and property insurance. Regional governmental agencies exercise state supervision over insurance activity within the territory of Ukraine, including establishment of premiums and reserves. There are approximately 430 insurance companies in the region. The company provides traditional insurance and does not sell any insurance that is non-regulated. It generates over 400 new contracts a year and has over 300 employees.

Following is a list of the types of insurance we offer, the number of policies written during the past two fiscal years and the aggregate dollar amount:

	2005		2006
Type of Insurance	Number of Policies	USD	Number of Policies	USD

Accident Insurance	16,971	$64,475	28,051	$114,772

Overland Transport Insurance (railway excluded)	986	$247,703	1,087	$330,515

Financial Risks Insurance	790	$396,990	3,367	$196,356

Insurance of Cargoes and Luggage	23	$105,700	30	$35,842

Credits Insurance	21,802	$72,238	32,804	$617,822

Property Insurance (cargoes & luggage excluded)	119,545	$330,475	136,561	$867,643

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Fire-risks and Natural Hazards Insurance	120,172	$366,535	132,501	$969,861

Third-party Insurance (civil liability excluded)	111	$8,257	67	$2,436

Personal Transport Accident Insurance	1,180	$15,347	1,248	$15,921

Civil Aviation Insurance	26	$12,257	74	$19,465

Dangerous Cargoes Transportation Liability Insurance	140	$3,842	266	$1,366

Business Entities Liability for the Environmental Damage Insurance	5	$1,089	16	$8,039

Individuals Being in Ownership of Weapons Liability Insurance	148	$931	4,658	$16,079

Individuals Being in Ownership of Transport Liability Insurance	2,209	$25,227	5,998	$62,158

Totals	306,317	$2,170,455	367,617	$4,129,307

SECURITY SERVICES

Centurionwas formed in 2004 and was located at Oboronnaya St., 20, Lugansk, Ukraine. The main objective was to provide security services, safeguard industrial, office and residential buildings, territory and citizens, and engage in freight forwarding. In early 2007 all activities were strictly directed into our subsidiary operations. The company did not have any external orders or clients. It did not receive any income. Currently, Centurion is in liquidation with the intention of dissolving this company. It has no employees as of the date of this registration statement.

MEDIA

Skhid Media Group was formed in 2001 and is located at Lermontova St., 16, Lugansk, Ukraine. The company performs activities in the sphere of information and advertising and has a subdivision on political and economic analysis. It has an internet portal, Cxid-Info that is one of the most cited regional websites in the Ukraine. The website address is http://search.yaca.yandex.ru/yca/cy/ch/cxid.info/

During 2006-2007, Skhid Media Group’s objective was to provide media support to our Company’s projects. As of the date of this registration statement it does not generate profits and does not have any external orders. It has generated no income during 2007. Currently, it has three employees and is in a liquidation process. It is our management’s intention to consolidate these operations into the existing business of our operating subsidiaries.

GOVERNMENT REGULATIONS

Our business operations are subject to extensive and frequently changing federal, state, provincial and local laws and regulations specifically relating to our banking and construction businesses, including

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the protection of the environment. These laws, the underlying regulatory requirements and the enforcement thereof, some of which are described below, impact, or may impact, our proposed business operations by imposing:

•	Restrictions on our existing and proposed business operations and/or the need to install enhanced or additional controls;

•	The need to obtain and comply with permits and authorizations;

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Liability for exceeding applicable permit limits or legal requirements in certain cases for the remediation of contaminated soil and groundwater at our facilities, contiguous and adjacent properties and other properties owned and/or operated by third parties.

In addition, the Code of Ukraine regulates all real estate operations. “Notariate” is a government body responsible for registration, record keeping, title search and validity check of all real estate transactions. The Land Code of Ukraine regulates public relations regarding owning, use and disposal of land.

Following is a list of the various governmental agencies applicable to the various businesses we conduct, presented by each business segment.

CJSC "FINANSIST"

1.	State Tax Administration of Ukraine
2.	Pension Fund of Ukraine
3.	State Employment Office of Ukraine
4.	Executive Directorate of the Social Insurance Fund of Ukraine for temporary disability
5.	Emergency Situations Ministry
6.	Social Insurance Fund for Work Disability
7.	Sanitary Epidemic Station of Ministry of Health of Ukraine
8.	Ecology and Environmental Protection Control
9.	State Committee of Ukraine for Labor Protection
10.	State Inspection on Energy Savings
11.	Committee for Consumer Rights Protection

NOVOSTROY, LLC, "AGENCY NOVIY FORMAT" AND "CENTURION"

1.	State Tax Administration of Ukraine
2.	Ministry of Internal Affairs
3.	Pension Fund of Ukraine
4.	Executive Directorate of the Social Insurance Fund of Ukraine for temporary disability
5.	State Employment Office of Ukraine
6.	Social Insurance Fund for Work Disability
7.	Emergency Situations Ministry
8.	Sanitary Epidemic Station of Ministry of Health of Ukraine
9.	Ecology and Environmental Protection Control
10.	State Committee of Ukraine for Labor Protection
11.	State Inspection on Energy Savings
12.	Committee for Consumer Rights Protection

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JSC BANK "UKRCOMMUNBANK"

1.	State Tax Administration of Ukraine
2.	Pension Fund of Ukraine
3.	Executive Directorate of the Social Insurance Fund of Ukraine for temporary disability
4.	Pension Fund of Ukraine
5.	Social Insurance Fund for Work Disability
6.	National Bank of Ukraine
7.	State Commission for Securities and Exchange Market of Ukraine
8.	Deposit Guarantee Fund
9.	Professional Association of Registrar and Depository
10.	Ukrainian Stock Exchange
11.	State committee of Financial Monitoring
12.	Emergency Situations Ministry
13.	Sanitary Epidemic Station of Ministry of Health of Ukraine
14.	Ecology and Environmental Protection Control
15.	State Committee of Ukraine for Labor Protection
16.	State Inspection on Energy Savings
17.	Committee for Consumer Rights Protection

JSC INSURANCE COMPANY "ORANTA-LUGAN"

1.	Commission on Regulation of Financial Securities Market
2.	State Commission on Securities and Stock Market
3.	State Tax Administration of Ukraine
4.	Social Insurance Fund for Work Disability
5.	Pension Fund of Ukraine
6.	Social Insurance Fund for Unemployment
7.	Executive Directorate of the Social Insurance Fund of Ukraine for temporary disability
8.	Sanitary Epidemic Station of Ministry of Health of Ukraine
9.	Ecology and Environmental Protection Control
10.	State Committee of Ukraine for Labor Protection
11.	State Inspection on Energy Savings
12.	Committee for Consumer Rights Protection

COMPETITION

Based upon “Top-50” media ratings of Ukrainian Banks, as of the date of this registration statement our principal competition in the banking industry includes two competitors, including PrivatBank, which is the largest bank operating in the Dnepropetrovsk region of Ukraine. It controls up to 50% of the banking sector, 53.2% of net assets of the region, 55.8% of credits to legal entities, 39.2% of credits to individuals and 72.5% of all assets, which belong to individuals. In addition, Ukrsibbank is the second leading banking institution in Ukraine and the principal competitor in the Kharkov region of the Ukraine. It controls 30.1% of net assets, 65.9% of net liabilities and 11.5% of credits to legal entities in the city of Kharkov and Kharkov area.

In the insurance sector, according to the Ukrainian official rating agency, as of July 2006, Oranta-Lugan is currently the 69th largest insurance company in Ukraine out of 101 Ukrainian companies, based upon the value of assets. Our insurance company competes with Mir, Odessa, Garantia, Kiev and Asco-MedService. Oranta-Lugan is 44th among the top 100 companies in Ukraine based upon the total value of its guarantee fund of $2,923,762, with additional capital equal to $250,634, reserve fund of $306,772 and undistributed profit of $2,366,356. Oranta-Lugan is 68th among top 100 insurance companies within

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Ukraine based on gross insurance and reinsurance premiums written, with the total amount of $1,833,208, which includes personal insurance (excluding life insurance) $498,099, property insurance of $1,252,792, liability insurance of $4,139 and compulsory insurance (excluding state insurance), of $78,178.

Within the Lugansk region there are several larger companies that compete with us, including Oranta, registered in Kiev, with 260 branches around Ukraine and 32 branches directly in the Lugansk region, Provita, with an extended network of branches in Ukraine and in Lugansk; ASKO-Donbas Severniy, registered in Drujkova city, Donetsk region, with representation in Lugansk, as well as the Lugansk Region.

In a construction sector of the Lugansk region and in the Ukraine, Noviy Format and UKB and competes with such companies as ‘Luganskpromstroy’, LLC, ‘Promchimmontage’ Trust, CJSC ‘Promstroyremont’, Balance, LLC, Radomir, LLC.

The main competitors in construction-montage and repair works are JSC Lugansk Mechanization Management, CJSC ‘Promstroyremont’, ‘Promhimmontage’ Trust, ‘Luganskpromstroy’, LLC, Perevalskoye Repair Construction Management 2, Luganskaya PMK-12, Balance, LLC, Radomir, LLC. New Technologies, LLC is also well known in a construction market of Lugansk and eastern Ukraine. This company constructs office buildings, contemporary residential complexes, retail entertainment centers, malls, temples and cathedrals.

Within the window and façade systems market, the main competitors are Liga Prim and Construction Company “Lugansk”. Liga Prim produces aluminum and polyvinyl chloride construction elements: doors, windows, full height partitions, balcony sliding & folding doors, and windowpanes. Construction Company “Lugansk”, LLC specializes in a full-scale production of new age construction materials like metal plastic doors and windows, timber homes and brick, cement.

Within media and security services segment, an assessment of competition is deemed by management to be irrelevant. The competition in these markets has no affect on the activities of these companies, since they do not provide any services to any external clients, but rather serve our internal needs to allow us to utilize and rely on our own resources for convenience, timeliness and availability.

EMPLOYEES

As of the date of this registration statement, we employ 1,243 persons. We expect to recruit additional employees of high skill, and our success will depend in part upon our ability to retain such employees and attract new qualified employees who are in great demand. None of our employees are members of a union. We consider our employee labor relations to be good. The following table provides the number of our employees employed by each of our subsidiary companies:

JSC ‘Ukrcommunbank’	834
JSC ‘Oranta-Lugan’	348
Novostroy, LLC	35
UKB	1
Noviy Format	6

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Skhid-Media Group, LLC	3
Finansist	16

RISK FACTORS

Our business is subject to numerous risk factors, including the following:

RISK FACTORS AFFECTING OUR OPERATING RESULTS AND COMMON STOCK

Before investing in our common stock you should carefully consider the following risk factors, the other information included herein and the information to be included in our future reports and filings. Our business, financial condition, and the trading price of our common stock could be adversely affected by these and other risks.

RISKS RELATED TO OUR INDUSTRIES

Our industry is affected by cyclical and regional economic factors including the risk of a slow down in economic activity or recession.

All of our business is conducted in the Ukraine. A recession in the Ukraine or the public perception that a slowdown or recession may occur could decrease the demand for our products and adversely affect our business. Our overall financial results will be dependent substantially upon the extent to which economic conditions in the Ukraine remain strong. Overall economic activity has historically been susceptible to declines following periods of rapidly increased energy costs or interest rates. A slower expansion or recession will adversely affect our financial results. Our geographic concentration in Ukraine exposes us to the local market conditions in this country. Economic downturns in these areas or decisions by governments that have an impact on the level and pace of overall economic activity could adversely affect our sales and profitability.

Our banking and construction business are cyclical industries. These industries may experience significant fluctuations based on economic conditions, energy prices, consumer demand and decisions by governments to fund infrastructure projects such as highways, schools, energy plants and airports. Many of these factors are beyond our control. As a result of the volatility in our principal industries, we may have difficulty increasing or maintaining our level of sales or profitability. If these industries suffer a prolonged downturn, then our business may be adversely affected.

Our banking operations are subject to significant regulatory schemes and violation of these regulations will have a significant negative impact on our results of operations and our ability to continue in business.

Banks and their activity in the Ukraine are governed by specific regulations. These laws set forth the structure of Ukraine’s banking system, which includes the National Bank of Ukraine (NBU). NBU is a state body that regulates national banking activity. If we are found to have violated these banking legislation or we engage in risky transactions that threaten the interests of our depositors or other bank creditors, the National Bank of Ukraine may exercise such measures as imposing penalties, bank reorganization, assigning temporary administration or other ramifications that may be appropriate in the

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sole discretion of the NBU. We believe that we are in compliance with these regulations and have established sufficient procedures and safeguards to avoid this occurrence.

Compliance with and changes in environmental and remediation requirement could result in substantially increased capital requirements and operating costs.

Existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, may have a material adverse effect on our results of operations and financial condition. Compliance with environmental laws and regulations is a significant factor in our construction business. We are subject to local, provincial, and national environmental laws and regulations concerning, among other matters, waste disposal, air emissions and employee health.

Although we believe that we are in substantial compliance with all applicable laws and regulations, legal requirements are changing frequently and are subject to interpretation. New laws, regulations and changing interpretations by regulatory authorities, together with uncertainty regarding adequate pollution control levels, testing and sampling procedures, new pollution control technology and cost benefit analysis based on market conditions are all factors that may increase our future expenditures to comply with environmental requirements. Accordingly, we are unable to predict the ultimate cost of future compliance with these requirements or their effect on our operations. We cannot predict whether such costs can be passed on to customers through product price increases. Competitors in various regions or countries where environmental regulation might not be so restrictive, subject to different interpretation or generally not enforced may enjoy a competitive advantage.

RISKS RELATED TO OUR OPERATIONS

We are in the preliminary stages of planning for the development of residential and commercial properties that we own. While we believe we have the financial ability to undertake these projects on our own behalf, we may require additional financing. Delays in our ability to obtain the financing necessary to commence construction of our proposed development of our residential and commercial properties, delays in the construction or defects in materials and/or workmanship may occur.

As of the date of this registration statement we have various construction projects proposed to be undertaken in the near future. See “Description of Business – Real Estate.” While we believe we have sufficient financial resources to engage in these projects, in the event we require additional capital to undertake these projects, we do not have any commitment from any third party to provide any additional financing that may be required. No assurances can be provided that we will obtain the same.

Further, construction projects often involve delays in obtaining permits and encounter delays due to weather conditions, fire, the provision of materials or labor or other events. In addition, changes in interest rates or the credit environment or changes in political administrations at the federal, provincial, state or local levels that result in policy change towards our proposed projects could cause construction and operation delays. Any of these events may adversely affect our ability to commence our proposed construction of these commercial and residential projects, which may expose us to additional unknown risks that arise due to such a delay. As of the date of this registration statement, we are in the planning stages for these projects and we do not have any timeframe to the commencement of the same.

Any significant increase in the final construction costs of our proposed development of our commercial and residential properties will adversely affect our capital resources.

As of the date of this registration statement we are in the process of planning the development of residential and commercial properties that we currently own. These plans have not yet been finalized,

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including an analysis of the costs of construction. Final construction costs however may vary from our initial budget prices due to possible price escalation, force majeure events that we cannot control and change orders that we may request over the course of construction. While we may seek additional funding to deal with any adverse contingencies that may arise before construction is completed, or at the very least have such potential sources of funding in place if this situation occurs, there can be no assurances that we will be able to raise this additional capital if necessary to fund the cost of these variances if they occur.

We will be subject to extensive air, water and other environmental regulations in connection with the construction and operation of our planned residential and commercial properties. We cannot predict in what manner or to what extent governmental regulations will harm our business.

Environmental laws and regulations that are expected to affect our planned operations are extensive and have become progressively more stringent. Applicable laws and regulations are subject to change, which could be made retroactively. Violations of environmental laws and regulations or permit conditions can result in substantial penalties, injunctive orders compelling installation of additional controls, civil and criminal sanctions permit revocations and/or facility shutdowns. If significant unforeseen liabilities arise for corrective action or other compliance, our sales and profitability could be materially and adversely affected. See “DESCRIPTION OF BUSINESS.”

We will need to obtain various construction permits relating to our proposed development of residential and commercial properties and there can be no assurances that we will be able to obtain these permits, or that we will not incur significant delay in obtaining the same.

As of the date of this registration statement we have not yet begun obtaining those permits required relating to the construction of our proposed development of residential and commercial properties. We will be required to obtain a Site Plan Approval. The Site Plan Approval process entails submitting a detailed layout of the proposed building construction including items such as building finishes and an artist’s rendering showing what the structures will look like from various street level views. Based upon our prior experience in these matters, we do not believe that we will encounter any problem obtaining these permits there can be no assurances that we will not experience a problem or delay in obtaining these permits. The general time period required for this permit is 90 days. There can be no assurances that we will obtain all permits in a timely manner, or at all. Failure to obtain all necessary permits will have a significant negative impact on our proposed plan of operation and future results of our operations.

Our success depends on attracting and retaining qualified personnel.

We depend on our core management, specifically Mr. Lozovskyy, our Chief Executive Officer. The loss of Mr. Lozovskyy could prevent us from achieving our business objectives. Our future success will depend in large part on our continued ability to attract and retain other highly qualified technical and management personnel, as well as personnel with expertise in banking, construction and government regulation. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. If our recruitment and retention efforts are unsuccessful, our business operations could suffer.

In addition, due to increased competition and the recent entry of foreign banks into the Ukrainian market, the competition for qualified staff has become more acute. As a result, it has become more difficult to retain a qualified work force, since some banks-competitors offer higher salaries. In response to this we have developed an intensive cost-efficient training and career growth program in order to motivate, promote and retain the talented workforce. However, there can be no assurance that our efforts in this regard will be successful and we will be able to retain valuable employees. Failure to retain these

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employees may have a negative impact on our results of operations.

Our principal businesses, including our Bank, insurance and construction companies are subject to significant regulatory compliance, including the issuance by the Ukrainian government of various licenses and permits.

We currently believe that we have received all licenses and permits to conduct our various existing businesses. However, in the event of a revocation or suspension of these certain licenses and/or permits, our ability to conduct these businesses will be negatively impacted and we will be unable to continue our business effectively.

Our various business activities depend to a great extent on the performance of our computer and information systems.

In particular, failure of our existing computer and information systems of our Bank may lead to suspension of business activity and incorrect or inaccurate bank transactions, which could result in our incurring significant potential liability to our banking customers. If this occurs, our results of operations will be negatively affected.

Competition in our various market segments, specifically our Bank, is expected to become significant.

Our various businesses, including but not limited to our banking operations, are subject to strong competitive pressures. Banking attracts major foreign companies and banks in this sector. Considerable competition growth is expected in this sector in the foreseeable future, which may negatively affect our future results of operations.

Ukraine laws and regulations governing our businesses and the validity of certain of our contractual arrangements are uncertain. If we are found to be in violation, we could be subject to sanctions. In addition, changes in such Ukraine laws and regulations may materially and adversely affect our business.

RISKS RELATED TO DOING BUSINESS IN UKRAINE

Adverse changes in economic and political policies of the Ukraine government could have a material adverse effect on the overall economic growth of Ukraine, which could adversely affect our business.

Substantially all of our business operations are conducted in Ukraine. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in Ukraine. Ukraine’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Ukraine economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of Ukraine. The Ukraine government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall Ukraine economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The Ukraine government has historically implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in the Ukraine, which in turn could adversely affect our results of operations and financial condition.

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The Ukrainian tax legislation and principles of tax accounting in the Ukraine are in the process of development and are frequently revised.

There are substantial uncertainties regarding the interpretation and application of Ukraine laws and regulations, including, but not limited to, the laws and regulations governing our business, specifically Ukrainian tax laws. These laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

The Ukraine government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new Ukraine laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future Ukraine laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

The implementation of future tax or other laws applicable to our businesses by governmental authorities of the Ukraine cannot be predicted. This makes it difficult for us to anticipate these future changes and correspondingly, engage in meaningful business planning of future business activities. In the event new laws, including new tax legislation are adopted in the future, our results of operations may be negatively affected.

Uncertainties with respect to the Ukraine legal system could adversely affect us.

We conduct our business primarily through our Ukraine subsidiaries. Our operations in the Ukraine are governed by Ukrainian laws and regulations. We are generally subject to laws and regulations applicable to foreign investments in the Ukraine and, in particular, laws applicable to wholly foreign-owned enterprises. The Ukraine legal system is based on written statutes. Prior court decisions may be cited for reference but have limited value for precedence.

Since 2004,Ukraine legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in Ukraine. However, Ukraine has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in Ukraine. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the Ukraine legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in Ukraine may be protracted and result in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Ukraine based on United States or other foreign laws against us, our management.

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We conduct substantially all of our operations in Ukraine and substantially all of our assets are located in Ukraine. In addition, all of our senior executive officers reside within Ukraine. As a result, it may not be possible to effect service of process within the United States or elsewhere outside Ukraine upon our senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws.

Governmental control of currency conversion may affect the value of your investment.

The Ukraine government imposes controls on the convertibility of hryvna, the national currency of Ukraine, into foreign currencies and, in certain cases, the remittance of currency out of the Ukraine. We receive substantially all of our revenues in hryvna. Under our current structure, our income is primarily derived from payments from the net profit of our subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our Ukraine subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Ukraine foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Ukraine government by complying with certain procedural requirements. However, approval from appropriate government authorities is required where hryvna is to be converted into foreign currency and remitted out of the Ukraine to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Ukraine government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Fluctuation in the value of hryvna may have a material adverse effect on your investment.

The value of hryvna against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Our revenues and costs are mostly denominated in hryvna, while a significant portion of our financial assets are denominated in U.S. dollars. We rely entirely on fees paid to us by our affiliated entity in the Ukraine. Any significant fluctuation in value of hryvna may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our stock in U.S. dollars. For example, an appreciation of hryvna against the U.S. dollar would make any new hryvna denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into hryvna for such purposes. An appreciation of hryvna against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into hryvna, as hryvna is our reporting currency.

RISKS RELATED TO AN INVESTMENT IN OUR SECURITIES

To date, we have not paid any cash dividends and no cash dividends will be paid in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future and we may not have sufficient funds legally available to pay dividends. Even if the funds are legally available for distribution, we may nevertheless decide not to pay any dividends. We intend to retain all earnings for our operations.

The application of the “Penny Stock” rules could adversely affect the market price of our Common Stock and increase your transaction costs to sell those shares.

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As of the date of this registration statement there is no market for our securities. We intend to have a market maker file an application to list our common stock for trading on the Over-the-Counter Bulletin Board upon effectiveness of this registration statement. There can be no assurances that our application will be approved. If so approved, if the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the “penny stock” rules. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

If our Common Stock is approved for trading it is likely that our Common Stock will be thinly traded, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. As a result,you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

We cannot predict the extent to which an active public market for our common stock will develop or be sustained. However, we do not rule out the possibility of applying for listing on the NASDAQ National Market or other exchanges.

This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that current trading levels will be sustained.

If our Common Stock is approved for trading, the market price for our common stock may be particularly volatile given our status as a relatively small company with a small and thinly traded “float” that could lead to wide fluctuations in our share price. The price at which you purchase our common stock may not be indicative of the price that will prevail in the trading market. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

The market for our common shares will be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price will be attributable to a number of factors. First, as noted above, we expect that our Common Stock will be sporadically and/or thinly

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traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. The following factors may add to the volatility in the price of our common shares: actual or anticipated variations in our quarterly or annual operating results; adverse outcomes and additions or departures of our key personnel, as well as other items discussed under this “Risk Factors” section. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our common shares will be at any time, including as to whether our common shares will sustain their current market prices, or as to what effect that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price. However, we do not rule out the possibility of applying for listing on the NASDAQ National Market or other exchanges.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. If our Common Stock is approved for trading we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market. However, our management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities if trading in our Common Stock is approved. The occurrence of these patterns or practices could increase the volatility of our share price.

Volatility in our common share price may subject us to securities litigation.

If our Common Stock is approved for trading, the market for our common stock may be characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our corporate actions are substantially controlled by our management.

Mr. Lozovskyy, our CEO, President and a director, controls approximately 85% of our outstanding Common Stock. Thus, he can exert substantial influence over matters such as electing directors and approving mergers or other business combination transactions. While all of our stockholders are entitled to vote on matters submitted to our stockholders for approval, because of the significant percentage ownership and concentration of voting power held by him, elections of our board of directors and other corporate decisions will generally be within his influence. There can be no assurance that

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matters voted upon by Mr. Lozovskyy, will be viewed favorably by all our stockholders, or that voting decisions of Mr. Lozovskyy will be agreeable to all other stockholders.

The elimination of monetary liability against our directors, officers and employees under Nevada law and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our Articles of Incorporation do not contain any specific provisions that eliminate the liability of our directors for monetary damages to our company and stockholders; however we are prepared to give such indemnification to our directors and officers to the extent provided by Nevada law. The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors and officers, which we may be unable to recoup. These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors and officers for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and stockholders.

Legislative actions, higher insurance costs and potential new accounting pronouncements may impact our future financial position and results of operations.

There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory rulings that will have an impact on our future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes as well as proposed legislative initiatives following the Enron bankruptcy are likely to increase general and administrative costs and expenses. In addition, insurers are likely to increase premiums as a result of high claims rates over the past several years, which we expect will increase our premiums for insurance policies. Further, there could be changes in certain accounting rules. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of increased indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because our subsidiaries are incorporated in non-U.S. jurisdictions, we conduct substantially all of our operations in the Ukraine, and all of our officers reside outside the United States.

Although we are incorporated in Nevada, we conduct substantially all of our operations in Ukraine through our wholly owned subsidiaries in Ukraine. All of our officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it

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may be difficult or impossible for you to bring an action against us or against these individuals in Ukraine in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Ukraine may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major stockholders than would shareholders of a corporation doing business entirely within the United States.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Following this registration statement we will become subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 10-KSB for the fiscal year ending December 31, 2007. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by SEC has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur, or the timing of such costs.

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ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Some of the information in this registration statement contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. You should read statements that contain these words carefully because they:

•	discuss our future expectations;

•	contain projections of our future results of operations or of our financial condition; and

•	state other “forward-looking” information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “RISK FACTORS” and “DESCRIPTION OF BUSINESS” and elsewhere in this Registration statement. See “RISK FACTORS.”

OVERVIEW

We are a Nevada corporation that was incorporated on January 27, 2004, as UCC Services Group. Other than issuing shares of our Common Stock, we did not engage in any business activities until February 2006. On February 13, 2006, we entered into a share exchange agreement (the “Share Exchange”) with TBM Management Limited, a British Virgin Islands company (“TBM Management”). The Share Exchange was affected by our undertaking a forward split of our issued and outstanding Common Shares in order to bring the number of our issued and outstanding Common Shares to 1,000,000 simultaneously with the closing of the Share Exchange and thereafter, issuing 9,000,000 restricted shares of our Common Stock in exchange for all of the Common Stock then outstanding of TBM Management. As a part of the Share Exchange, we changed our name to TBM Holdings, Inc. All references to our Company in this Registration Statement include our predecessor company, where applicable.

As a result of the Share Exchange we became a holding company that operates our business through eight (8) operating subsidiary companies engaged in banking, insurance, commercial and residential construction, multimedia, production and distribution of construction elements and façade systems and security services that includes providing guards for industrial and office units and for cash collection operations. Each of these companies is a Ukraine entity and each operates exclusively in Ukraine. To date, we have derived a majority of our revenues and corresponding profits from the operations of our bank. We have generated nominal revenues from the operations of our media and security operations.

We own between 66% and 94% of each subsidiary company. Our operating subsidiary companies and our respective ownership in each are as follows:

o

CJSC Finansist, a company that performs research of financial markets; investment activities within financial markets and real estate construction and development. This company also works with UKB in the development of real estate projects. We own approximately 94% of CJSC Finansist;

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o	JSC ‘Ukrcommunbank’, a company engaged in banking services. We own approximately 86% of JSC ‘Ukrcommunbank’

o	JSC ‘IC ‘Oranta-Lugan’, which is engaged in providing insurance services. We own approximately 88% of JSC ‘IC ‘Oranta-Lugan’

o	Skhid-Media Group LLC, a company engaged in the media business. We own approximately 66% of Skhid-Media Group LLC

o	Novostroy, LLC, a company engaged in general contractor operations. We own approximately 94% of Novostroy, LLC;

o	Centurion, a company that provides security services. We own approximately 94% of Centurion;

o

Noviy Format, a company engaged in the production, distribution and installation of construction elements like doors, windows and façade systems. We own approximately 94% of Noviy Format. This company also performs structural design services in conjunction with those companies listed below in (8); and

o	UKB, which is engaged in residential and commercial construction. Novostroy LLC works with UKB as a general contractor.

We do not own 100% of these subsidiaries as a result of our selling shares of these companies in the past for fund raising purposes. Unless otherwise indicated, all references in this registration statement to our Company include our subsidiary companies.

TBM Management commenced business activities in July 2005, at which time our subsidiary companies were consolidated. Our current holdings evolved through time. Operating our various subsidiaries as separate entities resulted in a lack of coordination. Therefore, during 2005 these entities were consolidated in order to establish an official structure of relationships within their operations, CJSC Finansist (“Finansist”) initially was formed to serve as the holding entity for the whole structure. Finansist held controlling amount of shares to the bank, insurance company, and acted as a founder of new companies, including our other subsidiaries until TBM Management was formed. This process was completed in 2006, when Mr. Lozovskyy obtained control over TBM Management. Currently he is our CEO, President and Director. See “Item 5. Directors, Executive Officers, Promoters and Control Persons.”

RESULTS OF OPERATIONS

Comparison of Results of Operations for the six-month periods ended June 30, 2007 and 2006

Aggregate revenues generated by all of our operations during the six-month period ended June 30, 2007, was$15,866,275, compared to $8,114,501 during the similar period in 2006, an increase of $7,751,774. Our revenues during the period ended June 30, 2007 increased in all segments of our business, including an increase of $2,885,800 in our operations other than banking and insurance, an increase of $421,847 in interest income for our Bank, an increase of $1,129,969 in non-interest income generated by the Bank and an increase of $66,875 from insurance premium income. The significant increase in non-banking and insurance income increased as a result of substantial growth of our construction sector and the growth of our real estate operations.

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Cost of sales in the aggregate was $3,134,852 during the six-month period ended June 30, 2007, compared to $1,548,388 for the comparable period in 2006, an increase of $1,586,464 (49.4%). This increase arose from our other operations, primarily our construction and real estate operations. Cost of sales in our insurance segment remained relatively constant during these periods. In our banking operations, interest expense increased during the 6 months ended June 30, 2007, to $2,438,488, compared to $1,875,513 during the comparable period in 2006, an increase of $562,975. Interest on deposits increased $515,293 in the six months ended June 30, 2007, from $1,575,491 at June 30, 2006, to $2,090,784 at June 30, 2007, as a result of our increased customer base and increased deposits arising from our expansion of locations that occurred beginning in 2006.

General and administrative expense during our six-month period ended June 30, 2007 was $6,092,774, compared to $4,339,662 during the similar period in 2006, an increase of $1,753,112. This increase was primarily attributable to increased costs in our construction and real estate businesses, where general and administrative expense increased by $914,884 and Bank general and administrative expense also increased by $805,959. Each increase was attributable to increased locations and personnel.

As a result, we generated net income of $1,204,503 in our operations other than our Bank and insurance (approximately $12 per share), compared to net income of $372,874 during the six-month period ended June 30, 2006. Our Banking operations generated net income of $237,822 during the six-month period ended June 30, 2007, compares to income of $180,745 during the six-month period ended June 30, 2006 and our insurance subsidiary generated net income of $762,467, compared to net income of $491,666 during the six-month period ended June 30, 2006.

Comparison of Results of Operations for our fiscal years ended December 31, 2006 and 2005

Aggregate revenues generated by all of our operations during our fiscal year ended December 31, 2006, was$23,120,706, compared to $12,091,534 during our fiscal year ended December 31, 2005, an increase of $11,029,172 (91,2%). Our revenues during our fiscal year ended December 31, 2006 increased in all segments of our business, including an increase of $7,268,996 in our operations other than banking and insurance, an increase of 1,003,804 in interest income for our Bank, an increase of $2,444,777 in non-interest income generated by the Bank, including loan servicing fees and an increase of $350,035 from insurance premium income. Interest income generated by our Bank constituted $5,056,832, or an increase of 51% from interest income from 2005. The significant increase in non-banking and insurance income increased as a result of growth of business activities in our construction and real estate sector. Increased revenues in our Bank arose as a result of our increase in banking locations, which resulted in increased customers, increased deposits and increased lending activities. During our fiscal year ended December 31, 2006, the Bank experienced significant growth in all the major aspects of its business and improved its performance in most segments of its service market including increases in foreign exchange balances, regulatory capital and registered capital. During 2006 the Bank continued vigorous activities within the Ukrainian inter-bank credits market and inter-bank currency market and in comparison with the previous year’s volume of inter-bank performed operations grew the amount equal to $53 million, compared to $3.5 million in the previous year. Profits from inter-bank market operations reached $143,406.

Increased revenues in our insurance business arose from increased policies written during 2006. Increased revenues from our other business segments arose primarily as a result of an increase of $4,448,746 in commissions received from the sale of real estate during 2006, compared to 2005.

Cost of sales in the aggregate were $2,418,243 during 2006, compared to $583,409 in 2005, an increase of $1,835,834 (314,7%) due to increased business activities in our real estate sector. However, the percentage of cost of sales compared to revenues decreased approximately 4% in 2006 compared to 2005. Interest expense in our Bank increased from $4,666,358 in 2006, compared to $3,683,006 in 2005, an increase of $983,352. This increase was generallyas a result of increased deposits and loans. In our insurance

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division, cost of sales was $1,068,091 in 2006, compared to $837,724 in 2005, an increase of $230,367 (27.5%). Insurance compensations decreased $12,025 in 2006 compared to 2005, from $588,797 in 2006, to $600,822 in 2005, as a result of fewer insuranceclaims.

General and administrative expense in all of our operations in 2006 was $9,581,026, compared to $5,486,939 in 2005, an increase of $4,094,087 (74,6%). This increase was primarily attributable to an increase in expense in our activities other than our Bank and insurance operations, as general and administrative expense increased $2,809,284 as a result of our increased construction and real estate operations. Bank general and administrative expense increased $1,255,794 in 2006 compared to 2005 as a result of our expanded operations. Other operating expenses in our Bank increased to $1,162,026 in 2006 compared to $141,256 in 2005 due to increased allowances for accounts receivable, allowances for accrued income and insurance of credit risks. Insurance general and administrative expense increased slightly from $269,495 in 2006 to $240,486 in 2005.

As a result, we generated a net loss of ($231,743) in operations other than banking and insurance (approximately $0.02 per share), a net loss of ($481,316) in our banking operations and retained income of $1,407,957 in our insurance segment during our fiscal year ended December 31, 2006. During our fiscal year ended December 31, 2005, we generated net income of $4,683,736 in operations other than banking and insurance (approximately $0.46 per share), a net loss of ($457,494) in our banking operations and a loss of ($810,921) in our insurance segment.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2007, we had $22,088,059 in cash and cash equivalents, including $10,901,209 in cash relating to our business activities other than our Bank and insurance company, $10,895,302 at the Bank and $291,548 in our insurance sector.

Accounts receivable were $3,547,968, plus $1,451,812 in our insurance sector. This growth was realized by means of expansion of deposits of retail customers by $6,972,871 or 38.4%.

We believe we have sufficient available capital to continue our operations over the next 12 months. As discussed elsewhere herein, we intend to continue our growth by acquisition of other existing companies that provide synergy with our existing businesses. We estimate that we will need up to $5 million in additional capital to meet these objectives. We are currently conducting discussions with various investment bankers and other sources of capital to obtain these funds, but as of the date of this registration statement there are no agreements between us and any other party to provide us with these funds.

TRENDS

The Bank’s business plan and major strategic directions for development in 2007 are made by taking into account macroeconomic indices forecasting, such as discount rate of the National Bank of Ukraine, exchange rate of UAH to USD, interest rates in the interbank hryvna market (LIBOR) and international markets (LIBOR and others) and inflation rate. Together with the outlined Bank development strategy in 2007, the efforts of our management and employees will be focused on the following:

•	further increasing of the Bank assets and determination of ways of the Bank’s authorized capital growth in accordance with current legal base of the Ukraine;
•	reaching of the specific profits and capital ratio, which would provide the Bank with profitability level meeting market conditions and at the same time maintain the target deposit risk;

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•	further improvement of the Bank customer services quality;
•	increasing of the Bank assets base via active attraction of business capital and individual deposits;
•	increasing of our Bank assets quality, implementation of the new client crediting mechanisms;
•	expansion of non-cash transaction services via distribution of debit and credit cards of international payment system and credit cards “Ukrcard” and VISA;
•	interregional Bank position strengthening by means of continued branch network expansion,
•	increasing of efficiency of Bank liabilities management which will help lower the level of costs and increase our Bank’s profitability and growth;
•	introduction of new bank technologies,
•	strengthening of our material and technical base, including software improvement,
•	proficiency of bank employees.

The long term strategic objective of the Bank remains minimization of risks, preserving and strengthening of financial stability, expansion of service varieties, growth of profitable activities and bank positioning strengthening in the banking system of Ukraine and in the world.

In order to excel in our construction business we believe we will need to integrate companies producing construction materials into our existing structure. As of the date of this registration statement we intend to accomplish this objective through either a start up or an acquisition of an established company. However, while we have had discussions with potential acquisition candidates, there are no agreements, either express or implied, between us and any third party for our acquisition of the same.

The same development pattern is considered in our financial sector. Expanding a network of branches of the Bank or bringing an insurance company onto a regional scale is going to be accomplished either by means of building anew, or by means of acquiring shares of established businesses in this sector. We believe that this model will contribute to our increased growth. However, while we are always looking at acquiring other businesses, there are no agreements in place as of the date of this registration statement for us to acquire the same. Our objectives for the foreseeable future include entering other market segments with a high growth potential. For example, we are currently exploring development of operations within the utility market. We believe that the acquisition of companies that produce gas and power equipment will provide access to a growing market segment with relatively limited competition in the Ukraine. We believe that our ability to market and sell, as well as finance the production of this equipment, will result in success. We also believe that there is a great potential in agricultural and other various sectors of the Ukraine economy. However, our ability to enter these new industries is highly depend on attracting a significant amount of either debt or equity capital. We have no commitment from any third party to provide this capital and there are no assurances that we will be able to raise these funds on acceptable terms, or at all.

INFLATION

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material affect on our results of operations during the six-month period ended June 30, 2007.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified

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in the Securities and Exchange Commission’s rules, regulations and related forms, and that such information is accumulated and communicated to our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Leases - We follow the guidance in SFAS No. 13 “Accounting for Leases,” as amended, which requires us to evaluate the lease agreements we enter into to determine whether they represent operating or capital leases at the inception of the lease.

Capitalized Interest - In accordance with SFAS No. 34, the interest costs associated with our capital lease obligation are capitalized to assets under capital lease.

Foreign currency translation - Our functional currency is United States dollars and the functional currency of our Ukrainian subsidiaries is currently hryvna. The operations of our Ukraine subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52 “Foreign Currency Translation” as follows:

(i)	Assets and liabilities at the rate of exchange in effect at the balance sheet date; and
(ii)	Revenue and expense items at the average rate of exchange prevailing during the period.

Translation adjustments are included as a separate component of stockholders’ equity (deficiency) as a component of comprehensive income or loss.

We and our subsidiaries translate foreign currency transactions into our functional currency at the exchange rate effective on the transaction date. Monetary items denominated in foreign currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses are included in income.

Stock-based compensation – Effective January 1, 2006, we adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment.” SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized on a straight-line basis over the employee service period (usually the vesting period). That cost is measured based on the fair value of the equity or liability instruments issued using the Black-Scholes option pricing model.

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Recent accounting pronouncements – In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets-an amendment of FASB Statement No.  140.” SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all such transactions entered into by the Company on or after January 1 2007. The adoption of SFAS No. 156 had no impact on our consolidated financial condition or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No.157 is effective for our consolidated financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on our consolidated financial statements or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires the recognition of the funded status of a defined benefit plan in the balance sheet; the recognition in other comprehensive income of gains or losses and prior service costs or credits arising during the period but which are not included as components of periodic benefit cost; the measurement of defined benefit plan assets and obligations as of the balance sheet date; and disclosure of additional information about the effects on periodic benefit cost for the following fiscal year arising from delayed recognition in the current period. In addition, SFAS No. 158 amends SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” to include guidance regarding selection of assumed discount rates for use in measuring the benefit obligation. The recognition and disclosure requirements of SFAS No. 158 are effective for our year ended December 31, 2006. The measurement requirements are effective for fiscal years ending December 31, 2008. We do not believe the adoption of SFAS No.158 will have a material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). Under the provisions of SFAS No. 159, companies may choose to account for eligible financial instruments, warranties and insurance contracts at fair value on a contract-by-contract basis. Changes in fair value will be recognized in earnings each reporting period. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are required to adopt the provisions of SFAS No. 159 effective January 1, 2008. We are currently assessing the impact of the adoption of SFAS No. 159.

ITEM 3. DESCRIPTION OF PROPERTY

Our principal executive offices are located at 18-a Shevchensko V.V., Lugansk, Ukraine 91055, Office/Fax: (380) ###-##-####. This location consists of approximately 29,473 square feet of executive office space. The property is owned by one of our subsidiaries, Ukrcommunbank. We believe that this location will meet our requirements for the foreseeable future. In the event we require additional space in the future, there is sufficient additional space available in our immediate area if so needed.

In addition, we own numerous other real properties, including:

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Property	Address	Sq. Feet	Date of Purchase

Office Space	37 Engels Street, Suite 1, Sverdlovsk	596	03/03/2002
Building	46 Kommunarov Street, Starobelsk	2,312	07/21/2004
Office Space	6 30-Let-Pobedy Street, Rubezhnoe	3,038	05/31/2002

Office Space	Geroev Stalingrada Street, Lugansk	248	02/08/2005
Office Space	7 VOV Ploshad, Lugansk	978	05/17/2001
Office Space	1/15 Malaya Arnautskaya Street, Odessa	1,335	04/16/2004
Building	21 Parizhskaya Kommuna Street, Severodonetsk	7,520	04/29/2004
Building	20-B Oborannaya Street, Lugansk	19,590	06/21/2004
Building	3-A Balaklavskaya Street, Sevastopol	6,373	07/28/2004
Building	17 Komsomolskaya Street, Dnepropetrovsk	4,093	08/13/2004
Office Space	11/13 Pushkinskaya Street, Kharkov	2,895	09/24/2004
Office Space under construction	13, Bogdana Khmelnickogo, Donetck	9,150	10/13/2004
Office Space	7/22 Kotsyubinskogo Street, Lugansk	1,842	12/9/2004
Office Space	7 Oktyabrskyi Pereulok, Kremennoe	4,823	12/29/2004
Office Space	2/31 Moskovskaya Street, Bryanka	569	03/30/1999
Office Space	79/16 Petrovskogo Street, Antracit	516	04/23/1996
Office Space	41/1 Mendeleeva Street, Rubezhnoe	445	05/18/1999
Office Space	108/3 Gorkogo Street, Slavyanoserbsk	442	10/25/2001
Office Space	58/12 Pobedy Prospekt, Troickoe	570	09/15/2001
Building	Bazarnaja Ploshad, Starobelsk	1,334	08/23/1990
Office Space	134 “A” Karl Marks Street, Rovenki	3,530	02/26/1993
Building	1B Lermontov Street, Lugansk	69,368	12/21/2004
Storage Facilities	1B Lermontov Street, Lugansk	28,148	12/21/2004
Industrial Premises	1B Lermontov Street, Lugansk	221,634	12/21/2004
Storage Facilities	7”G” 2nd Oboronnyi Proezd, Lugansk	79,731	12/21/2004
Industrial Premises	7”G” 2nd Oboronnyi Proezd, Lugansk	2,679	12/21/2004
Office Space	16 Bankovskaya Street, Novoaydar	3,530	09/13/1994
Office Space	3 Microcentr Kvartal, Suite 38, Krasnodon	504	03/02/2002
Office Building	18a V.V. Shevchenko Str., Lugansk	29,475	11/19/1998
Office Space	74 Sovetskaya Street, Lugansk	2,500	02/18/2004

We own various office furniture, including numerous desks, conference table, chairs, file cabinets, and modular divisions. We also own computers and printers, telecommunication equipment and miscellaneous office equipment.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of such securities, as well as the securities beneficially owned by all of our directors and officers. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

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Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Eduard Lozovskyy (1) 18-a Shevchensko V.V. Lugansk, Ukraine 91055	9,000,000	85.3%

Common	All Officers and Directors as a Group (3 persons)	9,000,000	85.3%

________________________________

(1)	Officer and director of our Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth information regarding our executive officers and directors:

Name	Office

Eduard Lozovskyy	Chief Executive Officer, President, Director

Igor Zhutaev	Secretary, Treasurer, Director

Kolev Hristo	Director

There are no family relationships between any of our directors or executive officers.

Our Articles of Incorporation and Bylaws provide that the number of members of our Board of Directors shall be not less than one (1) and not more than nine (9) members. Our current number of directors is three (3). Directors are elected by the shareholders at the annual meeting and serve until their successors are duly elected and qualified. Directors are elected for a term of one (1) year. All our officers serve at the discretion of our Board of Directors.

The following is a biographical summary of the business experience of our directors and executive officers:

Eduard Lozovskyy,age 42, assumed his position with us in February 2006. In addition, since November 2005, he has been the director of TBM Management Limited, a wholly owned subsidiary of our Company. From April 2001 through the present, he has also been the Chairman of the Board of Ukrcommunbank, which TBM Management acquired in 1998, where he is responsible for the day-to-day operations and strategic business management. Mr. Lozovskyy began his relationship with Ukrcommunbank in August 1996. He received an MBA degree in economics from Voroshilovgrad (Lugansk) machine building institute in 1987. He also received a Ph.D. in economics from St. Petersburg State University in Russia. He devotes substantially all of his time to our business.

Igor Zhutaev, age 48 assumed his position with us in February 2006. In addition, since November 2005, he has been the director of TBM Management Limited, a wholly owned subsidiary of our Company. From 1996 through the present time, he has also been employed by Ukrcommunbank,

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beginning as department chief of automated systems and rising to the position of Vice-President of the Board of Directors. He has received degrees in mathematics from the Kharkov State University in 1982 and in economics from the Regional Institute of Management in 2004. He devotes substantially all of his time to our business.

Kolev Hristo, age 51, assumed his position with us in February 2006. Since July 1999, he has been the Manager of Kamenec Limited located in Bulgaria, a furniture manufacturer. In addition, since November 2005, he has also been a director of TBM Management Limited, a wholly owned subsidiary of our Company. He received a degree in economics in 1985 from the Kiev National Economy Institute. He devotes only such time as necessary to our business, which is not expected to exceed 5% of his business time.

BOARD COMMITTEES

We do not currently have any committees of the Board of Directors. We expect to appoint an audit committee, corporate governance committee and compensation committee in the future once we increase the number of independent directors.

During our fiscal year ended December 31, 2006, our Board took action on three separate occasions, either through a formal meeting or by unanimous consent pursuant to the laws of the State of Nevada.

ITEM 6. EXECUTIVE COMPENSATION.

REMUNERATION

The following table sets forth compensation for each of the past three fiscal years with respect to our Chief Executive Officer and any other executive officer who earned a total annual salary and bonuses that exceeded $100,000 in any of the three preceding three fiscal years.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long Term Compensation/Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards($)	Stock Option Awards ($)	Securities underlying options/ SARS (#)	Non-Equity Incentive Plan Compensation	Non-qualified Deferred Compensation Earnings	All other Compensation ($)	Total Compensation($)

Eduard Lozovskyy	2007	$0	$0	$0	$0	0	0	0	$0	$0
Chief Executive Officer	2006	$0	$0	$0	$0	0	0	0	$0	$0
and Chief Financial Officer	2005	$0	$0	$0	$0	0	0	0	$0	$0

We have adopted no retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of our employees, but may do so in the future.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

From time to time various persons have made loans to us. Following is a description of these transactions:

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Igor Zhutaev:

	Year ended December 31, 2006		Year ended December 31, 2005
	granting	repayment	granting	repayment
Providing finance	57,762	5,237	2,276	519
Allowance accrued	—	—	—	26
Weighted average rate	—	—	—	18.7%
Interest received	—	1,642	—	423

Noviy Format Plus LLC:

	Year ended December 31, 2006		Year ended December 31, 2005
	granting	repayment	granting	repayment
Providing finance	2,462,418	375,048	281,399	—
Allowance accrued	—	302,624	—	5,086
Weighted average rate	—	18%	—	18%
Interest received	—	116,033	—	20,833

Rem-Invest LLC:

	Year ended December 31, 2006		Year ended December 31, 2005
	granting	repayment	granting	Repayment
Providing finance	—	113,574	—	—
Allowance accrued	—	37,291	—	—
Weighted average rate	—	—	—	—
Interest received	—	28,832	—	—

Skhid-Avto LLC:

	Year ended December 31, 2006		Year ended December 31, 2005
	Granting	Repayment	granting	repayment
Providing finance	—	152,400	—	—
Allowance accrued	—	1,000	—	—
Weighted average rate	—	15%	—	—
Interest received	—	9,457	—	—

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Rodina LLC:

	Year ended December 31, 2006		Year ended December 31, 2005
	Granting	repayment	granting	repayment
Providing finance	59,406	59,406	—	—
Allowance accrued	—	—	—	—
Weighted average rate	—	23%	—	—
Interest received	—	511	—	—

Pavel Lozovskyy:

	Year ended December 31, 2005
	receiving	repayment
Amount of deposit	431,474	269,729
Weighted average rate	—	20.1%
Interest paid	—	7,896

Eduard Lozovskyy:

	December 31, 2006	Year ended December 31, 2006		Year ended December 31, 2005
		receiving	repayment	Receiving	repayment
Amount of deposit	34,925	29,070	12,585	—	—
Weighted average rate	—	10%	—	—	—
Interest paid	479	5,148	4,905	—	—

Tatyana Lozovskaya:

	December 31, 2006	Year ended December 31, 2006		Year ended December 31, 2005
		receiving	Repayment	receiving	Repayment
Amount of deposit	23,678	14,658	—	—	—
Weighted average rate	—	14.47%	—	—	—
Interest paid	283	2,461	2,475	—	—

Natalia Gandgina:

	December 31, 2006	Year ended December 31, 2006		Year ended December 31, 2005
		receiving	Repayment	receiving	repayment
Amount of deposit	290,000	322,757	63,279	—	—
Weighted average rate	—	7,55%	—	—	—
Interest paid	119	1,114	1,157	—	—

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Olesya Yakovleva:

	December 31, 2006	Year ended December 31, 2006		Year ended December 31, 2005
		receiving	Repayment	receiving	repayment
Amount of deposit	39,238	5,647	—	—	—
Weighted average rate	—	10%	—	—	—
Interest paid	337	4,028	3,980	—	—

Nikolay Fedorovitch Tsymbaluk:

	December 31, 2006	Year ended December 31, 2006		Year ended December 31, 2005
		receiving	Repayment	Receiving	repayment
Amount of deposit	149,151	12,835	—	—	—
Weighted average rate	—	10%	—	—	—
Interest paid	1,275	14,526	17,835	—	—

As of the date of this registration statement, various sales and purchases have taken place between us and related parties, including the following:

Year ended December 31, 2006:

- JSC ‘Ukrainskiy Kommunalniy Bank’ leased from Tatyana Lozovskaya, an officer of one of our subsidiary companies, space used as a bank’s affiliate with annual rent payment of $7,937;

- JSC ‘Ukrainskiy Kommunalniy Bank’ leased from Shelkoviy Put` LLC, a company owned by one of the officers of a subsidiary of ours, space used as a bank’s affiliate with annual rent payment of $3,488;

- JSC ‘Ukrainskiy Kommunalniy Bank’ leased from TH Vse dlya shytiya Inc., a company owned by one of the officers of a subsidiary of ours, space used as a bank’s affiliate with annual rent payment of $7,853;

- CJSC ‘Finansist’ sold equipment to Shelkoviy Put` LLC for the amount of $47,252;

- CJSC ‘Finansist’ rents to Nedayvoda LLC a cafe in amount of $2,600;

- CJSC ‘Finansist’ leased to CJSC ‘Dolya-Skhid’ an office building for the amount of $49,500;

- JSC ‘Ukrainskiy Kommunalniy Bank’ leased from Tatyana Lozovskaya, an officer of a subsidiary of ours, space used as a bank’s affiliate with annual rent payment of $7,937;

- JSC ‘Ukrainskiy Kommunalniy Bank’ leased from Shelkoviy Put` LLC space used as a bank’s affiliate with annual rent payment of $3,488;

- JSC ‘Ukrainskiy Kommunalniy Bank’ leased from TH Vse dlya shytiya Inc. space used as a bank’s affiliate with annual rent payment of $7,853;

Various securities transactions have occurred between us and related parties, including the

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following:

Transactions during the year ended December 31, 2006:

- CJSC ‘Finansist’ received repayment of balances owed from the sale of securities by Noviy Format Plus LLC, in the amount of $646,167.

- CJSC ‘Finansist’ received repayment of balances owed from the sale of securities by Noviy Format Plus LLC in the amount of $749,575.

- CJSC ‘Finansist’ subscribed for shares in Lugansk-Centurion LLC for the amount of $1,386.

Transactions during the year ended December 31, 2005:

- 900 mortgage bonds of CJSC ‘Finansist’ were sold with face value of 100 UAH by CJSC ‘Dolya-Skhid’ to Zhutaev Igor for the amount of 90,000 UAH ($17,314);

- 900 mortgage bonds of CJSC ‘Finansist’ with face value of 100 UAH were repurchased by CJSC ‘Dolya-Skhid’ from Zhutaev Igor for the amount of 90,000 UAH ($17,314);

- 22,255 mortgage bonds of CJSC ‘Finansist’ with face value of 100 UAH were sold by Noviy Format Plus LLC to JSC ‘Ukrainskiy Kommunalniy Bank’ for the amount of 2,022,475 UAH ($389,082) with discount of 200,025 UAH ($38,481);

- 43,357,627 shares of common stock of JSC ‘IC ‘Oranta-Lugan’ were sold by CJSC ‘Finansist’ to the Noviy Format Plus LLC for the amount of 10,640,372 UAH ($2,046,984). No gain or loss arose from this transaction. Four months later Noviy Format Plus LLC returned 3,500,976 shares of this stock to CJSC ‘Finansist’ for the amount of 875,244 UAH ($168,379). The transaction resulted in loss 16,071 UAH ($3,092);

- After the receiving of the shares of stock that were mentioned above, CJSC ‘Finansist’ sold them to CJSC ‘Dolya-Skhid’ at cost of 875,244 UAH ($168,379). The transaction resulted in a gain of 16,071 UAH ($3,092). Thereafter, 3,496,976 shares of this stock were sold to Novostroy LLC for 874,244 UAH ($168,186);

- Novostroy LLC acquired 12,089,984 shares of stock of JSC ‘IC ‘Oranta-Lugan’ for the amount of 2,481,128 UAH ($484,226) from Noviy Format Plus LLC;

- CJSC ‘Finansist’ sold 5,812 shares of the stock of CJSC ‘Dolya-Skhid’ to Noviy Format Plus LLC for 3,785,355 UAH ($738,764);

- JSC ‘IC ‘Oranta-Lugan’ purchased 23,600,000 shares of its own common stock from Noviy Format Plus LLC. These shares were purchased for 5,900,000 UAH ($1,168,317) without any gain or loss;

- Novostroy LLC rendered construction services to TH Vse dlya shytiya LLC in consideration for 200,516 UAH ($39,134) and the amount of 191,864 UAH ($37,445) was repaid in the same period. The gain earned was equal to 13,114 UAH ($2,559);

In 2006, Midloz Investments Corp., a company owned by Mr. Lozovskyy, granted an additional financing to us by means of payments to the third parties on our behalf in an amount of $141,594. As of the date of this registration statement we remain liable for this obligation.

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There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

Our authorized capital stock consists of 100,000,000 Common Shares, par value $0.001 per share and 25,000 Preferred Shares, par value $0.001 per share. There are 10,550,597 common shares issued and outstanding as of the date of this filing. There are no preferred shares issued or outstanding.

Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of our liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of our Common Stock issued and outstanding are fully paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefore.

Preferred Shares. Shares of preferred stock may be issued from time to time in one or more series as may be determined by our Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of preferred stock shall have preemptive rights. We have no shares of preferred stock outstanding, and the Board of Directors does not plan to issue any shares of preferred stock for the foreseeable future, unless the issuance thereof shall be in our best interests.

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PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

As of the date of this registration statement there is no market for our Common Stock. We expect to cause an application to be filed on our behalf to list our Common Stock for trading on the OTCBB. There can be no assurances that our Common Stock will be approved for listing on the OTCBB, or any other existing trading market. See “RISK FACTORS.”

As of the date of this Registration Statement there were 10,550,597 shares of our Common Stock outstanding held by an aggregate of 42 stockholders of record. There are no shares of our Preferred Stock issued or outstanding.

As of the date of this Registration Statement, 1,000,000 shares of our Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

We have not paid cash dividends in the past, nor do we expect to pay cash dividends for the foreseeable future. We anticipate that earnings, if any, will be retained for the development of our business.

The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a “penny stock,” for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person’s account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person’s account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 2. LEGAL PROCEEDINGS

We are party to various legal proceedings, none of which we believe to be material to our business. Most of the actions that we are involved in relate to our banking operations, where there has

43

been a default on the loans that we have made. Management believes there is no litigation threatened in which we face potential loss or exposure or which will materially affect shareholders’ equity or our business or financial condition. See “Note 29” to our Consolidated Financial Statements included herein.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There are no disagreements with the findings of our independent accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

In July 2007, we issued 550,597 shares of our Common Stock in favor of one individual in exchange for 199,089 shares of Zao Termo, a Ukraine corporation. The shares received represent approximately 55% of Zao Termo’s issued securities. We relied upon the exemption from registration provided by Section 4/2 promulgated under the Securities Act of 1933, as amended, to issue these shares.

In February 2006, we issued an aggregate of 9,000,000 shares of our Common Stock to one individual in exchange for all of the shares owned by him in TBM Management, Limited as part of a share exchange transaction. We relied upon the exemption from registration provided by Section 4/2 and Regulation S promulgated under the Securities Act of 1933, as amended, to issue these shares.

We have not issued any other of our securities over the past three years.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation incorporate the provisions of the Nevada Revised Statutes providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of our company. With respect to matters as to which our officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to us, Nevada law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our officers, directors or persons controlling the company pursuant to the foregoing, we have been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

In accordance with the laws of the State of Nevada, our Bylaws authorize indemnification of a director, officer, employee, or agent of our company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the issuing company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

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PART F/S

Financial Statements.

The following financial statements are attached to this Registration Statement and filed as a part thereof. See page F-1.

1) Table of Contents - Financial Statements
2) Independent Auditors’ Report
3) Balance Sheet
4) Statement of Operations
5) Statement of Cash Flows
6) Statement of Shareholders’ Equity
7) Notes to Financial Statements

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PART III

Items 1 and 2. Index to Exhibits and Description of Exhibits

Exhibit No.	Description

3.1	Articles of Incorporation

3.2	Bylaws

3.3	Certificate of Amendment to Articles of Incorporation as filed with the Nevada Secretary of State on February 10, 2006

3.4	Articles of Exchange as filed with the Nevada Secretary of State on February 10, 2006

3.5	Certificate of Amendment to Articles of Incorporation as filed with the Nevada Secretary of State on February 10, 2006

3.6	Stock Purchase Agreement dated July 15, 2007 between the Company and A. Parshin

10.1	Share Exchange Agreement with TBM Management Limited dated February 13, 2006

21	List of Subsidiaries

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TBM HOLDINGS, INC.
Dated: September 13, 2007	By: s/ Eduard Lozovskyy_____________________ Eduard Lozovskyy, Principal Executive Officer
Dated: September 13, 2007	By: s/ Igor Zhutaev_________________________ Igor Zhutaev, Principal Financial Officer and Accounting Officer

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TBM Holdings, Inc.

Consolidated Financial Statements

of

TBM Holdings, Inc.

As of and for the years ended December 31, 2006 and 2005

Las Vegas, NV, USA, 2007

TBM Holdings, Inc.

Index

Statement of Management Responsibility	4
Auditors’ Report	5
Part I: Consolidated financial statements of TBM Holdings, Inc.	6
Consolidated Statement of Balance Sheet	6
Consolidated Statement of Operations	7
Consolidated Statement of Changes in Stockholders’ Equity	8
Consolidated Statement of Cash Flows	9
Notes To Consolidated Financial Statements	11
Note 1. Nature of operations	11
Note 2. Accounting policies	15
Note 3. Revenue recognition	15
Note 4. Cash and cash equivalents	16
Note 5. Accounts receivable	17
Note 6. Inventory	18
Note 7. Loans	19
Note 8. Prepaid expenses	20
Note 9. Premises and equipment	20
Note 10. Intangible assets	23
Note 11. Investments	25
Note 12. Insurance reserves	27
Note 13. Long-term borrowings	27
Note 14. Short-term borrowings	27
Note 15. Accounts payable	28
Note 16. Provisions	28
Note 17. Stockholders’ equity	29
Note 18. Cost of sales	30
Note 19. General administrative expenses	30
Note 20. Selling and distribution expenses	31
Note 21. Other operating income	31
Note 22. Other operating expenses	32
Note 23. Financial income / (expense), net	33
Note 24. Operating lease	33
Note 25. Segment data	34
Note 26. Income taxes	39
Note 27. Financial statements of parent company	40
Statement of Balance sheet	40
Statement of Retained Earnings	41
Statements of Changes in Stockholders’ Equity	41
Statements of Cash Flows	42
Note 1. General administrative expenses	42
Note 28. Related parties operations	43
Note 29. Contingencies	49
Note 30. Subsequent events	51
Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’	52
Consolidated Statement of Balance Sheet	52
Consolidated Statement of Operations	53
Consolidated Statement of Changes in Stockholders’ equity	55
Consolidated Statement of Cash Flows	56
Notes to Consolidated Financial Statements	57
Note 1. Nature of operations	57
Note 2. Accounting policies	60
Note 3. Cash and cash equivalents	61
Note 4. Investments	62
Note 5. Loans	63
Note 6. Intangible assets	64
Note 7. Premises and equipment	65

Consolidated Financial Statements, page 2

TBM Holdings, Inc.

Note 8. Other assets	69
Note 9. Deposits	69
Note 10. Long-term borrowings	70
Note 11. Short-term borrowings	70
Note 12. Accounts	70
Note 13. Other payables, current liabilities and deferred income	71
Note 14. Operating lease	71
Note 15. Stockholders’ equity	71
Note 16. Income taxes	72
Note 17. Off-balance sheet activities	73
Note 18. Minimum regulatory capital requirements	73
Note 19. General administrative expenses	74
Note 20. Other operating expenses	74
Note 21. Segment data	75
Note 22. Related parties operations	77
Note 23. Contingencies	77
Note 24. Subsequent events	77
Note 25. Interim financial statements	78
Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’	93
Statement of Balance Sheet	93
Statement of Retained Earnings	94
Statements of Changes in Stockholders’ Equity	95
Statements of Cash Flows	96
Notes to Financial Statements	97
Note 1. Nature of operations	97
Note 2. Accounting policies	97
Note 3. Revenue recognition	98
Note 4. Cash and cash equivalents	98
Note 5. Inventory	98
Note 6. Accounts receivable	99
Note 7. Investments	99
Note 8. Premises and equipment	100
Note 9. Intangible assets	104
Note 10. Insurance reserves	105
Note 11. Accounts payable	105
Note 12. Operating lease	105
Note 13. Stockholders’ equity	105
Note 14. Cost of sales	106
Note 15. Other operating income	106
Note 16. Selling and distribution expenses	106
Note 17. General administrative expenses	107
Note 18. Other operating expenses	107
Note 19. Financial income / (expense), net	108
Note 20. Income taxes	108
Note 21. Interim financial statements	109
Note 22. Insurance industry transactions	118

Statement of Management Responsibility

Consolidated Financial Statements, page 3

TBM Holdings, Inc.

Statement of Management Responsibility

_________________________________________________________________

To the Stockholders’ of TBM Holdings, Inc.

Management presents consolidated US GAAP financial statements of TBM Holdings, Inc. as of and for the years ended December 31, 2006 and 2005 prepared under United States General Accepted Accounting Principles (hereinafter – US GAAP) in the following content:

▪	Annual consolidated financial statements of TBM Holdings, Inc. as of and for the years ended December 31, 2006 and 2005;

▪	Interim consolidated financial statements of TBM Holdings, Inc. as of and for the 6 months ended June 30, 2006 and 2005;

▪	Annual consolidated financial statements of JSC ‘Ukrkommunbank’ as of December 31, 2006, 2005, 2004 and 2003 and for the years ended December 31, 2006, 2005 and 2004;

▪	Interim consolidated financial statements of JSC ‘Ukrkommunbank’ as of and for the 6 months ended June 30, 2006, 2005 and 2004;

▪	Annual financial statements of JSC ‘IC ‘Oranta-Lugan’ as of December 31, 2006, 2005, 2004 and 2003 and for the years ended December 31, 2006, 2005 and 2004;

▪	Interim financial statements of JSC ‘IC ‘Oranta-Lugan’ as of and for the 6 months ended June 30, 2006, 2005 and 2004.

These US GAAP financial statements do not represent the financial information have been prepared under National standards of accounting of Ukraine. Management of the Company is responsible for ensuring that Company keeps accounting records which comply with local laws and regulations and enable it to prepare US GAAP financial information. Management also has a general responsibility for taking such steps as are reasonably available to it to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

These financial statements should be used only in full set and they could not be used separately for any purposes.

Management considers that, in preparing the US GAAP financial statements the appropriate accounting policies have been used consistently and applied and supported by reasonable and prudent judgments and estimates.

These US GAAP financial statements are hereby approved on behalf of the management of the Company.

President	Eduard Lozovskyy

TBM Holdings, Inc.

Las Vegas, NV

USA

March 20, 2007

Consolidated Financial Statements, page 4

TBM Holdings, Inc.

Auditors’ Report

Consolidated Financial Statements, page 5

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Consolidated Statement of Balance Sheet

___________________________________________________________________________

(in US dollars)

	Note	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Assets
Cash and cash equivalents	4	19,450,280	15,717,467	12,439,832	11,330,758
Accounts receivable	5	4,227,324	4,372,884	4,059,957	1,699,990
Inventory	6	2,712,254	1,078,178	619,222	436,394
Deposits		36,634	172,405	16,832	—
Loans, net of allowances for loan losses	7	33,096,135	24,900,072	33,969,553	26,214,649
Prepaid expenses	8	19,672	86,747	84,774	17,333
Total current assets:		59,542,299	46,327,753	51,190,170	39,699,124
Non-current assets
Premises and equipment	9	9,516,961	10,975,895	10,814,860	10,921,189
Long-term receivables		—	—	—	110
Intangible assets	10	102,454	120,705	108,125	69,225
Goodwill on consolidation	10	20,253	20,253	20,253	925,825
Investments	11	1,269,819	992,810	805,781	1,387,594
Deferred tax assets		—	44,097	104,469	91,650
Total non-current assets:		10,909,487	12,153,760	11,853,512	13,395,593
Total assets:		70,451,786	58,481,513	63,043,682	53,094,717
Equity and liabilities
Liabilities
Insurance reserves	12	948,232	975,880	777,486	740,068
Long-term borrowings	13	11,760,752	9,832,873	6,118,005	4,275,597
Short-term borrowings	14	42,270,191	35,864,617	45,047,276	37,606,265
Accounts payable	15	8,205,639	5,177,705	4,912,992	3,192,358
Provisions	16	220,636	117,840	66,833	—
Deferred income		62,570	47,323	64,242	49,973
Deferred tax liabilities		1,153,455	16,606	36,574	9,928
Total liabilities:		64,621,475	52,032,844	57,023,408	45,874,189
Equity
Common stocks (.001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding)	17	1	1	1	1
Retained earnings		4,690,000	5,011,474	4,638,600	5,746,550
Additional paid-in capital		999	—	—	—
Translation differences		312,989	312,809	312,944	210,599
Minority interest		826,322	1,124,385	1,068,729	1,263,378
Total equity:		5,830,311	6,448,669	6,020,274	7,220,528
Total equity and liabilities:		70,451,786	58,481,513	63,043,682	53,094,717

Notes and separate financial statements of JSC ‘Ukrkommunbank’ and JSC ‘IC ‘Oranta-Lugan’ on pages from 10 to 118 are the integral part of these consolidated financial statements

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Consolidated Financial Statements, page 6

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Consolidated Statement of Operations

___________________________________________________________________________

(in US dollars)

		Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Revenue		3,772,600	1,542,617	1,478,912	—
Cost of Sales	18	(2,418,243)	(1,031,846)	(583,409)	—
Insurance compensations		(588,797)	(271,860)	(308,648)	—
Gross profit		765,560	238,911	586,855	—
General administrative expenses	19	(5,019,373)	(2,260,706)	(2,210,089)	(100,000)
Selling and distribution expenses	20	(76,341)	(32,605)	(56,279)	—
Other operating income	21	5,320,984	2,415,358	345,676	—
Other operating expenses	22	(1,669,430)	(787,138)	(1,211,241)	—
Income before interest		(678,600)	(426,180)	(2,545,078)	(100,000)
Financial income/(expense), net	23	1,204,339	979,297	2,160,691	—
Income from operations before unusual items		525,739	553,117	(384,387)	(100,000)
Charity		(15,554)	(7,905)	(4,268)	—
Loss from writing-off of the premises and equipment		(1,889)	(493)	(0,624)	—
Loss from writing-off of investments		(540,127)	—	(625,744)	—
Loss from writing-off of accounts receivable		—	—	(44)	—
Gain from previously written-off investments		904,392	—	—	—
Gain from previously written-off premises and equipment		333,541
Gain from writing-off of accounts payable		22,219	42	—	—
Income before extraordinary items		1,228,321	544,761	(1,015,065)	(100,000)
Gain \ (loss) from acquisition of subsidiaries		—	—	5,846,550	5,846,550
Net income before tax		1,228,321	544,761	4,831,485	5,746,550
Income tax expense	26	(1,419,328)	(116,231)	(147,749)	—
Net income:		(191,007)	428,530	4,683,736	5,746,550
Other comprehensive income
Revaluation of securities available for sale		—	—	(8,197)	—
Total comprehensive income:		(191,007)	428,530	4,675,539	5,746,550
Minority interest		(40,736)	(55,656)	(36,939)	—
Net profit / (loss) of the Group		(231,743)	372,874	4,638,600	5,746,550

Earnings per common share:

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Net profit / (loss) attributable to ordinary stockholders	(231,743)	372,874	4,638,600	5,746,550
Weighted average number of common stocks	10,000,000	10,000,000	1	1
Basic earnings / (loss) per common stock	(0.0232)	0.0373	4,638,600	5,746,550
Comparative earnings per share (restated as to weighted average number of stocks as of December 31, 2006), assumed that as the December 31, 2005 and June 30, 2005 weighted average number of common stocks equaled to 10,000,000 shares			0.4639	0.5747

Notes and separate financial statements of JSC ‘Ukrkommunbank’ and JSC ‘IC ‘Oranta-Lugan’ on pages from

10 to 118 are the integral part of thes consolidated financial statements

Consolidated Financial Statements, page 7

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Consolidated Statement of Changes in Stockholders’ Equity

___________________________________________________________________________

(in US dollars)

	Shares of Common Stock	Common Stock	Additional paid-in capital	Retained earnings	Translation differences	Minority interest	Total
Balance as of December 31, 2004	—	—	—	—	—		—
Comprehensive income:
Net income				5,746,550
Translation differences					210,599
Total comprehensive income:							5,957,149
Incorporation of the company	1	1					1
Addition of minority interest under consolidation						1,263,378	1,263,378
Balance as of June 30, 2005	1	1		5,746,550	210,599	1,263,378	7,220,528
Comprehensive income:
Net income				4,646,797		36,939
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				(8,197)
Translation differences					312,944
Total comprehensive income:							4,988,483
Incorporation of the company	1	1					1
Addition of minority interest under consolidation						1,031,790	1,031,790
Balance as of December 31, 2005	1	1		4,638,600	312,944	1,068,729	6,020,274
Comprehensive income:
Net income				372,874		55,656
Translation differences					(135)
Total comprehensive income:							428,395
Reverse acquisition and exchange of shares	9,999,999
Balance as of June 30, 2006	10,000,000	1	—	5,011,474	312,809	1,124,385	6,448,669
Comprehensive income:
Net income				(231,743)		40,736
Translation differences					45
Total comprehensive income:							(190,962)
Reverse acquisition and exchange of shares	9,999,999		999				999
Gain / (loss) from operation with minority stockholders				283,143		(283,143)	—
Balance as of December 31, 2006	10,000,000	1	999	4,690,000	312,989	826,322	5,830,311

Notes and separate financial statements of JSC ‘Ukrkommunbank’ and JSC ‘IC ‘Oranta-Lugan’ on pages from 10 to 118 are the integral part of these consolidated financial statements

Consolidated Financial Statements, page 8

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Consolidated Statement of Cash Flows

___________________________________________________________________________

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Cash flows from operating activities
Net profit/(loss) before taxation and extraordinary items	1,228,321	544,761	4,831,485	5,746,550
Adjustments for:
Depreciation of premises & equipment	583,615	314,877	338,000	—
Amortization of intangible assets	48,378	22,789	14,000	—
Allowance for bad debts	990,061	525,775	10,800	—
Gain from acquisition of subsidiaries		—	(5,846,550)	(5,846,550)
Charges to insurance reserves	43,194	27,092	—	—
(Gain) / loss from repayment of previously written-off investments	(904,392)	—	—	—
(Gain) / loss from repayment of previously written-off premises and equipment	(333,541)
(Gain) / loss from writing-off of investments	540,127	—	—	—
Revaluation of marketable securities	—	(106)	—	—
(Gain)/loss on sale of investments	(7,034)	(46,435)	(75,200)	—
(Gain)/loss on sale of premises & equipment	16,316	(2,297)	(2,348)	—
Operating profit/(loss) before working capital changes	2,205,045	1,386,456	(729,813)	(100,000)
(Increase)/decrease in inventory	(2,093,032)	(458,956)	(179,800)	—
(Increase)/decrease in trade receivables	(648,782)	(451,271)	(2,821,200)	—
(Increase)/decrease in other assets	65,103	(1,973)	(78,900)	—
Increase/(decrease) in trade and other accounts payable	3,255,007	264,666	1,772,200	97,267
Increase/(decrease) in deferred income	(1,673)	(16,919)	—	—
Increase/(decrease) in provisions	152,284	12,924	—	—
Increase/(decrease) in insurance reserves	127,551	171,302	100,400	—
Cash generated from operations	3,061,503	906,229	(1,937,113)	(2,733)
Income taxes paid	(123,316)	(155,337)	(164,000)	—
Net cash provided by / (used in) operating activities	2,938,187	750,892	(2,101,113)	(2,733)
Cash flows from investing activities
Proceeds from sale of premises & equipment	2,003,510	56,025	16,900	—
Purchase of premises & equipment	(1,087,946)	(531,102)	(604,300)	—
Proceeds from sale of investments	4,499,483	3,966,486	4,433,800	—
Purchase of investments	(4,574,987)	(4,070,092)	(2,274,721)	—
Outflow from granting of loans	371,392	8,703,342	(7,447,700)	—
Increasing of deposits	(19,802)	(155,573)	310,500	—
Cash paid for acquisition of the subsidiaries	—	—	(19)	(19)
Cash acquired during the acquisition of subsidiaries	—	—	11,018,885	11,018,885
Purchase of intangible assets	(42,144)	(11,334)	(162,800)	—
Net cash provided by / (used in) investing activities	1,149,506	7,957,752	5,290,545	11,018,866

Notes and separate financial statements of JSC ‘Ukrkommunbank’ and JSC ‘IC ‘Oranta-Lugan’ on pages from 10 to 118 are the integral part of these consolidated financial statements

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Consolidated Financial Statements, page 9

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Consolidated Statement of Cash Flows (continued)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Cash flows from financing activities
Net change in deposits borrowed	(1,006,239)	18,693,981	7,262,300	—
Paid additional capital	999	—	—	—
Repayment of deposits	—	(25,513,561)	—	—
Increase/(decrease) in accounts	5,727,995	2,188,571	—	—
Proceeds from receiving of short-term loans	—	3,000,000	1,808,700	—
Repayment of short-term loans	(1,800,000)	(3,800,000)	—	—
Net cash provided by / (used in) financing activities	2,922,755	(5,431,009)	9,071,000	—
Net increase in cash and cash equivalents	7,010,448	3,277,635	12,260,432	11,016,133
Effect of currency translation	—	—	179,400	314,625
Cash and cash equivalents at beginning of period	12,439,832	12,439,832	—	—
Cash and cash equivalents at end of period	19,450,280	15,717,467	12,439,832	11,330,758

Supplementary information to the Statement of Cash Flows:

Interest paid	(4,646,263)	(1,990,690)	(3,473,620)	(1,688,056)

Notes and separate financial statements of JSC ‘Ukrkommunbank’ and JSC ‘IC ‘Oranta-Lugan’ on pages from 10 to 118 are the integral part of these consolidated financial statements

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Consolidated Financial Statements, page 10

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Notes To Consolidated Financial Statements

___________________________________________________________________________

Note 1. Nature of operations

1. Basis of Reporting

UCC Services Group (“UCC”) was organized under the laws of the State of Nevada. On February 13, 2006, UCC and TBM MANAGEMENT LIMITED, a British Virgin Islands company, entered into a share for share exchange pursuant to an Agreement and plan of Reorganization (the “Share Exchange”). For accounting purposes, the Share Exchange was treated as a reverse acquisition of UCC by TBM MANAGEMENT LIMITED. UCC was the legal acquirer and accordingly, the Share Exchange was effected by the issuance of 9,000,000 restricted shares of common stock in exchange for all of the common stock then outstanding of TBM MANAGEMENT LIMITED held 90% of the then outstanding common stock of UCC. The purchase method of accounting was used, with TBM MANAGEMENT LIMITED being treated as the acquirer for accounting purposes. As a part of the Share Exchange, UCC changed its name to TBM Holdings, Inc.

UCC had ordinarily issued 1,000 shares of common stock. Concurrent with the execution of the Share Exchange, a forward stock split occurred where TBM Holdings, Inc. issued 1,000 shares for each share of common stock.

UCC did not engage in any operating transactions prior to the Share Exchange.

Companies which financial statements are presented form Operational Group (thereafter – Group) under the common control of TBM Holdings, Inc. Group includes the following companies:

1)

TBM MANAGEMENT LIMITED, a company that was registered at Road Town, Tortola, British Virgin Islands, P.O. Box 3175 according to the International Business Companies Act (Cap. 291) as of February 08, 2005;

2)

Joint-Stock Company ‘Ukrainskiy Kommunalniy Bank’, incorporated as of August 10, 1993 by issuance of state registration #13821200000000740 which legal and business addressee is 18-a, V.V. Shevchenka Str., Lugansk, Ukraine;

3)

Joint-Stock Company ‘Insurance company ‘Oranta-Lugan’, incorporated as of October 30, 2002 by issuance of state registration common stocks #2712795 which legal and business addressee is 20, Oboronnaya Str., Lugansk, Ukraine;

4)	Closed Joint-Stock Company ‘Finansist’, incorporated as of July 04, 2001 which legal and business addressee is 91031, 20g, Oboronnaya Str., Lugansk, Ukraine;

5)	Novostroy LLC, incorporated as of February 15, 2005 which legal and business addressee is 91031, 20g, Oboronnaya Str., Lugansk, Ukraine;

6)

Subsidiary of the Joint-Stock Company ‘Ukrainskiy Kommunalniy Bank’, incorporated as of September 23, 1998 by issuance of state registration #420 which legal and business addressee is 18-a, V.V. Shevchenka Str., Lugansk, Ukraine;

7)

Subsidiary of the Closed Joint-Stock Company ‘Finansist’ ‘Agentstvo ‘Noviy Format’, incorporated as of April 08, 2005 which legal and business addressee is 91031, 20g, Oboronnaya Str., Lugansk, Ukraine;

8)	Subsidiary of the Closed Joint-Stock Company ‘Finansist’ ‘Centurion’, incorporated as of August 26, 2004 which legal and business addressee is 91031, 20g, Oboronnaya Str., Lugansk, Ukraine;

9)	Skhid-Media Group LLC, incorporated as of October 21, 2001 which legal and business addressee is 1b, Lermontova Str., Lugansk, Ukraine.

Consolidated Financial Statements, page 11

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 1. Nature of operations (continued)

Group under the common control was formed from the date September 30, 2005. Before this date Group provided its activity under the common control of the CJSC ‘Finansist’. The financial statements consist of consolidated statements of TBM Holdings, Inc. and related notes.

In the consolidated financial statements management presents the financial statements of:

Period	Group’s parent company	Companies which form the Group	Share in equity (%)
As of and for the year ended December 31, 2006	TBM Holdings, Inc.	CJSC ‘Finansist’	94.03%
		JSC ‘Ukrkommunbank’	85.92%
		JSC ‘IC ‘Oranta-Lugan’	87.58%
		Skhid-Media Group LLC	66.30%
		Novostroy LLC	94.03%
		Subsidiary of the JSC ’Ukrkommunbank’	85.92%
		Subsidiary of the CJSC ‘Finansist’ ‘Agentstvo ‘Noviy Format’	94.03%
		Subsidiary of the CJSC ‘Finansist’ ‘Centurion’	94.03%
As of and for the year ended December 31, 2005	TBM Holdings, Inc.	CJSC ‘Finansist’	94.03%
		JSC ‘Ukrkommunbank’	87,51%
		JSC ‘IC ‘Oranta-Lugan’	90,98%
		Skhid-Media Group LLC	66,30%
		Novostroy LLC	94.03%
		Subsidiary of the JSC ’Ukrkommunbank’	87,51%
		Subsidiary of the CJSC ‘Finansist’ ‘Agentstvo ‘Noviy Format’	94.03%
		Subsidiary of the CJSC ‘Finansist’ ‘Centurion’	94.03%

TBM Holdings, Inc. acts as a holding company for a number of existing companies involved in the operating in different segments of the economy. The companies that are the subsidiaries of TBM Holdings, Inc. have effectively operated as a group under common management for a number of years and have been linked by a common parent company. Following the acquisition of CJSC ‘Finansist’ by TBM MANAGEMENT LIMITED and further acquisition of TBM MANAGEMENT LIMITED by TBM Holdings, Inc. it is anticipated that the companies comprising the Group are brought together to create a formal group under the ultimate control of TBM Holdings, Inc.

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Consolidated Financial Statements, page 12

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 1. Nature of operations (continued)

The Group’s activity is divided into some areas:

1)	holding company;

2)	banking services;

3)	insurance services;

4)	media business;

5)     researching of the financial market, providing activities with securities, investments in different profitable projects, mostly construction;

6)     specialized construction activity (company Novostroy LLC has appropriate license) in building of the trade centers, residential real estate etc.;

7)	production and distribution of the window systems, constructional materials and other furniture;

8)	security services to the companies that conclude in guarding the industrial and office units.

The Group’s production facilities and management are based in Ukraine. The head office is located in Lugansk. The number of employees of the Group at the balance sheet date was 1,493 people.

Operational Group is situated in Lugansk, Ukraine at the addresses stated below:

- JSC ‘Ukrkommunbank’: 91055, V.V. Shevchenka Street, 18a;

- Skhid Media Group LLC: 91055, Lermontova Street, 1b;

- JSC ‘IC ‘Oranta-Lugan’: 91017, Oboronnaya Street, 20;

- CJSC ‘Finansist’: 91017, Oboronnaya Street, 20g;

- Subsidiary of the CJSC ‘Finansist’ ‘Agency Noviy Format’: 91017, Oboronnaya Street, 20;

- Subsidiary of the CJSC ‘Finansist’ ‘Centurion’: 91017, Oboronnaya Street, 20;

- Subsidiary of the JSC ‘Ukrkommunbank’: 91055, V.V. Shevchenka Street, 18a;

- Novostroy LLC: 91017, Oboronnaya Street, 20g.

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Consolidated Financial Statements, page 13

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 1. Nature of operations (continued)

2. Basis of Presentation

a) Translation from functional to presentation currency

Before the financial statements are translated into US dollars, the management must take the decision as to which currency is a functional currency. The Financial Accounting Standards Board defines functional currency but does not list definitive criteria that, if satisfied, would result in the selection of Group’s functional currency. Rather, realizing that such criteria would be difficult to develop, the Board instead listed various factors that were intended to give management guidance in making the functional currency decision. These factors include the following with characteristics particularly for Group:

1. Cash flows – the greater part of the cash flows is in Ukrainian hryvna;

2. Sales prices – are estimated in Ukrainian hryvnas for all the clients in Ukraine;

3. Sales markets – are only in Ukraine were, according to the national legislation, payments could be done only in Ukrainian hryvnas;

4. Expenses – are incurred in Ukraine and in Ukrainian hryvnas;

5. Financing – the financial resources are only from Ukrainian banks and available either in Ukrainian hryvna or in any other currency;

6. Inter-company transactions – are in Ukrainian hryvnas because the Group’s companies are situated in Ukraine.

Management has conducted a review of its factors and concluded that the functional currency of the Group is Ukrainian hryvna. Management has chosen the current rate method and it is mandated by FAS 52 when the functional currency is different from United States’ dollars. All assets and liabilities were translated at the rate at balance sheet date (5.050, 5.050, 5.3054, 5.3315 UAH per $1 as of December 31, 2006, 2005, 2004 and 2003 respectively). The stockholders’ accounts were translated using the historical rates. And those revenues and expenses that occur evenly over the year were translated using weighted-average rate 5.050, 5.1239 and 5.3191 UAH for $1 for the years ended December 31, 2006, 2005 and 2004 respectively. Interim financial statements were translated under the mentioned principles at the closing balance sheet rates 5.050, 5.055 and 5.3207 UAH for $1 at the June 30, 2006, 2005 and 2004 respectively. Weighted average rates used for the interim reporting were 5.050, 5.1980, 5.3282 for the periods 6 months ended June 30, 2006, 2005 and 2004 respectively.

b) Principles of consolidation

The consolidated financial statements include the results of the companies set out in the schedule below (the Group). As described in Note 1 the Group is comprised of a number of companies under common management and ultimate ownership and linked by a formal (legal) ownership structure. These consolidated financial statements have been prepared in order to present the consolidated results and balances that would have been shown had the Group been under the control of a single common parent company. Where another group company formally owns group companies, they have been consolidated to the highest possible level using the acquisition method, in which stock capital of the subsidiary is eliminated against the investment recorded in the parent. As not all such subsidiary companies have been owned from the date of their formation and consideration issued for the investment equaled stock capital, goodwill arises on acquisition. The result is a consolidation of all group companies’ stock capital and reserves in addition to all assets and liabilities. All significant and material intra-group transactions and balances are eliminated on consolidation.

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Consolidated Financial Statements, page 14

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 1. Nature of operations (continued)

c) Translation from measurement to presentation currency

Management has conducted a review of its measurement and presentation currencies. As a result of this review management has concluded that:

- the United States’ dollar the most appropriate measurement currency for the Group;

- the Group should use the United States’ dollar as the presentation currency for its US GAAP financial statements.

In providing the accounting of the company and presenting the consolidated financial statements there were not any unusual estimates that did not complied with current issues of the US General Accepted Accounting Principles.

Note 2. Accounting policies

Significant accounting principles followed and methods of applying them that materially affect statements are presented in the appropriate Notes. There were not any operations or issues that accounted in unusual way or using unusual accounting techniques.

Note 3. Revenue recognition

Group’s companies recognize contractual revenues when a decrease in claims against it by its customers can be determined to have occurred and the fair value of that decrease can be measured with sufficient reliability. Increases in assets or decreases in liabilities that give rise to contractual revenues may stem from contractual promises that can be either express or implied. Contractual revenues are recognized at contract inception if the fair values of the contractual assets obtained on that date exceed the fair values of the contractual liabilities simultaneously incurred, and if those revenues can be measured with sufficient reliability. Subsequent to contract inception, contractual revenues are recognized upon the Group’s companies’ performance of its obligations under the contract, as evidenced by a decrease in its contractual liabilities or an increase in its contractual assets, the fair value of which can be determined with sufficient reliability.

The estimates of the fair value that the Group’s companies use to measure revenues arising from increases in their assets or decreases in their liabilities is those that have the highest relative reliability. The fair value of revenues from increases in the Group’s companies’ contractual assets reflects the effects of credit risk, the time value of money, and dilution risk. The measures that reflect the effects of credit risk on the fair value of Group’s companies’ revenues also reflect expectations of recoveries, if any, in case of breach of the contract by the customer. Any express or implied rights of return and refund, allowance, rebates, discounts, credits, and other similar rights granted to customers that reduce revenues by reducing the Group’s companies’ contractual liabilities and are measured at fair value. Revenues arising from increases in contractual assets that stem from the reporting entity’s rights to the customer’s stand ready performance in case of occurrence or non-occurrence of a specified event are measured at fair value that reflects the assessment of the probability that the specified event will occur.

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Consolidated Financial Statements, page 15

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 4. Cash and cash equivalents

Cash at bank consists of the cash residuals at the accounts in Ukrainian banks and National Bank of Ukraine (governmental authority). Cash in hand is cash at the cashier of Group’s companies. Cash could be used without any restrictions. The cash classified there include cash which management has a strong intention do use this cash in current purposes. The carrying amounts of cash and short-term instruments approximate their fair values.

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Cash in hand	1,038	1,327	—	—
Cash at banks’ accounts	6,210,961	4,927,027	2,635,022	11,330,713
Cash in transit	6	737	51	—
Cash equivalents	25	—	—	45
Bank notes and petty cash	4,260,551	3,612,552	2,159,065	—
Cash at National Bank’s account	8,977,699	7,370,259	7,645,694	—
Transit account for debit and credit cards	—	(194,435)	—	—
Total cash and cash equivalents:	19,450,280	15,717,467	12,439,832	11,330,758

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Consolidated Financial Statements, page 16

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 5. Accounts receivable

The main types of the accounts receivable are presented below. The carrying values of the accounts receivable are close to their fair value. There is no any debtor who includes more than 10% of the accounts receivable so the concentration of risks does not exist. All the accounts receivable are current and for doubtful accounts receivable the bad debts allowances were accrued.

Accrued income is recognized on an accrual basis, not a cash basis. The accrued income for every balance sheet date equals to the real and current liability of the debtors. Trade receivables are accrued at the moment of selling goods, rendering services or borrowing money.

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Notes receivables	—	62,183	62,183	62,121
Deposits in banks	—	—	—	18,528
Trade receivables	676,424	1,976,799	2,219,261	159,389
Allowance for trade receivables	(300,422)	(84,748)	(84,748)	(84,314)
Prepayments made	1,724,656	1,052,261	1,038,378	612,250
Goods in employees	1,707	149	3	665
Accrued income	171,807	—	41,148	635,232
Accrued claims	—	—	—	452
Accrued compensations	153	—	—	153
Prepayments of corporations income tax	20,279	29,588	13,684	5,984
Prepayment of other taxes	2,773	6,030	1,381	1,064
Prepayment of interest	—	56	69	84
Prepayment of insurance	—	1,381	1,381	56
Stockholders payables for subscribed shares	—	6,931	—	—
Prepayments of value added tax	645,775	261,028	160,032	225,107
Accrued income for the interest for loans to banks	—	222	—	—
Accrued income for the interest for loans to corporations	381,610	396,741	399,738	—
Overdue accrued income for the interest for loans to corporations	273,268	158,914	64,555	—
Accrued income for the interest for loans to corporations for capital expenditures	70,162	22,674	9,117	—
Transit account for debit and credit cards	193,685	—	—	—
Accrued income for the interest for mortgage loans to corporations	—	1,507	—	—
Accrued income for the interest for loans to individuals	47,409	44,284	39,337	—
Overdue accrued income for the interest for loans to individuals	160,098	101,648	67,702	—
Accrued income for services to clients	—	33,224	—	—
Receivables for transferring of the payments	39,814	96,533	—	—
Receivables for purchasing of foreign currency for clients	—	39,604	—	—
Accrued income from operational lease	—	9,655	—	—
Overdue accrued income for services to clients	—	31,903	—	—
Overdue accrued income from operational lease	—	5,364	—	—
Allowances for accrued income	(620,207)	(492,766)	(354,354)	(185,835)
Other accounts receivable	782,914	625,343	386,478	250,526
Allowances for other accounts receivable	(44,581)	(13,624)	(5,388)	(1,472)
Total accounts receivable:	4,227,324	4,372,884	4,059,957	1,699,990

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Consolidated Financial Statements, page 17

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 6. Inventory

Inventory classified are owned Group’s entities and are held for the purposes of using in operational activity (exempt of ‘Construction in progress’). Inventory are classified according to their using assignment. Raw materials will be used only for producing of the finished goods. Work-in-progress is a cumulative account where the costs of produced goods and services are formed. Finished goods is an account where the completed and ready for using either in trade or in further production or operating activity goods are allocated. Merchandizing inventory is an account when purchased goods for further selling are allocated and the expenses incurred for their receiving or forming were added to costs. Supporting materials account includes fuel, non-raw inventory and other that were not included in other accounts but which will be used in operating activity for producing of goods and services by the intentions of management.

Construction in progress is a cumulative account of direct and indirect expenses used for producing the residential real estate for further selling to customers. Construction is provided generally by own means and after the finishing of construction the shelter will be produced and sold. The operational cycle for this type of inventory is more than 1 year. Inventory are accounted using FIFO cost flow assumption.

Inventory are accounted at cost. Net realizable value of finished goods and merchandizing inventory is higher than historical cost because finished goods were produced by the Group’s entities and the merchandizing inventory was bought directly from the producers with significant discounts. The completion of the construction in progress could be estimated approximately at 70%.

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Raw materials	56,805	33,100	18,926	12,504
Work-in-progress	50	10,181	—	—
Finished goods	—	102	1	3,800
Merchandizing inventory	—	2,314	1,828	—
Construction in progress	2,571,707	964,203	542,704	392,376
Supporting materials	83,692	68,278	55,763	27,714
Total inventory:	2,712,254	1,078,178	619,222	436,394

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Consolidated Financial Statements, page 18

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 7. Loans

A summary of the balances of loans follows:

(in US dollars)

	December 31, 2005	June 30, 2006	December 31, 2005	June 30, 2005
Overdraft facilities for individuals	528,728	215,756	8,799	—
Short-term loans to banks	—	1,000,000	1,800,000	—
Short-term loans to corporations	9,071,724	7,600,902	16,146,228	12,821,193
Long-term loans to corporations	4,224,247	4,891,570	5,481,851	6,809,878
Overdue loans to corporations	2,572,799	1,447,832	992,369	—
Short-term loans to corporations for capital expenditures	839,776	267,367	526,277	—
Long-term loans to corporations for capital expenditures	2,368,769	315,460	510,224	—
Short-term mortgage loans to corporations	—	198,020	—	—
Long-term mortgage loans to corporations	127,954	203,380	—	—
Doubtful loans to corporations	4,950	4,950	4,950	—
Short-term loans to individuals for consumable needs	6,514,435	5,483,746	6,525,439	6,616,063
Long-term loans to individuals for consumable needs	7,492,417	5,073,232	3,674,971	2,269,728
Overdue loans to individuals for consumable needs	351,079	270,600	217,266	—
Short-term loans to individuals for capital expenditures	489,999	76,896	206,542	—
Long-term loans to individuals for capital expenditures	—	63,270	234,413	—
Short-term mortgage loans to individuals	—	66,079	—	—
Long-term mortgage loans to individuals	377,677	210,149	—	—
Doubtful loans to individuals	3,786	3,786	3,935	—
Overdraft facilities for corporations	1,546,992	790,389	553,462	—
Allowances for loans to banks	(117)	(5,131)	(5,066)	(66)
Allowances for loans to corporations	(3,419,080)	(3,278,181)	(2,912,107)	(2,302,147)
Total loans:	33,096,135	24,900,072	33,969,553	26,214,649

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Consolidated Financial Statements, page 19

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 8. Prepaid expenses

A summary of the balances of prepaid expenses are as follows:

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Subscriptions fees	4,774	3,863	2,536	—
Reserves for vocations of personnel	700
Patents	2,083	2,083	—	—
Deferred lease expenses	4,237	4,811	—	—
Prepaid insurance	6,613	3,620	—	—
Other prepaid expenses	1,265	72,370	82,238	17,333
Total prepaid expenses:	19,672	86,747	84,774	17,333

Note 9. Premises and equipment

Premises and equipment are being used in the current business activity. Premises that are granted on lease are disclosed below in the Note ‘Leases’. Selling or writing-off of premises is unusual activity and does not provide on the constant basis. Premises and equipment are accounted at cost of acquisition or constructing. Costs that are capitalized upon acquisition are any reasonable cost involved in bringing the asset to the buyer and incurred prior using the asset in actual production process. The method of depreciation used is straight-line method with the following terms:

Item	Years
Land and buildings	50
Machinery	10
Furniture and fittings	5
Motor vehicles	10
Other	2-5

Interest costs were not capitalized for any items of premises. Group in a whole or one of the subsidiaries do not have any asset retirement obligations. Premises are used in the normal course of business and are acquired upon demand. No significant idle premises exist.

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Consolidated Financial Statements, page 20

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 9. Premises and Equipment (continued)

(in US dollars)

	Land and buildings	Premises under constr.	Machinery	Motor vehicles	Furniture and fittings	Improvements of leased assets	Other	Total
Cost
Balance December 31, 2005	8,155,000	1,194,312	1,875,379	373,500	234,600	208,300	406,600	12,447,691
Additions	363,684	368,542	160,603	1,995	17,234	117,047	106,679	1,135,784
Transfers	4,425	(153,647)	75,554	51,810	5,994	—	15,864	—
Disposals	(591,729)	(346,331)	(920,554)	(117,664)	(2,511)	(14,480)	(4,113)	(1,997,383)
Balance December 31, 2006	7,931,380	1,062,876	1,190,982	309,641	255,317	310,867	525,030	11,586,092
Accumulated depreciation
Balance December 31, 2005	(325,400)	—	(638,700)	(158,100)	(146,800)	(128,157)	(235,603)	(1,632,760)
For the period	(230,192)	—	(106,061)	(65,344)	(30,282)	(39,637)	(112,099)	(583,615)
On writing-offs	—	—	607	24,055	338	—	2,694	27,694
On disposals	64,842	—	12,322	39,220	1,724	717	725	119,550
Balance December 31, 2006	(490,750)	—	(731,832)	(160,169)	(175,020)	(167,077)	(344,283)	(2,069,131)
Net book value at December 31, 2006	7,440,630	1,062,876	447,863	149,472	80,297	143,790	180,747	9,516,961

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Consolidated Financial Statements, page 21

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 9. Premises and Equipment (continued)

(in US dollars)

	Land and buildings	Premises under constr.	Machinery	Motor vehicles	Furniture and fittings	Improvements of leased assets	Other	Total
Cost
Balance December 31, 2004	—	—	—	—	—	—	—	—
Effect of foreign currency translation	(859,200)	656,412	(18,121)	(9,800)	100	100	(4,000)	(234,291)
Additions	1,287,100	88,600	129,100	(35,400)	37,500	25,900	101,800	1,634,600
Disposals	(1,400)		(1,900)	(78,400)	(12,300)	—	(3,500)	(97,400)
Addition under consolidation	7,750,000	1,658,700	1,764,700	452,500	209,200	182,300	312,200	12,329,700
Disposals under consolidation	(71,900)	(1,113,100)	—	—	—	—	—	(1,185,000)
Transfers	50,300	(96,300)	1,600	44,500	—	—	—	—
Balance December 31, 2005	8,155,000	1,194,312	1,875,379	373,500	234,600	208,300	406,600	12,447,691
Accumulated depreciation
Balance December 31, 2004	—	—	—	—	—	—	—	—
Effect of foreign currency translation	51,200	—	(3,500)	4,700	3,200	657	(2,003)	54,360
For the period	(133,200)	—	(104,400)	(11,300)	(43,000)	(10,700)	(35,300)	(338,000)
Addition under consolidation	(257,000)	—	(531,600)	(192,700)	(107,400)	(118,000)	(201,700)	(1,408,500)
Disposals under consolidation	13,100	—	—	—	—	—	—	13,100
On disposals	600	—	800	41,300	400	—	3,300	46,400
Balance December 31, 2005	(325,400)	—	(638,700)	(158,100)	(146,800)	(128,157)	(235,600)	(1,632,760)
Net book value 31 December2005	7,829,600	1,194,312	1,236,800	215,400	87,800	80,200	171,000	10,814,860

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Consolidated Financial Statements, page 22

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 9. Premises and Equipment (continued)

Group Company acquired premises and equipment for the total amount of $529,539 for the 6 months ended June 30, 2006 and $12,329,700 were added under consolidation for the 6 months ended June 30, 2005. Depreciation was accrued at the amount of $314,877 for the 6 months ended June 30, 2006. Depreciation was not accrued in Statements of Retained Earning for the 6 months ended June 30, 2005 because Group was consolidated at the date June 30, 2005.

Note 10. Intangible assets

Intangible assets are accounted at their cost of acquisition and will be used in the normal course of business. Group companies use the straight-line method of amortization of intangible assets.

(in US dollars)

	Computer software	Licenses and other	Total
Cost
Balance December 31, 2005	130,600	32,925	163,525
Additions	30,034	12,263	42,297
Balance December 31, 2006	160,634	45,188	205,822
Accumulated amortization
Balance December 31, 2005	(36,400)	(19,000)	(55,400)
For the year	(31,050)	(16,450)	(47,600)
Balance December 31, 2006	(67,450)	(35,718)	(103,368)
Net book value:
Balance December 31, 2006	76,477	25,978	102,454

(in US dollars)

	Computer software	Licenses and other	Total
Cost
Balance December 31, 2004	—	—	—
Effect of foreign currency translation	700	25	725
Additions	47,100	5,800	52,900
Addition under consolidation	82,800	27,100	109,900
Balance December 31, 2005	130,600	32,925	163,525
Accumulated amortization
Balance December 31, 2004	—	—	—
For the year	(9,800)	(4,400)	(14,100)
Addition under consolidation	(26,600)	(14,600)	(41,200)
Balance December 31, 2005	(36,400)	(19,000)	(55,300)
Net book value:
Balance December 31, 2005	94,200	13,925	108,125

Consolidated Financial Statements Page 23

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 10. Intangible assets (continued)

Group Company acquired intangible assets for the total amount of $35,369 for the 6 months ended June 30, 2006 and $109,900 were added under consolidation for the 6 months ended June 30, 2005. Amortization was accrued at the amount of $22,789 for the 6 months ended June 30, 2006. Amortization was not accrued in Statements of Retained Earning for the 6 months ended June 30, 2005 because Group was consolidated at the date June 30, 2005.

Acquisitions of the companies

Goodwill is generally afforded special treatment under FAS 142 because it is neither separately identifiable nor transferable. Goodwill is recognized as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired (including identifiable intangibles) and liabilities assumed. Goodwill is not to be amortized. Goodwill is subject to unique impairment testing techniques. The impairment test for goodwill is performed at the level of the reporting unit. On the date an asset is acquired or a liability is assumed, it is to be assigned to a reporting unit if it meets both of the following conditions:

- The asset will be used in or the liability is related to the operations of a reporting unit;

- The asset or liability will be considered in determining the fair value of the reporting unit.

Methodology used is reasonable and supportable and is applied similarly to how aggregate goodwill is determined in a purchase business combination. Net assets include assets and liabilities that are recognized as “corporate” items if they, in fact, relate to the operations of the reporting unit (e.g., environmental liabilities associated with land owned by a reporting unit, and pension assets and liabilities attributable to employees of a reporting unit). Executory contracts (e.g., operating leases, contracts for purchase or sale, construction contracts) are considered part of net assets only if the amount reflected in the acquirer’s financial statements is based on a fair value measurement subsequent to entering into the contract.

The annual goodwill impairment test is performed at the balance sheet date. If indicators exist requiring impairment testing of goodwill, impairment testing of non-amortizable intangibles, and/or recoverability evaluation of tangible long-lived assets or amortizable intangibles, the other assets are tested/evaluated first and any impairment loss recognized prior to testing goodwill for impairment. Computation of impairment of goodwill is presented below.

In respect of goodwill management informs that during the activity of acquisitions goodwill has been arisen. The schedule of the goodwill arisen during consolidation is as follows:

(in US dollars)

December 31, 2005
CJSC ‘Finansist’
Investments, cost	19
Share in net identifiable assets of CJSC ‘Finansist’	5,846,569
Goodwill (negative goodwill)	(5,846,550)

Goodwill from the acquisition (June 30, 2005)	925,825
Disposal due to selling of the CJSC ‘Dolya-Skhid’	(905,572)
Goodwill at the balance sheet date	20,253

Consolidated Financial Statements Page 24

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 11. Investments

Investments are accounted at cost and revaluated using equity method. Despite there are not efficient stock market for these securities, management constantly provides monitoring of their value and believes that the carrying values are close to the fair value.

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Trading securities	867,262	—	—	—
Securities available-for-sale	401,171	992,810	805,781	1,387,594
Equity shares	1,386	—	—	—
Total investments:	1,269,819	992,810	805,781	1,387,594

Investments in securities:

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Balance at beginning	805,781	805,781	—	—
Additions under consolidation	—	—	—	1,349,402
Purchasing of investments	4,574,947	4,107,080	805,781	—
Income from previously written-off assets	904,392	—	—	—
Selling of investments	(4,475,174)	(3,920,051)	—	—
Writing-off of investments	(540,127)	—	—	—
Translation differences	—	—	—	38,192
Balance at end	1,269,819	992,810	805,781	1,387,594

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TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 11. Investments (continued)

Investments in subsidiary undertakings:

(in US dollars)

6 months ended June 30, 2005
Cash	11,018,886
Accounts receivable	1,833,918
Inventory	424,382
Loans	25,312,386
Prepaid expenses	16,856
Premises and equipment	10,620,590
Long-term receivables	107
Intangible assets	67,319
Goodwill on consolidation	900,342
Investments	1,349,421
Deferred tax assets	89,127
Total assets:	51,633,334
Reserves	719,698
Long-term borrowings	4,505,408
Short-term borrowings	19,881,181
Accounts of third parties (bank)	16,342,500
Accounts payable	3,016,347
Deferred income	48,598
Deferred tax liabilities	9,655
Minority interest received	1,263,378
Total liabilities:	45,786,765
Net assets at the date of acquisition:	5,846,569
Cost of acquisition	19
Gain / (loss) on acquisition of JSC ‘‘Finansist’’	5,846,550
Cash paid for acquisition	19
Cash acquired after acquisition of subsidiaries	11,018,885
Net cash inflow / (outflow)	11,018,866

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 12. Insurance reserves

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Reserves for reinsurance	1,605,808	1,263,287	1,076,200	1,070,600
Part of the reinsurers	(657,576)	(287,407)	(298,714)	(330,532)
Total insurance reserves:	948,232	975,880	777,486	740,068

Note 13. Long-term borrowings

As of 16 January, 2004 CJSC ‘Finansist’ issued 40,000 bonds denominated in hryvna with a par value 100 UAH ($20) for the total amount of 4,000,000 UAH ($792,079). The bonds are interest free and have a mature on August, 2007.

These bonds were issued for the financing of construction of trade centre in the Lugansk, Ukraine. Repayment of these bonds will be provided by the releasing of the determined part of the trade centre’s squires to the subscribers.

The annual weighted average cost of subordinated debt is 9.2%.

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Bonds issued	351,980	354,653	354,653	357,329
Subordinated debt	2,200,000	2,200,000	2,200,000	2,200,000
Long-term deposits from corporations	159,739	118,614	9,703	5,935
Long-term deposits from individuals	9,401,013	7,514,259	3,908,302	2,069,662
Total long-term liabilities before current portion:	12,112,732	10,187,526	6,472,658	4,632,926
Current portion of bonds issued	(351,980)	(354,653)	(354,653)	(357,329)
Total long-term borrowings:	11,760,752	9,832,873	6,118,005	4,275,597

Note 14. Short-term borrowings

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Short-term bank loans		1,000,000	1,800,000	1,007,811
Short-term deposits from corporations	5,238,911	4,243,767	13,414,396	3,917,606
Short-term deposits from individuals	15,753,118	12,758,205	14,273,154	15,518,470
Short-term deposits from financial institutions	60,396	165,347	12,861	—
Accounts of other banks	2,900,000	2,700,000	—	3,576,286
Accounts of corporations	13,068,615	10,016,588	11,824,266	12,103,619
Accounts of individuals	1,517,896	792,074	892,696	788,132
Accounts of financial institutions	3,279,572	3,583,696	2,436,624	337,012
Transit accounts for debit and credit cards	99,703	250,287	38,626	—
Current portion of long-term loans	351,980	354,653	354,653	357,329
Total short-term borrowings:	42,270,191	35,864,617	45,047,276	37,606,265

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TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 15. Accounts payable

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Trade payables	1,237,839	2,047,259	2,201,672	1,421,118
Income taxes payables	5,188	23,702	11,524	20,853
Value added tax payables	33,594	12,785	2,646	22,429
Other taxes payables	136,332	33,958	26,353	26,173
Prepayments received	3,497,490	1,665,598	1,056,956	511,613
Accounts payable to employees for salaries and wages	45,985	21,634	—	42,884
Interest payables	833,179	701,717	812,384	611,614
Taxes on salaries and wages	18,533	4,294	142	299
Notes payables	27,049	—	—	105,436
Accrued expenses	8,673	10,478	—	897
Accounts payable for trading activity	4,620	47,709	—	—
Accounts payable for transferring of the payments	51,958	53,520	—	—
Accounts payable for acquisition of assets	802,159	36,764	—	—
Temporary accounts for unborrowed money	—	9,901	—	—
Temporary accounts for collecting the money of clients	—	12,871	—	—
Other accounts payable	1,503,040	495,515	801,315	429,042
Total payables:	8,205,639	5,177,705	4,912,992	3,192,358

Note 16. Provisions

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Provisions for vocations’ payments	169,236	67,757	66,833	—
Credit balances for identifications	—	31,610	—	—
Provision for auditors fee	40,000	18,473	—	—
Provisions for issued liabilities (overdrafts)	11,400	—	—	—
Total provisions:	220,636	117,840	66,833

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 17. Stockholders’ equity

Group operates basing on using private capital. All the financial resources are the investments of shareholders and retained earnings.

UCC Services Group (“UCC”) was organized under the laws of the State of Nevada. On February 13, 2006, UCC and TBM MANAGEMENT LIMITED, a British Virgin Islands company, entered into a share for share exchange pursuant to an Agreement and plan of Reorganization (the “Share Exchange”). For accounting purposes, the Share Exchange was treated as a reverse acquisition of UCC by TBM MANAGEMENT LIMITED. UCC was the legal acquirer and accordingly, the Share Exchange was effected by the issuance of 9,000,000 restricted shares of common stock in exchange for all of the common stock then outstanding of TBM MANAGEMENT LIMITED held 90% of the then outstanding common stock of UCC. The purchase method of accounting was used, with TBM MANAGEMENT LIMITED being treated as the acquirer for accounting purposes. As a part of the Share Exchange, UCC changed its name to TBM Holdings, Inc.

UCC had ordinarily issued 1,000 shares of common stock. Concurrent with the execution of the Share Exchange, a forward stock split occurred where TBM Holdings, Inc. issued 1,000 shares for each share of common stock.

Shares Information:

Authorized Common Shares:	100,000,000
Outstanding Common Shares	10,000,000
Restricted Common Shares	9,000,000
Non-restricted Common Shares	1,000,000
Authorized Preferred Shares	10,000,000
Outstanding Preferred Shares	-
Number of Shareholders	31

Par value of common share equals to $.001 per share. Total amount of share capital equals to $1 and $999 of additional paid-in capital.

Eduard Lozovskyy is the principal stockholder and has an ownership in amount of 90%.

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 18. Cost of sales

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Materials	(226,360)	(59,019)	(10,735)	—
Repairs & maintenance	(8,237)	(5,931)	(9,041)	—
Depreciation of premises and equipment	(28,746)	(42,616)	(11,530)	—
Salaries and wages	(1,025,286)	(514,963)	(409,222)	—
Lease expenses	(14,586)	(5,468)	(3,509)	—
General production costs	(9,683)	(4,863)	(7,171)	—
Electricity	(2,550)	(1,393)	(1,288)	—
Transporting	(64,545)	(28,472)	(12,633)	—
Subcontractors	(498,183)	(88,761)	(55,732)	—
Other cost of sales	(12,355)	(93,557)	(422)	—
Changes in inventory balances	1,616	—	—	—
COGS – cost of merchandise sold	(529,328)	(186,803)	(62,971)	—
Total cost of sales:	(2,418,243)	(1,031,846)	(583,409)	—

Note 19. General administrative expenses

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Salaries and wages expenses	(2,423,001)	(1,042,708)	(899,827)	—
Depreciation	(554,869)	(272,261)	(326,488)	—
Amortization	(48,378)	(22,789)	(13,966)	—
Connection expenses	(38,585)	(15,988)	(14,768)	—
Transportation expenses	(18,884)	(10,571)	(8,162)	—
Auditors’ and other professional fees	(206,837)	(92,674)	(416,000)	(100,000)
Materials	(26,525)	(16,216)	(17,510)	—
Taxes (except corporation income tax)	(157,079)	(87,119)	(46,718)	—
Lease expenses	(262,491)	(109,299)	(88,223)	—
Business trips expenses	(48,151)	(23,251)	(21,875)	—
Penalties paid	(46,580)	(16,811)	(7,974)	—
Offices expenses	(383,735)	(163,530)	(323,950)	—
Banks’ commissions	(21,295)	(9,340)	—	—
Subscription fees	(4,520)	(1,923)	—	—
Expenses on connection	(354,259)	(166,760)	—	—
Expenses on municipal services	(119,290)	(75,666)	—	—
Security expenses	(151,833)	(70,811)	—	—
Maintenance costs	(117,651)	(52,573)	—	—
Other administrative expenses	(35,410)	(10,417)	(24,628)	—
Total general administrative expenses:	(5,019,373)	(2,260,706)	(2,210,089)	(100,000)

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TBM Holdings, Inc.

Note 20. Selling and distribution expenses

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Transport expenses	(1,803)	(948)	—	—
Advertising and marketing	(60,707)	(18,406)	(40,928)	—
Pre-selling expenditures	(13,831)	(13,251)	—	—
Other selling expenses	—	—	(15,351)	—
Total selling and distribution expenses:	(76,341)	(32,605)	(56,279)	—

Note 21. Other operating income

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Rent receivable	209,103	95,014	17,157	—
Services (including construction) rendered	26,977	97,928	—	—
Commissions receivable	4,641,862	2,050,229	193,116	—
Refunds from the tax authorities	80,074	643	79,250	—
Revaluation of trading securities	—	106	—	—
Net gain / (loss) on trading activities for bank metals	208,255	129,156	—	—
Penalties received	10,996	6,800	—	—
Regress claims	49,871	19,748	12,318	—
Amounts returned from allowance for losses	20,790	7,326	28,225	—
Compensations from reinsurers	5,040	786	—	—
Other income	68,016	7,622	15,610	—
Total other operating income:	5,320,984	2,415,358	345,676	—

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 22. Other operating expenses

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Provisions on impairment of trade receivables	(277,857)	(155)	(778,398)	—
Social needs expenses	(9,303)	(4,864)	(2,745)	—
Revenues from disposal of premises & equipment	2,003,510	55,396	16,872	—
Cost of premises & equipment sold	(2,019,826)	(53,123)	(14,616)	—
Expenses on compensation	(80,074)	—	(79,250)	—
Expenses of leased premises and equipment	(5,372)	(5,739)	—	—
Charging to losses’ reserves	(43,194)	(27,092)	—	—
Impairment of the premises and equipment	(3,702)	—	—	—
Commissions for data processing	(228,207)	(99,166)	—	—
Commissions	(46,344)	—	(77,698)	—
Data processing	(103,189)	(29,053)	(172,216)	—
Expenses for delivering of valuables	—	(21,683)	—	—
Guarantee fund’s contributions	—	(50,645)	(46,535)	—
Insurance expenses for risks of loans to individuals	—	(16,067)	—	—
Insurance expenses for risks of loans to financial institutions	—	(3,734)	—	—
Insurance of the credit risks	—	—	(2,872)	—
Allowance for losses	—	—	(10,780)	—
Allowances for loans to banks	4,953	(63)	—	—
Allowances for loans to corporations	(506,615)	(365,792)	—	—
Allowances for accrued income	(236,434)	(138,412)	—	—
Allowances for accounts receivable	(39,193)	(8,236)	—	—
Allowances for probable losses	100	(7,312)	—	—
Other expenses	(78,683)	(11,398)	(43,003)	—
Total other operating expenses:	(1,669,430)	(787,138)	(1,211,241)	—

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 23. Financial income / (expense), net

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Interest income	5,893,165	2,818,487	2,528,323	—
Gain from sale of listed securities	4,499,483	3,966,486	4,433,809	—
Losses from sale of listed securities	(4,492,449)	(3,920,157)	(4,358,650)	—
Interest expense	(4,666,358)	(1,875,512)	(442,792)	—
Financial institutions charges	(29,502)	(10,007)	—	—
Other financial income	—		—	—
Total finance income / (expense), net:	1,204,339	979,297	2,160,691	—

Note 24. Operating lease

Lessor

JSC ‘IC ‘Oranta-Lugan’ lease the buildings with square in amount of 1,143 sq. m., the carrying value of these spare parts equals to $167,802 and the forecasted amount of rent payments equals to $13,493 for the following 12 months from balance sheet date.

CJSC ‘Finansist’ gives in rent the buildings and the forecasted amount of rent payments equals to $14,949 for the following 12 months from balance sheet date. The total amount of rent areas is 583 sq. m. and the book cost of these objects equals to $776,183.

Lessee

JSC ‘Ukrkommunbank’ has in lease buildings and the forecasted amount of rent payments equals to $233,210 for the following 12 months from balance sheet date.

JSC ‘IC ‘Oranta-Lugan’ has in lease the buildings and the forecasted amount of rent payments equals to $7,990 for the following 12 months from balance sheet date.

Subsidiary ‘Agentstvo ‘Noviy Format’ gives in rent the buildings and the forecasted amount of rent payments equals to $950 for the following 12 months from balance sheet date.

Subsidiary ‘Agentstvo ‘Noviy Format’ gives in rent the equipment and the forecasted amount of rent payments equal to $2,462 for the following 12 months from balance sheet date.

In relationships with these companies any contingent rents or other obligations against lessor do not exist.

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 25. Segment data

Reportable segments present the dividing of the whole activity into some (in our case eight segments) areas in which the information provides through the divisions. Group provides whole activity in Ukraine and mainly in Lugansk region. Divisions in other regions although are engaged in business process but the assets and revenues and expenses are not significant to separate them in the single geographical segments. In addition, the business conditions and the peculiarity of economic environment are the same in general in Lugansk region and other regions and management consider that presenting the geographical structure will not have material influence on users’ decision making process. Factors used to identify the Group’s reportable segments are the differences in products and services. Dividing using the types of products and services from which each reportable segment derives its revenues management separated the following segments:

-	holding company;

-	banking activity;

-	insurance activity;

-	activity of selling of securities (brokers);

-	construction activity;

-	media business;

-	rendering of security services;

-	production of constructional materials.

In the schedule below management presents the segmental reporting of the Group.

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Note 25. Segment data (continued)

(in US dollars)

Year ended December 31, 2006	Holding company	Banking services	Insurance services	Securities’ selling activity	Construction	Media business	Security services	Production of furniture	Intersegmental eliminations	Consolidated
Revenue	—	—	2,811,194	—	3,161,861	132,730	53,520	253,498	(2,640,203)	3,772,600
Cost of Sales	—	(10,330)	(1,068,091)	—	(3,025,496)	(105,986)	(52,700)	(230,088)	2,074,446	(2,418,243)
Insurance repayment (compensations)	—	—	(588,797)	—	—	—	—	—	—	(588,797)
Gross profit	—	(10,330)	1,154,306	—	136,365	26,744	820	23,410	(565,755)	765,560
Other operating income	—	5,140,671	192,716	23,166	—	590	—	—	(36,159)	5,320,984
Seeling and distribution costs	—	(39,454)	(10,155)	(14,122)	—	(15,566)	—	—	2,956	(76,341)
General administrative expenses	(191,314)	(4,292,159)	(269,495)	(138,858)	(91,245)	(15,019)	(5,453)	(15,830)	—	(5,019,373)
Other operating expenses	—	(2,013,354)	(155,123)	(3,571)	(4,738)	(7,860)	—	(15)	515,231	(1,669,430)
Profit / (loss) from operations	(191,314)	(1,214,626)	912,249	(133,385)	40,382	(11,111)	(4,633)	7,565	(83,727)	(678,600)
Net interest income	—	5,883,697	9,467	1	—	—	—	—	—	5,893,165
Net interest expense	—	(4,666,358)	—	—	—	—	—	—	—	(4,666,358)
Exchange gains / (losses)	—	—	—	(29,502)	—	—	—	—	—	(29,502)
Profit / (loss) from selling of securities	—	27,544	215,500	1,163,842	—	—	—	—	(1,399,852)	7,034
Income before unusual and infrequent events	(191,314)	30,257	1,137,216	1,000,956	40,382	(11,111)	(4,633)	7,565	(1,483,579)	525,739
Charity	—	(10,479)	(5,074)	(1)	—	—	—	—	—	(15,554)
Loss from writing-off of investments	—	—	(540,127)	—	—	—	—	—	—	(540,127)
Gain from previously written-off investments	—	—	904,392	—	—	—	—	—	—	904,392
Gain from previously written-off premises and equipment		333,541								333,541
Gain from writing-off of trade payables	—	22,199	—	—	—	19	—	—	—	22,218
Loss from writing-off of the premises and equipment	—	—	(615)	(1,204)	—	(70)	—	—	—	(1,889)
Net profit / (loss) for the period before extraordinary items	(191,314)	441,655	1,495,785	999,751	40,382	(11,162)	(4,633)	7,565	(1,483,578)	1,228,321

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 25. Segment data (continued)

(in US dollars)

Year ended December 31, 2006	Holding company	Banking services	Insurance services	Securities’ selling activity	Construction	Media business	Security services	Production of furniture	Intersegmental eliminations	Consolidated
Income before tax	(191,314)	441,655	1,495,785	999,751	40,382	(11,162)	(4,633)	7,565	(1,483,578)	1,228,321
Income tax expense	—	(856,838)	(111,068)	(471,219)	20,045	3,273	(1,064)	(2,458)	—	(1,419,328)
Net profit / (loss)	(191,314)	(415,183)	1,384,717	528,532	60,427	(7,889)	(5,697)	5,107	(1,483,578)	(191,007)
Other comprehensive income:	—	—	—	—	—	—	—	—	—	—
Total comprehensive income:	(191,314)	(415,183)	1,384,717	528,532	60,427	(7,889)	(5,697)	5,107	(1,483,578)	(191,007)
Minority interest	—	(28,772)	44,865	31,553	—	(2,326)	—	—	—	(40,736)
Net profit / (loss) of the Group	(191,314)	(386,411)	1,339,852	496,979	60,427	(5,563)	(5,697)	5,107	(1,483,578)	(231,743)
Assets	2,909	63,980,066	6,014,351	10,880,280	1,006,771	15,130	88	56,303	(11,504,115)	70,451,786
Liabilities	554,223	58,524,029	1,473,018	5,818,521	863,632	18,648	—	23,894	(2,694,488)	64,581,477
Net assets	(551,314)	5,456,037	4,541,333	5,061,759	143,139	(3,518)	88	32,409	(8,809,627)	5,870,311
Depreciation	—	(462,901)	(46,125)	(57,640)	(5,149)	(5,560)	(340)	(5,900)	—	(583,615)
Amortization	—	(39,256)	(8,989)	(96)	—	—	—	(10)	—	(48,351)
Capital expenditures	—	(2,424,264)	(6,947,156)	(3,005,277)	(5,597)	(2,375)	(340)	(2,865)	—	(12,387,874)

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Note 25. Segment data (continued)

(in US dollars)

Year ended 31 December, 2005	Holding company	Banking services	Insurance services	Securities’ selling activity	Construction	Media business	Security services	Production of furniture	Intersegmental eliminations	Consolidated
Revenue	—	45,100	1,181,012	—	138,700	87,100	19,400	7,600	—	1,478,912
Cost of Sales	—	—	(413,809)	(1,700)	(115,500)	(27,800)	(11,800)	(12,800)	—	(583,409)
Insurance repayment (compensations)	—	—	(308,648)	—	—	—	—	—	—	(308,648)
Gross profit	—	45,100	458,555	(1,700)	23,200	59,300	7,600	(5,200)	—	586,855
Other operating income	—	—	334,576	8,900	—	2,200	—	—	—	345,676
Seeling and distribution costs	—	(15,400)	(7,079)	—	—	(33,800)	—	—	—	(56,279)
General administrative expenses	(400,000)	(1,618,600)	(123,789)	(16,400)	(12,500)	(28,500)	(5,700)	(4,600)	—	(2,210,089)
Other operating expenses	—	(1,122,200)	(90,841)	(500)	200	100	—	2,000	—	(1,211,241)
Profit / (loss) from operations	(400,000)	(2,711,100)	571,422	(9,700)	10,900	(700)	1,900	(7,800)	—	(2,545,078)
Net interest income	—	2,526,700	1,491	100	—	—	—	—	—	2,528,291
Net interest expense	—	(442,800)	—	—	—	—	—	—	—	(442,800)
Profit / (loss) from selling of securities	—	94,200	(17,000)	—	—	—	—	(2,000)	—	75,200
Income before unusual and infrequent events	(400,000)	(533,000)	555,913	(9,600)	10,900	(700)	1,900	(9,800)	—	(384,387)
Charity	—	(3,800)	(468)	—	—	—	—	—	—	(4,268)
Loss from writing-off of investments	—	—	(625,744)	—	—	—	—	—	—	(625,744)
Loss from writing-off of accounts receivable	—	—	(44)	—	—	—	—	—	—	(44)
Loss from writing-off of the premises and equipment	—	—	(624)	—	—	—	—	—	—	(624)
Net profit / (loss) for the period before extraordinary items	(400,000)	(536,800)	(71,063)	(9,600)	10,900	(700)	1,900	(9,800)	—	(1,015,065)
Negative goodwill on consolidation										5,846,550
Income before tax	(400,000)	(536,800)	(71,063)	(9,600)	10,900	(700)	1,900	(9,800)	—	4,831,485

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Note 25. Segment data (continued)

(in US dollars)

Year ended 31 December, 2005	Holding company	Banking services	Insurance services	Securities’ selling activity	Construction	Media business	Security services	Production of furniture	Intersegmental eliminations	Consolidated
Income before tax	(400,000)	(536,800)	(71,063)	(9,600)	10,900	(700)	1,900	(9,800)	—	4,831,485
Income tax expense	—	(97,600)	(39,449)	—	(4,200)	(1,700)	(4,800)	—	—	(147,749)
Net profit / (loss)	(400,000)	(634,400)	(110,512)	(9,600)	6,700	(2,400)	(2,900)	(9,800)	—	4,683,736
Other comprehensive income:
Fair value adjustment for securities for sale, net of income tax	—	(8,197)	—	—	—	—	—	—	—	(8,197)
Total comprehensive income:	(400,000)	(642,597)	(110,512)	(9,600)	6,700	(2,400)	(2,900)	(9,800)	—	4,675,539
Minority interest	—	(90,539)	51,900	600	(400)	700	200	600	—	(36,939)
Net profit / (loss) of the Group	(400,000)	(733,136)	(58,612)	(9,000)	6,300	(1,700)	(2,700)	(9,200)	—	4,638,600
Assets	—	58,658,600	3,202,500	6,715,400	878,800	15,300	6,800	30,100	(6,463,800)	63,043,682
Liabilities	—	54,130,600	1,155,400	2,244,100	765,300	11,000	1,900	2,800	(1,287,800)	57,023,408
Net assets	—	4,528,000	2,047,000	4,471,200	113,600	4,300	4,800	27,300	(5,176,000)	6,020,274
Depreciation	—	(302,900)	(36,700)	(15,000)	(2,400)	(5,400)	—	(2,600)	26,900	(338,000)
Amortization	—	(13,000)	(1,000)	—	—	—	—	—	—	(14,000)
Capital expenditures	—	(1,065,400)	(16,400)	(544,600)	(16,200)	(2,500)	—	(21,100)	—	(1,666,100)

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Consolidated Financial Statements Page 38

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 26. Income taxes

Year ended December 31, 2006
Current income tax expense	(192,553)
Temporary differences (deferred tax expense)	(1,226,775)
Total income tax expenses	(1,419,328)

	December 31, 2006	Charged to profit or loss	December 31, 2006
Tax effects of deductible temporary differences:
Other accounts receivable	—	1,014	1,014
Trade payables	—	35,673	35,673
Other liabilities and payables	—	623,420	623,420
Premises and equipment	—	2,059	2,059
Intangible assets	—	110	110
Inventory	87,616	(74,839)	12,776
Provisions	—	513	513
Interests for off-balance sheet activities	—	5,426	5,426
Investments	2,076	(2,076)	—
Deferred income	14,777	827	15,604
Total deferred tax	104,469	586,701	696,595

Tax effects of taxable temporary differences:
Premises and equipment	(34,411)	(663,353)	(697,764)
Intangible assets	—	(14,964)	(14,964)
Inventory	—	(13)	(13)
Investments	—	(692,583)	(692,583)
Other accounts receivable	(2,163)	(442,563)	(444,726)
Total deferred tax liability	(36,574)	(1,813,476)	(1,850,050)
Net deferred tax liability	67,895	(1,226,775)	(1,153,455)

Year ended December 31, 2006
Net income before corporation income taxes	1,228,321
Theoretical income tax:
insurance company at the rate 3% from revenues	(84,336)
other companies at the rate 25% from net taxable income	(222,744)
Total theoretical income tax:	(307,080)
Permanent differences	114,527
Total income tax expenses	(192,553)

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Consolidated Financial Statements, page 39

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 27. Financial statements of parent company

Statement of Balance sheet

(in US dollars)

	December 31, 2006	June 30, 2006	December 31, 2005	June 30, 2005
Assets
Current assets
Accounts receivable	—	—	—	—
Cash	595	—	—	—
Prepaid expenses	1,176	1,369	—	—
Total current assets:	1,771	1,369	—	—
Non- current assets
Investments	1,118	1,138	21	21
Total non-current assets	1,118	1,138	21	21
Total assets:	2,889	2,507	21	21
Equity and liabilities
Equity
Common stocks (.001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding)	1	1	1	1
Additional paid-in capital	999	999	—	—
Accumulated profits / (deficit)	(592,314)	(474,288)	(400,000)	(100,000)
Total equity / (deficit):	(591,314)	(473,288)	(399,999)	(99,999)
Liabilities
Trade and other accounts payable	554,203	475,795	400,020	100,020
Provisions for auditors fees	40,000
Total liabilities:	594,203	475,795	400,020	100,020
Total equity and liabilities:	2,889	2,507	21	21

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Note on page 42 is the integral part of these financial statements

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Consolidated Financial Statements, page 40

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Statement of Retained Earnings

(in US dollars)

	Note	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
General administrative expenses	1	(191,314)	(73,289)	(400,000)	(100,000)
Profit/(loss) from operations		(191,314)	(73,289)	(400,000)	(100,000)
Income tax expense
Profit for the period/year		(191,314)	(73,289)	(400,000)	(100,000)

Earnings per common share

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Net profit attributable to ordinary stockholders	(191,314)	(73,289)	(400,000)	(100,000)
Weighted average number of common stocks	10,000,000	10,000,000	1	1
Basic earnings per common stock	(0.0191)	(0.0073)	(400,000)	(100,000)
Comparative earnings per share (restated as to weighted average number of stocks as of December 31, 2006), assumed that as the December 31, 2005 and June 30, 2005 weighted average number of common stocks equaled to 10,000,000 shares			(0.0400)	(0.0100)

Statements of Changes in Stockholders’ Equity

(in US dollars)

	Share capital	Additional paid-in capital	Accumulated profits / (deficit)	Total
Balance December 31, 2004	—	—	—	—
Net profit/(loss) for the year		—	(100,000)	(100,000)
Incorporation of the company	1	—	—	1
Balance June 30, 2005	1	—	(100,000)	(99,999)
Balance December 31, 2004	—	—	—	—
Net profit/(loss) for the year		—	(400,000)	(400,000)
Incorporation of the company	1	—	—	1
Balance December 31, 2005	1	—	(400,000)	(399,999)
Balance December 31, 2005	1	—	(400,000)	(399,999)
Net profit/(loss) for the year		—	(73,289)	(73,289)
Incorporation of of TBM Holdings, Inc.		999	(999)	—
Balance June 30, 2006	1	999	(474,288)	(473,288)
Balance December 31, 2005	1	—	(400,000)	(399,999)
Net profit/(loss) for the year		—	(191,314)	(191,314)
Incorporation of TBM Holdings, Inc.		999	(999)	—
Balance September 30, 2006	1	999	(592,314)	(591,314)

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Note on page 42 is the integral part of these financial statements

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Consolidated Financial Statements, page 41

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Statements of Cash Flows

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Cash flow from operating activity
Net income	(191,314)	(73,289)	(400,000)	(100,000)
Cash flow before changes in working capital	(191,314)	(73,289)	(400,000)	(100,000)
(Increase)/decrease in other assets	(2,294)	(2,486)	—	—
Increase/(decrease) in trade and other accounts payable	154,203	75,775	400,020	100,020
Increase/(decrease) in provisions	40,000
Net cash flow from operating activity	595	—	20	20
Cash flow from investing activity
Purchases of investments	—	—	(19)	(19)
Net cash flow from investing activity	595	—	(19)	(19)
Cash flow from financing activity
Incorporation of company	—	—	1	1
Net cash flow from financing activity	—	—	1	1
Cash at the beginning	—	—	—	—
Increase (decrease) for the period	595	—	—	—
Cash at the end	595	—	—	—

Note 1. General administrative expenses

(in US dollars)

	Year ended December 31, 2006	6 months ended June 30, 2006	Year ended December 31, 2005	6 months ended June 30, 2005
Connection expenses	(1,586)	(782)	—	—
Transportation expenses	(985)	(359)	—	—
Auditors’ and other professional fees	(173,677)	(65,129)	(400,000)	(100,000)
Other administrative expenses	(15,066)	(7,018)	—	—
Total general administrative expenses:	(191,314)	(73,288)	(400,000)	(100,000)

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Note on page 42 is the integral part of these financial statements

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Consolidated Financial Statements, page 42

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 28. Related parties operations

Related parties are the entities and other persons who may influence on the activity of the Group or could be influenced by the management of Group but who are not connected with Group under the formal ownership connection. Related parties should also be considered as related if:

-

A party unable to finance its operations without receiving subordinated financial support from the variable interest entity (VIE) interest holder such as another VIE of which the holder is the primary beneficiary;

-	A party received its interest in the VIE as a contribution or loan from the holder;

-	An officer, employee or member of the governing board of the holder;

-

A party that has agreed not to sell, transfer, or encumber its interest in the entity without prior approval of the holder when that agreement could constrain that party’s ability to manage the economic risks or realize the economic rewards with respect to its interest in the VIE to which it would otherwise be entitled.

-

A party with a close business relationship to the holder such as the relationship between a professional service provider (e.g., an attorney, accountant, banker, consultant, etc.) and one of its significant clients.

Management considers that the following parties are matched to the requirements stated above and could be treated as related parties:

-	CJSC ‘Dolya-Skhid’ (some periods the one was a subsidiaries);
-	TH Vse dlya shytia LLC;
-	Noviy Format Plus LLC;
-	Lozovskyy Eduard – President of TBM Holdings, Inc.;
-	Lozovskyy Pavel - relative of Lozovskyy Eduard;
-	Zhutaev Igor – Director of TBM Holdings, Inc.;
-	Kolev Hristo – Director of TBM Holdings, Inc.;
-	Gandgina Natalia – Vice-CEO of JSC ‘Ukrkommunbank’;
-	Lozovskaya Tatyana - relative of Lozovskyy Eduard;
-	Rem-Invest LLC;
-	Skhid-Avto LLC;
-	Rodina LLC;
-	Yakovleva Olesya;
-	Tsymbaluk Nikolay;
-	Midloz Investments Corp.

The operations and transaction that were existed could be divided into the following categories:

-	Receiving of loans from the companies of the Group;
-	Granting the deposits and other loans to the companies of the Group;
-	Selling and purchasing of goods and rendering of services to the companies / from the companies of the Group;
-	Granting of additional financing facilities to the holding company.

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Consolidated Financial Statements, page 43

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 28. Related parties (continued)

Operation and transactions with related parties through periods are the following:

a) Loans:

Zhutaev Igor:

(in US dollars)

	Year ended December 31, 2006		Year ended December 31, 2005
	granting	repayment	granting	repayment
Providing finance	57,762	5,237	2,276	519
Allowance accrued	—	—	—	26
Weighted average rate	—	—	—	18.7%
Interest received	—	1,642	—	423

Noviy Format Plus LLC:

(in US dollars)

	Year ended December 31, 2006		Year ended December 31, 2005
	granting	repayment	granting	repayment
Providing finance	2,462,418	375,048	281,399	—
Allowance accrued	—	302,624	—	5,086
Weighted average rate	—	18%	—	18%
Interest received	—	116,033	—	20,833

Rem-Invest LLC:

(in US dollars)

	Year ended December 31, 2006		Year ended December 31, 2005
	granting	repayment	granting	Repayment
Providing finance	—	113,574	—	—
Allowance accrued	—	37,291	—	—
Weighted average rate	—	—	—	—
Interest received	—	28,832	—	—

Skhid-Avto LLC:

(in US dollars)

	Year ended December 31, 2006		Year ended December 31, 2005
	Granting	Repayment	granting	repayment
Providing finance	—	152,400	—	—
Allowance accrued	—	1,000	—	—
Weighted average rate	—	15%	—	—
Interest received	—	9,457	—	—

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Consolidated Financial Statements, page 44

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 28. Related parties (continued)

a) Loans (continued):

Rodina LLC:

(in US dollars)

	Year ended December 31, 2006		Year ended December 31, 2005
	Granting	repayment	granting	repayment
Providing finance	59,406	59,406	—	—
Allowance accrued	—	—	—	—
Weighted average rate	—	23%	—	—
Interest received	—	511	—	—

b) Deposits:

Lozovskyy Pavel:

(in US dollars)

	Year ended December 31, 2005
	receiving	repayment
Amount of deposit	431,474	269,729
Weighted average rate	—	20.1%
Interest paid	—	7,896

Lozovskyy Eduard:

(in US dollars)

	December 31, 2006	Year ended December 31, 2006		Year ended December 31, 2005
		receiving	repayment	Receiving	repayment
Amount of deposit	34,925	29,070	12,585	—	—
Weighted average rate	—	10%	—	—	—
Interest paid	479	5,148	4,905	—	—

Lozovskaya Tatyana:

(in US dollars)

	December 31, 2006	Year ended December 31, 2006		Year ended December 31, 2005
		receiving	Repayment	receiving	Repayment
Amount of deposit	23,678	14,658	—	—	—
Weighted average rate	—	14.47%	—	—	—
Interest paid	283	2,461	2,475	—	—

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Consolidated Financial Statements, page 45

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 28. Related parties (continued)

b) Deposits:

Gandgina Natalia:

(in US dollars)

	December 31, 2006	Year ended December 31, 2006		Year ended December 31, 2005
		receiving	Repayment	receiving	repayment
Amount of deposit	290,000	322,757	63,279	—	—
Weighted average rate	—	7,55%	—	—	—
Interest paid	119	1,114	1,157	—	—

Yakovleva Olesya:

(in US dollars)

	December 31, 2006	Year ended December 31, 2006		Year ended December 31, 2005
		receiving	Repayment	receiving	repayment
Amount of deposit	39,238	5,647	—	—	—
Weighted average rate	—	10%	—	—	—
Interest paid	337	4,028	3,980	—	—

Tsymbaluk Nikolay Fedorovitch:

(in US dollars)

	December 31, 2006	Year ended December 31, 2006		Year ended December 31, 2005
		receiving	Repayment	Receiving	repayment
Amount of deposit	149,151	12,835	—	—	—
Weighted average rate	—	10%	—	—	—
Interest paid	1,275	14,526	17,835	—	—

c) Sales and purchases:

Year ended December, 31, 2006:

- JSC ‘Ukrainskiy Kommunalniy Bank’ has in lease from Lozovskaya Tatyana a space used as a bank’s affiliate with annual rent payment of $7,937;

- JSC ‘Ukrainskiy Kommunalniy Bank’ has in lease from Shelkoviy Put` LLC a space used as a bank’s affiliate with annual rent payment of $3,488;

- JSC ‘Ukrainskiy Kommunalniy Bank’ has in lease from TH Vse dlya shytiya Inc. a space used as a bank’s affiliate with annual rent payment of $7,853;

- CJSC ‘Finansist’ has sold playing machines to Shelkoviy Put` LLC for the amount of $47,252;

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Consolidated Financial Statements, page 46

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 28. Related parties (continued)

c) Sales and purchases:

- CJSC ‘Finansist’ rents a premise of office to Shelkoviy Put` LLC in amount of annual rent of $149;

- CJSC ‘Finansist’ rents to Nedayvoda LLC a premise of a cafe in amount of $2,600;

- CJSC ‘Finansist’ rents to Noviy Format Plus LLC for the amount of $99;

- CJSC ‘Finansist’ leased to CJSC ‘Dolya-Skhid’ the office building for the amount of $49,50;

- CJSC ‘Finansist’ leased to Lugansk-Tsenturion LLC the office building for the amount of $198.

Year ended December, 31, 2006:

- JSC ‘Ukrainskiy Kommunalniy Bank’ has in lease from Lozovskaya Tatyana a space used as a bank’s affiliate with annual rent payment of $7,937;

- JSC ‘Ukrainskiy Kommunalniy Bank’ has in lease from Shelkoviy Put` LLC a space used as a bank’s affiliate with annual rent payment of $3,488;

- JSC ‘Ukrainskiy Kommunalniy Bank’ has in lease from TH Vse dlya shytiya Inc. a space used as a bank’s affiliate with annual rent payment of $7,853;

- CJSC ‘Finansist’ has sold playing machines to Shelkoviy Put` LLC for the amount of $47,252;

- CJSC ‘Finansist’ rents a premise of office to Shelkoviy Put` LLC in amount of annual rent of $149;

- CJSC ‘Finansist’ rents to Nedayvoda LLC a premise of a cafe in amount of $2,600;

- CJSC ‘Finansist’ rents to Noviy Format Plus LLC for the amount of $99;

- CJSC ‘Finansist’ leased to CJSC ‘Dolya-Skhid’ the office building for the amount of $49,50;

- CJSC ‘Finansist’ leased to Lugansk-Tsenturion LLC the office building for the amount of $198.

i) Securities:

Year ended December, 31, 2006:

- JSC ‘IC ‘Oranta-Lugan’ sold the stocks of JSC Ukrspetstekhnologii to Lozovskiy Pavel for the amount of $246. No gain or loss has been arisen;

- CJSC ‘Finansist’ received repayment of debts for securities from Noviy Format Plus LLC in the amount of $646,167.

- CJSC ‘Finansist’ received repayment of debts for securities from Noviy Format Plus LLC in the amount of $749,575.

- CJSC ‘Finansist’ subscribed shares Lugansk-Tsenturion LLC for the amount of $1,386.

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Consolidated Financial Statements, page 47

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 28. Related parties (continued)

c) Sales and purchases:

Year ended December, 31, 2005:

- Selling of 900 mortgage bonds of CJSC ‘Finansist’ with face value of 100 UAH par value by CJSC ‘Dolya-Skhid’ to Zhutaev Igor for the amount of 90,000 UAH ($17,314);

- Repurchasing of 900 mortgage bonds of CJSC ‘Finansist’ with face value of 100 UAH par value by CJSC ‘Dolya-Skhid’ from Zhutaev Igor for the amount of 90,000 UAH ($17,314);

- Selling of 22,255 mortgage bonds of CJSC ‘Finansist’ with face value of 100 UAH par values by Noviy Format Plus LLC to JSC ‘Ukrainskiy Kommunalniy Bank’ for the amount of 2,022,475 UAH ($389,082) with discount of 200,025 UAH ($38,481);

- Selling of the 43,357,627 common stocks of JSC ‘IC ‘Oranta-Lugan’ by CJSC ‘Finansist’ to the Noviy Format Plus LLC for the amount of 10,640,372 UAH ($2,046,984). No gain or loss arose from this selling. Four months later Noviy Format Plus LLC has returned stocks in quantity of 3,500,976 to the CJSC ‘Finansist’ for the amount of 875,244 UAH ($168,379). The transaction resulted in loss 16,071 UAH ($3,092);

- After the receiving of the stocks that were mentioned above CJSC ‘Finansist’ sold them to the CJSC ‘Dolya-Skhid’ at cost for the 875,244 UAH ($168,379). The transaction resulted in gain 16,071 UAH ($3,092);

- Then the greater part of these stocks (3,496,976) was sold to the Novostroy LLC for 874,244 UAH ($168,186);

- Novostroy LLC acquired the quantity of 12,089,984 stocks of JSC ‘IC ‘Oranta-Lugan’ for the amount of 2,481,128 UAH ($484,226) from Noviy Format Plus LLC;

- CJSC ‘Finansist’ sold the stocks of CJSC ‘Dolya-Skhid’ in quantity of 5,812 stocks to Noviy Format Plus LLC at cost of acquisition 3,785,355 UAH ($738,764);

- JSC ‘IC ‘Oranta-Lugan’ purchased 23,600,000 own common stock from the Noviy Format Plus LLC. Stocks were purchased at the amount 5,900,000 UAH ($1,168,317) without any gain or loss

- Novostroy LLC rendered the construction services to TH Vse dlya shytiya LLC for the amount of 200,516 UAH ($39,134) and the amount of 191,864 UAH ($37,445) was repaid in the same period. The gain earned equals to 13,114 UAH ($2,559);

- Subsidiary of CJSC ‘Finansist’ ‘Centurion’ rendered security services to TH Vse dlya shytiya LLC for the amount of 26,800 UAH ($5,230) and the debt was repaid in the same period. The gain earned equals to 4,020 UAH ($773).

Year ended December, 31, 2006:

- Novostroy LLC received the construction services from Noviy Format Plus LLC for the amount of $990.

- Novostroy LLC rendered the construction services to CJSC ‘Dolya-Skhid’, the total value is $819,396;

- Novostroy LLC rendered the construction services to TH Vse dlya shytiya LLC for the amount of $2,584;

Consolidated Financial Statements, page 48

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 28. Related parties (continued)

- Novostroy LLC rendered the construction services to Shelkoviy Put LLC for the amount of $1,548.

- Novostroy LLC rendered the construction services to Noviy Format Plus LLC for the amount of $9,993;

- Subsidiary of the CJSC ‘Finansist’ ‘Agentstvo ‘Noviy Format’ rendered the construction services of production and montage the metal-plastic windows to CJSC ‘Dolya-Skhid’ for the amount of $6,711;

- Subsidiary of the CJSC ‘Finansist’ ‘Agentstvo ‘Noviy Format’ rendered the construction services of production and montage the metal-plastic windows to Noviy Format Plus LLC for the amount of $5,021;

- Subsidiary of the CJSC ‘Finansist’ ‘Agentstvo ‘Noviy Format’, rendered the construction services on making and puttings metal-plastic construcnions to Shelkoviy Put LLC for the amount of $12,988;

- CJSC ‘Finansist’ has sold to CJSC ‘Dolya-Skhid’ fabricated metals in amount of $165,017;

- Lugansk-Tsenturion LLC rendered security services to CJSC ‘Finansist’ for the amount of $1,507.

Liabilities of related parties against of Group as of December 31, 2006 are $1,551,661.

Liabilities of Group against related parties as of December 31, 2006 are $1,454.

d) Granting of additional financing facilities to the holding company:

In 2006 directors’ company Midloz Investments Corp. granted an additional financing to the TBM Holdings, Inc. by means of payments to the third parties on behalf of the company an amount of $141,594. TBM Holdings, Inc. is still liable for these debts against Midloz Investments Corp. an amount of $141,594.

Note 29. Contingencies

a)

In the proceeding of the Artemovsk region court in Lugansk is bring a criminal case No. 9008-05, take an action on the prosecution of Prokudin A., director of Vostokavtotrans LLC, on the item 367 part 2 Criminal Code of Ukraine. Vostokavtotrans LLC has allotted credit in a sum 500,000 UAH ($100,000), gave as collateral 15 vans «Gazelle». Prokudin A., using official position, without a concordance with Bank (as Mortgagee) re-registered cars, being in a mortgage, on another enterprise – ‘Skhidtransavto’ LLC. Damage is caused to a bank as unrepayment of credit in a ampunt of 368,850 UAH ($73,040). In connection with violation defendant Prokudin A. terms of subscription about not departure (absence is in the judicial meeting) taken decision about taking him under a guard. A bank is acknowledged a civil plaintiff;

b)

Case of a lawsuit Novie Technologii LLC to the Subsidiary of JSC ‘Ukrkommunbank’ about a penalty in amount of 50,379 UAH ($9,976). Proceeding case No. 13/238 is excited by determination of the Economic court of Lugansk region May 23, 2005. Essence of dispute consists in the requirement of Novie Technologii LLC to pay repair-build works executed by contract No. 16-02/01 for February 16, 2004. In same time Subsidiary of JSC ‘Ukrkommunbank’ appealed to the Economic court with cross-action to Novie Technologii LLC about confession invalid acceptance of the executed contract works reports, as considers that information about the volumes of works, indicated in the acts produced to signing, considerably see too high. By determination of the Economic court for June 30, 2005 cross-action was accepted a court to the proceeding. During consideration of case CJSC ‘Dolya-skhid’ declared a solicitor about setting the court of a judicial-build expertise for finding out condition of case. By determination for July 13, 2005 a court satisfied the solicitor of CJSC ‘Dolya-skhid’ and halted legal proceeding to the receipt of conclusions of expertise. Questions, concerning the actual volume of the executed works, quality and amount of the used materials, are raise to expert;

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Consolidated Financial Statements, page 49

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 29. Contingencies (continued)

c)

Case of suit JSC ‘Ukrkommunbank’ to the Inland Revenue Service about confession partly invalid tax notification – decisions of SGNI in Lugansk from August 16, 2005 No. 0003390860/0. Foundation for the serve of lawsuit is a failure to observe of SGNI of orders of item 17.1.3 point 17.1 the articles 17 Law of Ukraine «About the order of redemption of obligations of tax-payers before budgets and state having a special purpose funds» at the extra charge of sum of basic payment and approvals of fines. Economic court ruling of case No. 12/515 n from November 21, 2005 is nonsuit of Bank. By determination of the Lugansk appeal economic court from February 07, 2006 the Economic court ruling from 21.11.2005 in case No. 12/515 n is left without changes. The economic court of the Lugansk region and Lugansk appeal economic court explained the decision that operating of Bank under independent enumeration of tax obligation in size of 150,000 UAH ($29,703) to registration of tax notification – decisions do not answer a current legislation on questions of taxation. Disagreeing with the indicated rulings of courts of the first and appellate instances, at March 06, 2006 Bank appealed to the Supreme administrative court of Ukraine with an appeal. Proceeding openly, but consideration of case is not yet appointed;

d)

Lawsuit of Bank to JSC ‘North-Donetsk association AZOT’, the third person is the privately owned enterprice «PROMOPTTORG-N» about the appeal of penalty on property debt rights. Determination about excitation of proceeding case No. 14/587 is submitting by the Economic court of the Lugansk region December 04, 2006. Essence of dispute consists in the requirement of Bank to Defendant to pay the sum of overdue credit of the privately owned enterprise «PROMOPTTORG-N» (6,760,423 UAH / $1,338,698), because defendant came forward a property guarantor on indicated credit-side. Now negotiated on the peaceful settlement of dispute, all that time facilities of Defendant in a complete sum, covering the sum of lawsuit and legal costs, are on Bank’s accounts;

e)

On a statement the Leninist inter-region tax inspection in Lugansk the Economic court of the Lugansk region is excite a proceeding of case No. 22/52 about bankruptcy of TPG ‘Vostok’ LLC. To TPG ‘Vostok’ LLC was given out a loan which to the present time is not repaid. A bank is admit a creditor, a sum of requirements is 2,786,216 UAH ($551,726);

f)

In the production of the Leninist region court Lugansk there is an administrative lawsuit of mr. Zlotoyabko A. about abolition of decision of city executive committee “About passing to CJSC ’Finansist’ in the lease of lot land under building of dwelling-house”. Legality of appeal decision already was the article of consideration of judicial instances, suppose therefore, that it will be said no in accepting a claim;

g)

On a statement Inland Revenue Service in Lugansk the Economic court of the Lugansk region is excite a production in case No. 20/18 b about bankruptcy of OJSC «Lugansk motor transport enterprise No. 10954». Between Bank and debtor was concluded a contract about providing services in the conduct system of register, in accordance with which OJSC «Lugansk ATP No. 10954» must pay to bank monthly pay, and Bank must conduct a register of nominal securities owners. Debt to bank makes 4,739 UAH ($938). Bank recognized as a creditor. Procedure of bankruptcy of debtor is begun;

h)

In the production of economic court of Lugansk region is case on the statement of Agroal’yans LLC about confession the bankrupt of APF ‘Edelweiss’ LLC. In view of unpayment by ‘Commercial and industrial group ‘Vostok’ LLC of combines of Agroal’yans LLC was gone to economic law of Lugansk region by a statement about confession of LLC «Edelweiss» a bankrupt as guarantor, making default an obligation for a debtor. During consideration businesses were set that a creditor also appealed to the court with a statement about confession of debtor a bankrupt is CIG ‘Vostok’ LLC in connection with the nonperformance of the same obligation. Thus announcing excitation of case about bankruptcy of LLC ‘Vostok’ CIG was already published, and a creditor declared those requirements to the debtor. In connection with the indicated circumstances case about bankruptcy of APF ‘Edelweiss’ LLC was halted to consideration of case about confession the bankrupt of CIG ‘Vostok’ LLC;

Consolidated Financial Statements, page 50

TBM Holdings, Inc.

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 29. Contingencies (continued)

i)

In the production of economic court of Lugansk region is case on a lawsuit CJSC ‘Finansist’ to Skhidtransavto LLC about confession actual agreements of barter of the real estate. During consideration of case were set that by Skhidtransavto LLC and third person on the side of defendant documents, obviously contradict to circumstances of case and present proofs, were presented. As these documents relate to essence dispute, probably are forged and can specify in the presence of signs of crime, a court stayed an action and sent case materials in the office of public prosecutor;

j)	JSC ‘IC ‘Oranta-Lugan’ reports that as of December 31, 2006 in the courts of Lugansk and Lugansk region was directed or is in the stage of consideration:

▪

Civil cases (regresses) by agreements of voluntarily insurance ground vehicle, where JSC ‘IC ‘Oranta-Lugan’ is a plaintiff to guilty person in auto (mobile) accident, on total sum – 17,055 UAH ($3,377);

▪

Civil cases by agreements of voluntarily insurance ground vehicle, where JSC ‘IC ‘Oranta-Lugan’ is a defendant in connection with that a plaintiff doesn’t agree with the size of insurance payment or refusal in payment of insurance compensation, on a total sum – 69,657 UAH ($13,793);

▪

Civil cases (regresses) by agreements of voluntarily insurance risk unrepaiment of money credit (a subject of agreement – defence of properties interests of Bank related to non-fulfillment, or unproper implementation, by the borrower of contractual obligations under payment of payments in accordance with the Credit agreement), where JSC ‘IC ‘Oranta-Lugan’ is a plaintiff on a total sum 82,934 UAH ($16,423);

▪

Civil cases on LRCE «Fund of support individual house-building in the village», where JSC ‘IC ‘Oranta-Lugan’ is a defendant, in connection with non-fulfillment of the undertaken responsibilities, by agreement of credit insurance, an insurance compensation was paid on total sum 92,404 UAH ($18,298).

To suppose the amount of civil cases in 2007 and sum of payments is not possible, because the occurrence of insured accidents is not obligatory.

Note 30. Subsequent events

Not applicable.

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Consolidated Statement of Balance Sheet

___________________________________________________________________________

(in US dollars)

	Note	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Assets
Cash and due from banks	3	19,447,498	12,439,769	8,157,317	8,888,049
Interest bearing deposits in banks		—	—	—	900,000
Investments	4	1,505,381	1,026,567	1,035,568	—
Loans, net of allowances for loan losses	5	33,096,135	33,969,553	23,307,233	25,116,171
Deferred tax assets	16	—	104,469	29,610	15,385
Intangible assets	6	85,703	88,949	60,958	35,522
Premises and equipment	7	8,877,091	10,121,312	8,288,740	1,602,549
Other assets	8	968,258	907,999	628,380	1,310,628
Total assets:		63,980,066	58,658,619	41,507,806	37,868,304
Equity and liabilities
Liabilities
Deposits	9	30,613,177	31,619,417	17,469,658	17,583,028
Long-term borrowings	10	2,200,000	2,200,000	2,200,000	2,200,000
Short-term borrowings	11	—	1,815,242	2,640,759	2,945,629
Accounts	12	21,495,364	15,334,476	13,017,990	9,532,041
Deferred tax liabilities	16	716,714	36,574	3,005	11,723
Other payables, current liabilities and deferred income	13	3,498,772	3,101,691	1,012,293	938,456
Total liabilities:		58,524,027	54,107,400	36,343,706	33,210,877
Equity
Common stock, 1 UAH ($0.19) par value, 35,700,000 authorized and issued	13	6,775,966	5,389,827	5,389,827	3,881,929
Share premium		—	—	—	562,598
Retained earnings/ (deficit)		(1,588,145)	(1,106,829)	(245,385)	212,109
Translation differences		268,218	268,221	19,658	790
Total equity:		5,456,039	4,551,219	5,164,100	4,657,427
Total equity and liabilities:		63,980,066	58,658,619	41,507,806	37,868,304

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 57 to 92 are the integral part of these consolidated financial statements

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Consolidated Financial Statements, page 52

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Consolidated Statement of Operations

___________________________________________________________________________

(in US dollars)

		Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Interest income:
Interests from loans		5,883,697	4,879,893	5,317,845
Total interest income:		5,883,697	4,879,893	5,317,845
Interest expense:
Deposits		(3,548,482)	(3,203,957)	(3,110,147)
Loans		(1,117,876)	(479,049)	(492,441)
Total interest expense:		(4,666,358)	(3,683,006)	(3,602,588
Net interest income / (expense):		1,217,339	1,196,887	1,715,257
Allowance for loan losses		(501,562)	(545,575)	(1,322,428)
Net interest income, after provision for loan losses:		715,777	651,312	392,829
Non-interest income:
Loan servicing fees		4,678,021	2,499,096	3,178,509
Net gain / (loss) on selling of securities		27,544	37,471	57,517
Net gain / (loss) on trading activities with bank metals		208,255	44,055	168,728
Other income / (charges)		225,698	114,119	22,695
Total non-interest income / (charges):		5,139,518	2,694,741	3,427,449
Non-interest expense:
General administrative expenses	19	(4,292,158)	(3,036,364)	(2,242,830)
Commissions		—	(143,296)	(456,636)
Data processing		(228,207)	(330,242)	(282,803)
Advertising and marketing		(39,454)	(30,086)	(24,505)
Guarantee fund		(103,189)	(85,128)	(80,049)
Charity		(10,479)	(12,227)	(8,771)
Writing-off of premises and equipment		—	—	(316,667)
Overpayment for real estate		—	—	(228,234)
Accounts payable written-off		22,199
Income from previously written-off premises and equipment		333,541
Other operating expenses	20	(1,162,026)	(141,256)	(987,032)
Total non-interest expenses:		(5,479,773)	(3,778,598)	(4,627,527)
Income before income taxes:		375,522	(432,545)	(807,249)
Income tax expenses	16	(856,838)	(69,330)	(24,820)
Net income:		(481,316)	(501,875)	(832,069)
Other comprehensive income:
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect		—	(359,570)	374,575
Total comprehensive income:		(481,316)	(861,445)	(457,494)
Retained earnings at beginning		(1,106,829)	(245,385)	212,109
Retained earnings at end		(1,588,145)	(1,106,829)	(245,385)

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 57 to 92 are the integral part of these consolidated financial statements

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Consolidated Statement of Retained earnings (continued)

Earnings per common share:

(in US dollars)

Earnings per common share:	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Net profit attributable to ordinary stockholders	(481,316)	(861,445)	(457,494)
Weighted average number of common stocks	33,950,000	28,700,000	22,700,000
Basic earnings per common stock	(0,0142)	(0.0300)	(0.0202)
Comparative earnings per share (restated as to weighted average number of stocks as of December 31, 2006), assumed that as the December 31, 2005 and 2004 weighted average number of common stocks equaled to 33,950,000 shares		(0.0254)	(0.0135)

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM

Holdings, Inc. and could not be used separately from them

Notes on pages from 57 to 92 are the integral part of these consolidated financial statements

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Consolidated Statement of Changes in Stockholders’ equity

___________________________________________________________________________

(in US dollars)

	Shares of Common Stock	Common Stock	Share premium	Retained earnings	Translation differences	Total
Balance as of December 31, 2003	20,700,000	3,881,929	562,598	212,109	790	4,657,427
Comprehensive income:
Net income				(832,069)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				374,575
Translation differences					18,868
Total comprehensive income:						(438,627)
Changes in Share premium			(562,598)			(562,598)
Subscription of share capital	8,000,000	1,507,898				1,507,898
Balance as of December 31, 2004	28,700,000	5,389,827	0	(245,385)	19,658	5,164,100
Comprehensive income:
Net income				(501,875)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect				(359,570)
Translation differences					248,563
Total comprehensive income:						(612,881)
Balance as of December 31, 2005	28,700,000	5,389,827	0	(1,106,829)	268,222	4,551,219
Comprehensive income:
Net income				(481,316)
Translation differences					(4)
Total comprehensive income:						(481,320)
Subscription of share capital	7,000,000	1,386,139				1,386,139
Balance as of December 31, 2006	35,700,000	6,775,966	—	(1,588,145)	268,218	5,456,039

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 57 to 92 are the integral part of these consolidated financial statements

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Consolidated Statement of Cash Flows

___________________________________________________________________________

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Cash flows from operating activities
Net income	375,522	(432,545)	(807,249)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Provision for loan losses	965,521	(13,377)	1,303,369
Depreciation and amortization	502,157	639,899	413,711
Profit (loss) from selling premises and equipment	18,570	(1,509)	—
Gain on sale of securities	(27,544)	(37,471)	(57,517)
Net change in other assets and liabilities, net	(221,089)	1,702,391	733,098
Net cash provided by / (used in) operating activities	1,613,137	1,857,387	1,585,411
Cash flows from investing activities
Proceeds from selling of premises and equipment	1,921,283	323,424	—
Net cash flow from operations	(451,095)	—	(1,032,933)
Loan proceeds / (repayment)	371,392	(9,436,752)	1,022,113
Purchasing of premises and equipment	(981,916)	(2,455,705)	(6,684,680)
Purchasing of intangible assets	(34,637)	(48,981)	(40,691)
Net cash provided by / (used in) investing activities	825,027	(11,618,015)	(6,736,190)
Cash flows from financing activities
Net increase / (decrease) in deposits	(1,006,239)	13,074,897	(199,355)
Share capital	1,386,139	—	1,504,014
Net increase (decrease) in loans	(1,800,000)	(1,054,897)	(329,334)
Net increase (decrease) in accounts	6,140,361	1,634,194	3,430,199
Net cash provided by / (used in) financing activities	4,720,261	13,654,194	4,405,526
Income tax paid	(150,693)	(79,483)	(27,208)
Net increase in cash and cash equivalents	7,007,732	3,814,083	(772,463)
Effect of currency translation	(1)	468,369	41,731
Cash and cash equivalents at beginning of period	12,439,769	8,157,317	8,888,049
Cash and cash equivalents at end of period	19,447,498	12,439,769	8,157,317

Supplementary information to the Statement of Cash Flows:

Interest paid	(4,645,563)	(3,473,320)	(3,494,705)

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 57 to 92 are the integral part of these consolidated financial statements

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Notes to Consolidated Financial Statements

Note 1. Nature of operations

1. Basis of Reporting

Management presents the financial statements of the Joint-Stock Company ‘Ukrainskiy Kommunalniy Bank’, a company that was registered at 18-a, V.V. Shevchenka Str., Lugansk, Ukraine according to the Ukrainian legislation as of 10, August, 1993.

Financial statements are presented as of and for the years ended December 31, 2006, 2005 and 2004 and interim financial statements as of and for the 6 months ended 30 June, 2006 and 6 months ended 30 June, 2005.

Principles of Consolidation

The consolidated financial statements include the accounts of JSC ‘Ukrainskiy Kommunalniy Bank’ (the Bank) and its wholly-owned subsidiary, Subsidiary of JSC ‘Ukrainskiy Kommunalniy Bank’ (the Company). All significant and material inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations

The Bank provides a variety of financial services to individuals and businesses through its offices in Ukraine. Its primary deposit products are savings and its primary lending products are consumer and commercial mortgage and secured loans.

Use of Estimates

In preparing financial statements in conformity with United States’ Generally Accepted Accounting Principles, management used estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

All of the Bank’s activities are with customers located within Ukraine. Note 3 discuss the types of securities that the Bank invests in. Note 4 discuss the types of lending that the Bank engages in. The Bank does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks.

Trading Activities

The Bank engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded in the securities available-for-sale account at cost with changes in fair value recorded in earnings. Interest and dividends are included in net interest income. Quoted market prices are used to determine the fair value of trading instruments. If the quoted market price could not be determined clearly management believes that fair value of the securities is closed to carrying value of ones.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as ‘held to maturity’ and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as ‘available for sale’ and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Fair value of the securities is closed to cost of their purchasing.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial loans throughout Ukraine. The ability of the Bank’s debtors to honour their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Allowance for Loan Losses

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

2. Basis of Presentation

a) Translation from functional to presentation currency

Before the financial statements are translated into US dollars, the management must take the decision as to which currency is a functional currency. The Financial Accounting Standards Board defines functional currency but does not list definitive criteria that, if satisfied, would result in the selection of Group’s functional currency. Rather, realizing that such criteria would be difficult to develop, the Board instead listed various factors that were intended to give management guidance in making the functional currency decision. These factors include the following with characteristics particularly for Group:

1. Cash flows – the greater part of the cash flows is in Ukrainian hryvna;

2. Sales prices – are estimated in Ukrainian hryvnas for all the clients in Ukraine;

3. Sales markets – are only in Ukraine were, according to the national legislation, payments could be done only in Ukrainian hryvnas;

4. Expenses – are incurred in Ukraine and in Ukrainian hryvnas;

5. Financing – the financial resources are only from Ukrainian banks and available either in Ukrainian hryvna or in any other currency;

6. Inter-company transactions – are in Ukrainian hryvnas because the Group’s companies are situated in Ukraine.

Management has conducted a review of its factors and concluded that the functional currency of the Group is Ukrainian hryvna.

Management has conducted a review of its factors and concluded that the functional currency of the Group is Ukrainian hryvna. Management has chosen the current rate method and it is mandated by FAS 52 when the functional currency is different from United States’ dollars. All assets and liabilities were translated at the rate at balance sheet date (5.050, 5.050, 5.3054, 5.3315 UAH per $1 as of December 31, 2006, 2005, 2004 and 2003 respectively). The stockholders’ accounts were translated using the historical rates. And those revenues and expenses that occur evenly over the year were translated using weighted-average rate 5.050, 5.1239 and 5.3191 UAH for $1 for the years ended December 31, 2006, 2005 and 2004 respectively. Interim financial statements were translated under the mentioned principles at the closing balance sheet rates 5.050, 5.055 and 5.3207 UAH for $1 at the June 30, 2006, 2005 and 2004 respectively. Weighted average rates used for the interim reporting were 5.050, 5.1980, 5.3282 for the periods 6 months ended June 30, 2006, 2005 and 2004 respectively.

Note 2. Accounting policies

Significant accounting principles followed and methods of applying them that materially affect statements are presented in the appropriate Notes. There were not any operations or issues that accounted in unusual way or using unusual accounting techniques.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 3. Cash and cash equivalents

Cash at bank consists of the cash residuals at the accounts in Ukrainian banks. Cash in hand is cash at the cashier of Group’s companies. Cash could be used without any restrictions. The cash classified there include cash which management has a strong intention do use this cash in current purposes. The carrying amounts of cash and short-term instruments approximate their fair values.

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Cash at banks’ accounts	6,209,248	2,635,010	990,089	1,878,653
Cash in transit	—	—	—	—
Cash equivalents	—	—	—	—
Bank notes and petty cash	4,260,551	2,159,065	1,642,175	1,450,306
Cash at National Bank’s account	8,977,699	7,645,694	5,525,053	5,559,089
Total cash and cash equivalents:	19,447,498	12,439,769	8,157,317	8,888,049

Restrictions on cash and amount due from banks

Cash at bank account consist of the cash residuals at the accounts of other Ukrainian banks. All the amounts are allocated in different banks so the concentration of credit risk does not exist. The carrying amounts of cash and short-term instruments approximate fair values. The Bank is required to maintain average balances on hand or with the National Bank of Ukraine. At the balance sheet dates these reserve balances amounted to the following:

(in thousand US dollars)

Date	Amount
	UAH	USD
December 31, 2006	3,025	599
December 31, 2005	15,847	3,138
December 31, 2004	10,676	2,012
December 31, 2003	7,934	1,488

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 4. Investments

Investments are accounted at fair value. All the valuations to the fair value are presented in the Consolidated Statement of Retained Earnings. Despite there are not efficient stock market for these securities, management constantly provides monitoring of their value and believes that the carrying values are close to the fair value.

Securities at cost that is closed to fair value consist of the following:

Investments in securities:

(in US dollars)

Year ended December 31, 2006
Balance at beginning	1,026,567
Purchasing of investments	1,407,711
Selling of investments	(928,898)
Balance at end	1,505,380

Management evaluates securities for other than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 5. Loans

A summary of the balances of loans follows:

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Mortgage loans on real estate:
Residential	867,676	321,193	211,127	171,881
Commercial	3,336,499	2,555,046	2,528,427	2,009,068
Total mortgage loans on real estate:	4,204,175	2,876,238	2,739,554	2,180,949
Commercial loans	20,757,211	24,215,361	15,664,829	18,025,950
Consumer installments loans:
Personal	15,758,121	10,869,450	8,330,945	7,038,258
Debit cards (overdrafts)	—	1,914	1,313	0,218
Total consumer installments loans:	15,758,121	10,871,364	8,332,258	7,038,476
Loans to other banks	—	1,800,000	2,000,000	1,825,129
Total loans:	36,515,332	36,886,725	25,997,086	26,889,555
Less: allowance on loan losses	(3,419,197)	(2,917,172)	(2,689,854)	(1,773,384)
Total loans, net:	33,096,135	33,969,553	23,307,233	25,116,171

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 6. Intangible assets

Intangible assets are accounted at their cost of acquisition and will be used in the normal course of business. Group companies use the straight-line method of amortization of intangible assets.

(in US dollars)

	Computer software	Licenses	Total
Cost
Balance as of December 31, 2005	110,402	32,871	143,273
Additions	28,963	5,674	34,637
Balance as of December 31, 2006	139,365	38,545	177,910
Accumulated amortization
Balance as of December 31, 2005	(35,340)	(18,983)	(54,323)
For the year	(30,182)	(7,702)	(37,884)
Balance as of December 31, 2006	(65,522)	(26,685)	(92,207)
Net book value as of December 31, 2006	73,843	11,860	85,703

(in US dollars)

	Computer software	Licenses and other	Total
Cost
Balance as of December 31, 2004	64,190	24,880	89,070
Effect of foreign currency translation	3,865	1,355	5,220
Additions	42,345	6,636	48,981
Balance as of December 31, 2005	110,402	32,871	143,273
Accumulated amortization
Balance as of December 31, 2004	(19,844)	(8,268)	(28,112)
Effect of foreign currency translation	(1,213)	(567)	(1,779)
For the year	(14,283)	(10,149)	(24,432)
Balance as of December 31, 2005	(35,340)	(18,983)	(54,323)
Net book value as of December 31, 2005	75,061	13,888	88,949

(in US dollars)

	Computer software	Licenses and other	Total
Cost
Balance as of December 31, 2003	30,800	17,280	48,080
Effect of foreign currency translation	200	100	300
Additions	33,190	7,500	40,690
Balance as of December 31, 2004	64,190	24,880	89,070
Accumulated amortization
Balance as of December 31, 2003	(9,358)	(3,200)	(12,558)
Effect of foreign currency translation	(142)		(142)
For the year	(10,344)	(5,078)	(15,412)
Balance as of December 31, 2004	(19,844)	(8,278)	(28,112)
Net book value as of December 31, 2004	44,346	16,602	60,958

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 7. Premises and equipment

Premises and equipment are being used in the current business activity. Premises that are granted on lease are disclosed below in the Note ‘Leases’. Selling or writing-off of premises is unusual activity and does not provide on the constant basis. Premises and equipment are accounted at cost of acquisition or constructing. Costs that are capitalized upon acquisition are any reasonable cost involved in bringing the asset to the buyer and incurred prior using the asset in actual production process. The method of depreciation used is straight-line method with the following terms:

Item	Years
Land and buildings	50
Machinery	10
Furniture and fittings	5
Motor vehicles	10
Other	2-5

Interest costs were not capitalized for any items of premises. Group in a whole or one of the subsidiaries do not have any asset retirement obligations. Premises are used in the normal course of business and are acquired upon demand. No significant idle premises exist.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

7. Premises and equipment (continued)

(in US dollars)

	Land and buildings	Premises under constr.	Machinery	Motor vehicles	Furniture and fittings	Improvements of leased assets	Other	Total
Cost
Balance as of December 31, 2005	7,671,631	1,194,257	1,753,937	327,528	144,178	206,535	330,016	11,628,082
Additions	363,685	214,895	160,603	1,995	17,234	106,456	117,047	981,915
Disposals	(591,729)	(346,331)	(856,276)	(50,337)	(2,079)	(1,362)	(14,480)	(1,862,594)
Balance as of December 31, 2006	7,443,587	1,062,821	1,058,264	279,186	159,333	311,629	432,583	10,747,403
Accumulated depreciation
Balance as of December 31, 2005	(298,966)	—	(594,062)	(142,403)	(115,089)	(126,442)	(229,843)	(1,506,805)
For the period	(181,379)	—	(91,622)	(32,983)	(16,771)	(100,510)	(39,637)	(462,902)
On disposals	—	—	294	23,621	—	151	—	24,066
On writing-offs	64,842	—	—	7,320	1,724	725	717	75,328
Balance as of December 31, 2006	(415,503)	—	(685,390)	(144,445)	(130,136)	(226,076)	(268,763)	(1,870,313)
Net book value as of December 31, 2006	7,028,084	1,062,821	372,874	134,741	29,197	85,553	163,820	8,877,091

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

7. Premises and equipment (continued)

(in US dollars)

	Land and buildings	Premises under constr.	Machinery	Motor vehicles	Furniture and fittings	Improvements of leased assets	Other	Total
Cost
Balance as of December 31, 2004	5,787,311	994,835	1,528,138	335,507	119,063	180,759	235,193	9,180,807
Effect of foreign currency translation	315,646	52,464	79,427	16,608	6,297	9,382	13,091	492,914
Additions	554,604	1,454,750	147,349	254,496	18,818	5,660	81,732	2,517,408
Disposals	—	—	(1,561)	(548,995)	—	(12,490)	—	(563,047)
Transfers	1,014,070	(1,307,792)	585	269,911	—	23,224	—	—
Balance as of December 31, 2005	7,671,631	1,194,257	1,753,937	327,528	144,178	206,535	330,016	11,628,082
Accumulated depreciation
Balance as of December 31, 2004	(113,440)	—	(339,858)	(123,374)	(55,306)	(96,317)	(163,772)	(892,067)
Effect of foreign currency translation	(8,330)	—	(20,607)	(6,424)	(3,619)	(5,235)	(9,116)	(53,332)
For the period	(177,195)	—	(233,598)	(62,850)	(56,164)	(28,689)	(56,954)	(615,451)
On disposals	—	—	—	50,245	—	3,800	—	54,045
Balance as of December 31, 2005	(298,965)	—	(594,062)	(142,403)	(115,089)	(126,442)	(229,843)	(1,506,805)
Net book value as of December 31, 2005	7,372,666	1,194,257	1,159,875	185,124	29,089	80,093	100,173	10,121,312

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

7. Premises and equipment (continued)

(in US dollars)

	Land and buildings	Premises under constr.	Machinery	Motor vehicles	Furniture and fittings	Improvements of leased assets	Other	Total
Cost
Balance as of December 31, 2003	854,594	9,259	516,365	266,342	87,696	221,139	160,109	2,115,503
Effect of foreign currency translation	16,896	2,584	5,139	1,485	511	981	979	28,575
Additions	4,442,432	1,543,871	1,009,453	80,465	30,200	188	74,669	7,181,278
Disposals	—	—	(2,820)	(12,784)	(164)	(128,217)	(564)	(144,549)
Transfers	473,389	(560,878)	—	—	821	86,669	—	—
Balance as of December 31, 2004	5,787,311	994,835	1,528,138	335,507	119,063	180,759	235,193	9,180,807
Accumulated depreciation
Balance as of December 31, 2003	(53,413)	—	(167,799)	(58,520)	(35,172)	(69,774)	(128,275)	(512,954)
Effect of foreign currency translation	(417)	—	(1,266)	(454)	(224)	(411)	(721)	(3,493)
For the period	(59,611)	—	(172,484)	(66,271)	(19,909)	(44,556)	(35,341)	(398,171)
On disposals	—	—	1,692	1,871	—	18,424	564	22,551
Balance as of December 31, 2004	(113,440)	—	(339,858)	(123,374)	(55,306)	(96,317)	(163,772)	(892,067)
Net book value as of December 31, 2004	5,673,870	994,835	1,188,280	212,133	63,758	84,442	71,421	8,288,740

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 8. Other assets

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Trade receivables	13,805	—	—	—
Prepayments made	413,644	208,135	180,713	74,879
Allowance for prepayments made	(246,660)	—	—	—
Income tax prepaid	17,544	11,163	—	—
Value added tax prepaid	—	5,579	—	4,165
Accrued income	1,095,298	620,056	827,980	1,107,149
Allowances on revenues	(620,207)	(354,354)	(416,526)	(37,999)
Other accounts receivable	111,753	44,786	37,778	138,023
Allowances on other accounts receivable	(44,581)	(5,388)	(25,705)	(5,032)
Deferred charges	16,498	82,194	10,375	12,458
Transit account for debit and credit cards	193,685	279,447	—	—
Inventory	17,479	16,381	13,763	16,986
Total other assets:	968,258	1,187,446	628,380	1,310,628

Note 9. Deposits

The aggregate amounts of time deposits (in thousands) are as follows:

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Deposits:
- consumers	25,154,119	18,181,457	13,607,017	14,013,366
- corporations	5,459,058	13,437,960	3,862,641	3,569,622
- banks
Total deposits:	30,613,177	31,619,417	17,469,658	17,583,028
Maturities:
2003	—	—	—	—
2004	—	—	—	13,487,428
2005	—	—	15,313,058	2,981,700
2006	—	28,661,917	2,132,700	1,111,700
2007	26,921,386	2,827,800	7,300	2,200
2008	3,635,050	65,600	2,600	—
2009	21,644	—	10,100	—
2010	33,949	63,200	—	—
Thereafter	1,149	1,000	3,800	—
Total deposits:	30,613,177	31,619,417	17,469,658	17,583,028

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 10. Long-term borrowings

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Total long-term borrowings:
- subordinated debt	2,200,000	2,200,000	2,200,000	2,200,000
After 2012	2,200,000	2,200,000	2,200,000	2,200,000
Total long-term borrowings:	2,200,000	2,200,000	2,200,000	2,200,000

Subordinated debt does not have the defined maturity date and will not be repaid at least 5 years. The annual weighted average cost of subordinated debt is 9.2%.

Note 11. Short-term borrowings

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Short-term debt from other banks	—	1,815,242	2,640,759	2,945,629
Total short-term borrowings:	—	1,815,242	2,640,759	2,945,629

Note 12. Accounts

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Accounts of the government bodies	—	—	—	16,200
Accounts of the corporations	13,698,193	12,005,156	9,514,600	8,595,541
Accounts of the banks	2,900,000	2,156,646	2,220,218	—
Accounts of the consumers	1,261,617	892,696	868,637	230,300
Accounts of the financial institutions	3,279,572	279,977	414,535	690,000
Transit accounts for debit and credit cards	99,703	—	—	—
Credit balances for identifications	256,364	—	—	—
Total accounts:	21,495,364	15,334,476	13,017,990	9,532,041

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 13. Other payables, current liabilities and deferred income

   (in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Trade payables	102,380
Prepayments received	98,760	724,444	86,705	2,969
Interest payable	833,179	812,384	602,698	494,815
Income tax payables	32	1,435	0,546	2,926
Value added tax payable	818	—	0,561	—
Other taxes payables	108,536	2,174	0,674	1,444
Accounts payable to stockholders	990,099	990,099	0,000	0,000
Dividend payables	650	27,964	26,618	32,018
Provisions for unused vocations	146,019	66,137	0,000	0,000
Deferred income	62,417	64,089	50,629	22,457
Accrued expenses	8,673	2,215	0,243	0,446
Other payables	1,147,378	399,869	224,350	381,061
Other liabilities	—	10,880	19,267	0,320
Total:	3,498,772	3,101,691	1,012,293	938,456

Note 14. Operating lease

Operating lease arrangements for the year following December 31, 2006 are disclosed in Note 24 of consolidated financial statements of TBM Holdings, Inc.

Note 15. Stockholders’ equity

Bank operates basing on using private capital. All the financial resources are the investments of shareholders and retained earnings.

Share capital of JSC ‘Ukrkommunbank’ was formed by issuance of 20,700,000 common stocks with par value 1.0 UAH. In October, 2004 the number of shares was increased on the amount 8,000,000 shocks with par value 1.0 UAH to the total quantity of stocks equals to 28,700,000 stocks. In March, 2006 the number of shares was increased on the amount 7,000,000 shocks with par value 1.0 UAH to the total quantity of stocks equals to 35,700,000 stocks.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 16. Income taxes

According to the tax legislation of Ukraine corporations are liable to corporation income tax at the rate 25.0% from the taxable income.

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Current income tax expense	72,174	(88,099)	(41,844)
Prior year adjustments	—	—	—
Temporary differences (deferred tax expense)	784,663	(56,850)	7,504
Translation differences	—	2,091	89
Total income tax expenses	856,838	(142,858)	(34,251)

	December 31, 2006	Charged to profit or loss	December 31, 2006
Tax effects of deductible temporary differences:
Inventory	87,616	(79,428)	8,188
Interests for off-balance sheet activities	—	5,426	5,426
Investments	2,076	(2,076)	—
Deferred income	14,777	827	15,604
Total deferred tax	104,469	(75,251)	29,218

Tax effects of taxable temporary differences:
Premises and equipment	(34,411)	(658,178)	(692,590)
Intangible assets	—	(14,940)	(14,940)
Investments	—	(38,402)	(38,402)
Other accounts receivable	(2,108)	2,108	—
Total deferred tax liability	(36,574)	(709,412)	(745,931)
Net deferred tax liability	67,895	(784,663)	(716,714)

Year ended December 31, 2006
Net income before corporation income taxes	375,522
Theoretical income tax at the rate 25% from net taxable income	(93,881)
Permanent differences	21,707
Total income tax expenses	(72,174)

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 17. Off-balance sheet activities

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments. At the balance sheet dates the following financial instruments were outstanding whose contract amounts represent credit risk:

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Commitments:
- commercial letters of credit	966,430	719,766	182,774	35,000
Total commitments:	966,430	719,766	182,774	35,000

Standby letters-of-credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments, and at the balance sheet dates the amounts are stated above. Bank recognize a guarantee liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and the maximum potential payments that might be required are equal to the amount stated above.

Note 18. Minimum regulatory capital requirements

The Bank (on a consolidated basis) is subject to various regulatory capital requirements administered by the National Bank of Ukraine. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following schedule). Management believes, as of balance sheet dates Bank meets all capital adequacy requirements to which they are subject.

(in US dollars)

Balance sheet date	Actual amount		Minimum requirements (ration)
	Amount used in calculation	Amount of risky assets	Ratio	Imperative rate (Greater/ Lesser than)
December 31, 2006	10,301	41,202	25.01%	10%
December 31, 2005	10,122	39,747	25.47%	10%
December 31, 2004	8,339	35,660	23.39%	10%
December 31, 2003	7,721	31,673	24.38%	8%

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Note 19. General administrative expenses

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Salaries and wages expenses	(2,203,664)	(1,534,234)	(1,050,463)
Depreciation	(462,901)	(615,468)	(398,216)
Amortization	(39,256)	(24,432)	(15,495)
Expenses on connection	(354,259)	—	—
Transportation expenses	(1,691)	—	—
Auditors’ and other professional fees	(19,753)	(15,227)	(24,895)
Taxes (except corporation income tax)	(144,384)	(58,183)	(32,532)
Lease expenses	(230,500)	(150,503)	(94,984)
Business trips expenses	(37,525)	(24,110)	(25,262)
Penalties paid	(43,973)	(8,677)	(12,257)
Offices expenses	(352,318)	(594,122)	(585,698)
Banks’ commissions	(195)	—	—
Connection expenses	(3,067)	—	—
Subscription fees	(114)	—	—
Expenses on municipal services	(119,290)	—	—
Security expenses	(151,833)	—	—
Maintenance costs	(117,651)	—	—
Other administrative expenses	(9,784)	(11,408)	(3,028)
Total general administrative expenses:	(4,292,158)	(3,036,364)	(2,242,830)

Note 20. Other operating expenses

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Allowances for accounts receivable	(285,853)	—	—
Expenses for delivering of valuables	(46,344)	—	—
Allowances for accrued income	(236,434)	—	—
Insurance of the credit risks	(479,073)	(62,482)	(903,805)
Other expenses	(114,322)	(78,774)	(83,226)
Total other operating expenses:	(1,162,026)	(141,256)	(987,032)

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Note 21. Segment data

The Bank has three reportable segments: the consumer segment, the commercial segment and other revenues segment. The consumer segment provides customers such products as credit cards, mortgages and automobile financing, personal loans. The commercial segment provides its commercial customers such products as working capital loans, equipment loans and leases, and other business financing arrangements.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains or losses.

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, require different technology and marketing strategies.

The Bank derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segment. Therefore, the segments are reported below using net interest income for the periods stated. The Bank does not allocate income taxes to the segments. Other segment includes loans to banks, loans to government bodies and building activity of the Subsidiary (Company) to the Group and related parties.

The Bank does not have operating segments other than those reported.

The Bank does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

Information about reportable segments and reconciliation of such information to the consolidated financial statements as of and for the following periods follows:

(in US dollars)

Year ended December 31, 2006	Consumer	Commercial	Other	Intersegmental eliminations	Consolidated totals
Interest income	2,278,013	3,605,683	—	—	5,883,697
Interest expenses	(3,331,150)	(1,335,208)	—	—	(4,666,358)
Net interest income	(1,053,137)	2,270,475	—	—	1,217,339
Income from fees	4,448,119	229,901	—	—	4,678,020
Fee expenses	—	(223,604)	—	—	(223,604)
Net fees income	4,448,119	6,297	—	—	4,454,416
Other revenues	—	—	—	—	802,563
Revenue of Subsidiary	—	—	178,794	(164,269)	14,525
Cost of Sales	—	—	(124,863)	114,533	(10,330)
Expenses (depreciation and allowances excluded)	—	—	—	—	(5,099,275)
Depreciation and amortization	—	—	—	—	(502,157)
Provision for loan losses	—	—	—	—	(501,562)
Income tax expenses	—	—	—	—	(856,838)
Total comprehensive income:	—	—	—	—	(481,316)

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Note 21. Segment reporting (continued)

(in US dollars)

Year ended December 31, 2005	Consumer	Commercial	Other	Intersegmental eliminations	Consolidated totals
Interest income	1,568,054	3,311,839	—	—	4,879,893
Interest expenses	(2,626,701)	(1,056,305)	—	—	(3,683,006)
Net interest income	(1,058,647)	2,255,534	—	—	1,196,887
Income from fees	—	2,499,096	—	—	2,499,096
Fee expenses	—	(143,296)	—	—	(143,296)
Net fees income	—	2,355,800	—	—	2,355,800
Other revenues	—	—	—	—	161,544
Revenue of Subsidiary	—	—	1,245,175	(1,135,383)	109,792
Cost of Sales	—	—	(1,266,251)	1,190,560	(75,690)
Expenses (depreciation and allowances excluded)	—	—	—	—	(2,992,348)
Depreciation and amortization	—	—	—	(3,055)	(642,955)
Provision for loan losses	—	—	—	—	(545,575)
Income tax expenses	—	—	—	—	(69,330)
Net income	—	—	—	—	(501,875)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	—	—	—	—	(359,570)
Total comprehensive income:	—	—	—	—	(861,445)

(in US dollars)

Year ended December 31, 2004	Consumer	Commercial	Other	Intersegmental eliminations	Consolidated totals
Interest income	1,399,626	3,918,219	—	—	5,317,845
Interest expenses	(2,404,703)	(1,197,885)	—	—	(3,602,588)
Net interest income	(1,005,077)	2,720,334	—	—	1,715,257
Income from fees	—	3,178,509	—	—	3,178,509
Fee expenses	—	(456,636)	—	—	(456,636)
Net fees income	—	2,721,872	—	—	2,721,872
Other revenues	—	—	—	—	253,026
Revenue of Subsidiary	—	—	618,601	(583,693)	34,907
Cost of Sales	—	—	(616,336)	577,342	(38,993)
Expenses (depreciation and allowances excluded)	—	—	—	—	(3,757,175)
Depreciation and amortization	—	—	—	(5)	(413,716)
Provision for loan losses	—	—	—	—	(1,322,428)
Income tax expenses	—	—	—	—	(24,820)
Net income	—	—	—	—	(832,069)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	—	—	—	—	374,575
Total comprehensive income:	—	—	—	—	(457,494)

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Consolidated Financial Statements, page 76

TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 22. Related parties operations

Related parties operations are presented in the consolidated financial statements of the TBM Holdings, Inc.

Note 23. Contingencies

Contingencies are disclosed in the consolidated financial statements of the TBM Holdings, Inc.

Note 24. Subsequent events

Subsequent events are disclosed in the consolidated financial statements of the TBM Holdings, Inc.

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Consolidated Financial Statements, page 77

TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements

Consolidated Statement of Balance Sheet

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Assets
Cash and due from banks	15,909,838	11,330,713	11,008,075
Interest bearing deposits in banks	—	—	—
Investments	1,490,335	433,966	—
Loans net of allowance for loan losses	24,900,072	26,214,648	26,201,016
Deferred tax assets	19,990	91,650	15,417
Intangible assets	98,849	66,062	46,371
Premises and equipment	10,309,770	9,252,967	2,399,177
Other assets	806,345	1,023,867	1,945,122
Total assets:	53,535,199	48,413,873	41,615,178
Liabilities
Deposits	24,800,192	21,511,673	21,650,492
Long-term borrowings	2,200,000	2,200,000	2,200,000
Short-term borrowings	1,000,000	1,005,711	1,977,770
Accounts	17,695,754	17,134,156	10,532,653
Deferred tax liabilities	16,606	9,928	11,747
Other payables, current liabilities and deferred income	2,100,584	1,377,536	1,010,375
Total liabilities:	47,813,136	43,239,004	37,410,150
Stockholders’ Equity
Common stock, 1 UAH ($0.19) par value, 35,700,000 authorized and issued	6,775,966	5,389,827	3,881,929
Unpaid capital	(396,040)	—	—
Share premium	—	—	562,598
Accumulated earnings / (deficit)	(926,084)	(483,676)	(249,087)
Translation differences	268,221	268,718	9,587
Total equity:	5,722,063	5,174,869	4,205,028
Total equity and liabilities:	53,535,199	48,413,873	41,615,178

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 83 to 92 are the integral part of these consolidated financial statements

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Consolidated Financial Statements, page 78

TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Consolidated Statement of Retained Earnings

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Interest income:
Interests from loans	2,815,244	2,319,657	2,624,662
Total interest and dividend income:	2,815,244	2,319,657	2,624,662
Interest expense:
Deposits	(1,575,491)	(1,493,481)	(1,512,529)
Loans	(300,022)	(203,290)	(232,530)
Total interest expense:	(1,875,513)	(1,696,772)	(1,745,059)
Net interest income	939,731	622,886	879,603
Provision for loan losses	(519,815)	229,160	(582,349)
Net interest income, after provision for loan losses:	419,916	852,046	297,254
Non-interest income:
Loan servicing fees	2,027,628	966,220	1,399,063
Net gain (loss) on available-for-sale securities	1,212	36,937	—
Net gain (loss) on trading activities	129,156	(49,424)	18,141
Other	84,548	46,259	13,322
Total non-interest income (charges):	2,242,544	999,992	1,430,526
Non-interest expense:
General administrative expenses	(1,953,058)	(1,392,653)	(947,637)
Commissions	(98,993)	(64,662)	(270,648)
Data processing	(173)	(155,770)	(115,267)
Advertising and marketing	(11,395)	(14,501)	(8,249)
Guarantee fund	(50,645)	(38,042)	(36,618)
Charity	(5,899)	(8,340)	(6,794)
Overpayment for real estate	—	—	(227,841)
Other operating expenses	(274,017)	(97,886)	(562,330)
Total non-interest expenses	(2,394,180)	(1,771,855)	(2,175,384)
Income before income taxes	268,280	80,183	(447,604)
Income tax gain / (expenses)	(87,535)	27,885	(13,592)
Net income	180,745	108,068	(461,196)
Other comprehensive income:
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	—	(346,359)	—
Total comprehensive income:	180,745	(238,291)	(461,196)
Retained earnings at beginning	(1,106,829)	(245,385)	212,109
Retained earnings at end	(926,084)	(483,676)	(249,087)

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 83 to 92 are the integral part of these consolidated financial statements

Consolidated Financial Statements, page 79

TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Consolidated Statement of Retained Earnings (continued)

Earnings per common share:

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Net profit attributable to ordinary stockholders	180,745	(238,291)	(461,196)
Weighted average number of common stocks	32,200,000	28,700,000	20,700,00
Basic earnings / (loss) per common stock	0.0056	(0.0083)	(0.0223)
Comparative earnings / (loss) per share (restated as to weighted average number of stocks as of June 30, 2006), assumed that as the June 30, 2005 and 2004 weighted average number of common stocks equaled to 32,200,000 shares		(0.0074)	(0.0143)

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 83 to 92 are the integral part of these consolidated financial statements

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Consolidated Financial Statements, page 80

TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Consolidated Statement of Changes in Stockholders’ Equity

(in US dollars)

	Shares of Common Stock	Common Stock		Share premium	Retained earnings	Translation differ-rences	Total
Balance as of December 31, 2003	20,700,000	3,881,929		562,598	212,109	790	4,657,427
Comprehensive income:
Net income					(461,196)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect						8,797
Translation differences
Total comprehensive income:							(452,399)
Incorporation of the company	1	1
Balance as of June 30, 2004	20,700,000	3,881,929		562,598	(249,087)	9,587	4,205,028
Balance as of December 31, 2004	28,700,000	5,389,827		—	(245,385)	19,658	5,164,100
Comprehensive income:
Net income					108,068
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect					(346,359)
Translation differences						249,060
Total comprehensive income:							10,769
Balance as of June 30, 2005	28,700,000	5,389,827		—	(483,676)	268,718	5,174,869
Balance as of December 31, 2005	28,700,000	5,389,827		—	(1,106,829)	268,224	4,551,222
Comprehensive income:
Net income					180,745
Translation differences						(3)
Total comprehensive income:							180,742
Subscription of share capital	7,000,000	1,386,139	(396,040)				990,099
Balance as of June 30, 2006	35,700,000	6,775,966	(396,040)	—	(926,084)	(268,221)	5,722,063

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 83 to 92 are the integral part of these consolidated financial statements

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Consolidated Statement of Cash Flows

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Cash flow from operating activities
Net income	268,280	80,183	(447,604)
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Provision for loan losses	519,817	(775,756)	339,341
Depreciation	242,141	318,971	174,770
Profit / (loss) from selling premises and equipment	(17)	—	—
Gain / (loss) on sale of securities	(1,318)	(36,937)	—
Net change in:
Other assets and liabilities, net	(1,025,741)	(95,283)	(532,576)
Net cash provided by / (used in) using operating activities	3,162	(508,822)	(466,069)
Cash flow from investing activities
Net change in interest-bearing deposits in banks	—	—	900,544
Proceeds from selling of premises and equipment	645	—	—
Activity in available-for-sale securities:
Selling (purchasing) of available-for-sale securities	(442,268)	457,465	—
Loan proceeds	8,703,342	(1,198,097)	(1,338,436)
Purchasing of premises and equipment	(399,920)	(814,868)	(993,854)
Purchasing of intangible assets	(3,982)	(13,263)	(17,222)
Net cash provided by / (used in) investing activities	7,857,817	(1,568,763)	(1,448,968)
Cash flow from financing activities
Net increase (decrease) in deposits	(6,819,226)	3,089,218	4,026,039
Subscription of share capital	990,099	—	—
Net increase (decrease) in loans	(800,000)	(1,717,254)	(976,912)
Net increase (decrease) in accounts	2,340,751	3,375,772	979,868
Net cash provided by / (used in) financing activities	(4,288,376)	4,747,735	4,028,995
Income tax paid	(102,534)	22,946	(14,963)
Net change in cash and cash equivalents	3,470,069	2,693,098	2,098,995
Translation differences	—	480,298	21,031
Cash and cash equivalents at beginning of the period	12,439,769	8,157,317	8,888,049
Cash and cash equivalents at end of the period	15,909,838	11,330,713	11,008,075

Supplementary information to the Statement of Cash Flows:

Interest paid	(1,990,140)	(1,687,856)	(1,586,833)

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 83 to 92 are the integral part of these consolidated financial statements

Consolidated Financial Statements, page 82

TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Notes to Consolidated Financial Statements

Note 3. Cash and cash equivalents

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Cash at banks’ accounts	4,927,027	2,437,501	2,843,297
Bank notes and petty cash	3,612,552	2,659,049	1,892,856
Cash at National Bank’s account	7,370,259	6,234,163	6,271,922
Total cash and cash equivalents:	15,909,838	11,330,713	11,008,075

Restrictions on cash and amount due from banks

(in US dollars)

Date	Amount
	UAH	USD
June 30, 2006	10,386	2,057
June 30, 2005	12,987	2,569
June 30, 2004	8,346	1,569

Note 4. Investments

(in US dollars)

	June 30, 2006	June 30, 2005
Trading securities	1,304,024	—
Securities available-for-sale	—	37,982
Equity shares	208,911	395,984
Discounts for bonds	(22,600)	—
Total investments:	1,490,335	433,966

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Note 5. Loans

A summary of the balances of loans follows:

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Mortgage loans on real estate:
Residential	416,394	284,973	198,653
Commercial	984,227	3,184,868	1,932,112
Total mortgage loans on real estate:	1,400,621	3,469,841	2,130,765
Commercial loans	15,719,870	19,631,071	19,229,611
Personal	11,463,514	8,882,829	6,408,851
Debit cards (overdrafts)	—	2,961	0,125
Total consumer installments loans:	11,463,514	8,885,791	6,408,977
Loans to other banks	1,000,000	—	2,645,890
Total loans:	28,183,384	28,516,862	28,284,478
Less: allowance on loan losses	(3,283,312)	(2,302,213)	(2,083,462)
Total loans, net:	24,900,072	26,214,648	26,201,016

Note 6. Intangible assets

Intangible assets are accounted at their cost of acquisition and will be used in the normal course of business. Group companies use the straight-line method of amortization of intangible assets.

Company acquired intangible assets for the total amount of $28,017, $13,300 and $17,200 for the 6 months ended June 30 of 2006, 2005 and 2004 respectively. Amortization was accrued at the amount of $18,117, $11,200 and $6,500 for the 6 months ended June 30, 2006, 2005 and 2004 respectively.

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Note 7. Premises and Equipment

Premises and equipment are being used in the current business activity. Premises that are granter in lease are disclosed below in the Note ‘Leases’. Selling or writing-off of premises is unusual activity and does not provide of the constant basis. Premises and equipment are accounted at cost of acquisition or constructing. The method of depreciation used is straight-line method with the following terms of premises’ using:

Item	Years
Land and buildings	50
Machinery	10
Furniture and fittings	5
Motor vehicles	10
Leased assets	2-5
Other	2-5

Interest costs do not capitalized for any items of premises. Estimated costs to complete are not exceeding the 40% from the amounts stated in Notes below. Group in a whole or one of the subsidiaries do not have any asset retirement obligations. Premises are used in the normal course of business and are acquired up on demand. No significant idle premises exist. A summary of the cost and accumulated depreciation of premises and equipment follows:

Company acquired premises and equipment for the total amount of $399,920, $874,100 and $959,200 for the 6 months ended June 30, 2006, 2005 and 2004 respectively. Depreciation was accrued at the amount of $224,004, $307,700 and $168,300 for the 6 months ended June 30, 2006, 2005 and 2004 respectively.

Note 8. Other assets

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Prepayments made	397,672	358,242	485,747
Allowance for prepayments made	(246,660)	—	—
Income tax prepaid	25,004	4,782	1,372
Accrued income	835,582	663,136	1,574,745
Allowances on revenues	(525,450)	(214,542)	(288,107)
Other accounts receivable	150,568	140,430	148,756
Allowances on other accounts receivable	(13,624)	(1,472)	(1,500)
Transit account for debit and credit cards	85,024	38,494	—
Deferred charges	82,858	13,987	13,627
Inventory	15,371	20,807	10,483
Total other assets:	806,345	1,023,867	1,945,122

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Note 9. Long-term borrowings

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Total long-term borrowings:
- subordinated debt	2,200,000	2,200,000	2,200,000
After 2010	2,200,000	2,200,000	2,200,000
Total long-term borrowings:	2,200,000	2,200,000	2,200,000

Subordinated debt does not have the defined maturity date and will not be repaid at least 5 years. The annual weighted average cost of subordinated debt is 9.2%.

Note 10. Short-term borrowings

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Short-term debt from other banks	1,000,000	1,005,711	1,977,770
Total short-term borrowings:	1,000,000	1,005,711	1,977,770

Note 11. Accounts

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Accounts of the corporations	10,338,087	12,432,726	9,371,937
Accounts of the banks	2,700,000	3,576,286	217,533
Accounts of the consumers	792,074	788,132	413,718
Accounts of the financial institutions	3,583,696	337,012	529,464
Other accounts	281,887	—	1
Total accounts:	17,695,754	17,134,156	10,532,653

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Note 12. Other payables, current liabilities and deferred income

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Prepayments received	10,891	274,657	(2,689)
Interest payable	697,757	611,614	653,041
Income tax payables	277	277	2,932
Value added tax payable	8,413	20,613	1,518
Other taxes payables	8,839	2,866	0,569
Accounts payable to stockholders	990,099	—	—
Provisions for the liabilities before employees	84,920	—	—
Deferred income	47,170	49,820	27,113
Accrued expenses	11,755	897	820
Other payables	240,463	416,793	354,185
Total other:	2,100,584	1,377,536	1,037,488

Note 13. Operating Lease

Operating lease arrangements for the year following December 31, 2006 are disclosed in Note 24 of consolidated financial statements of TBM Holdings, Inc.

Note 14. Stockholders’ Equity

Bank operates basing on using private capital. All the financial resources are the investments of shareholders and retained earnings.

Share capital of JSC ‘Ukrkommunbank’ was formed by issuance of 20,700,000 common stocks with par value 1.0 UAH. In October, 2004 the number of shares was increased on the amount 8,000,000 shocks with par value 1.0 UAH to the total quantity of stocks equals to 28,700,000 stocks. In March, 2005 the number of shares was increased on the amount 7,000,000 shocks with par value 1.0 UAH to the total quantity of stocks equals to 35,700,000 stocks.

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Note 15. Off-balance sheet activities

Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments. At the balance sheet dates the following financial instruments were outstanding whose contract amounts represent credit risk:

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Commitments:
- commercial letters of credit	999,816	424,892	243,994
Total commitments:	999,816	424,892	243,994

Standby letters-of-credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments, and at the balance sheet dates the amounts are stated above. Bank recognize a guarantee liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and the maximum potential payments that might be required are equal to the amount stated above.

Note 16. Minimum regulatory capital requirements

The Bank (on a consolidated basis) is subject to various regulatory capital requirements administered by the National Bank of Ukraine. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following schedule). Management believes, as of balance sheet dates Bank meets all capital adequacy requirements to which they are subject.

(in US dollars)

Balance sheet date	Actual amount		Minimum requirements (ration)
	Amount used in calculation	Amount of risky assets	Ratio	Greater/ Lesser Than
June 30, 2006	9,682	41,202	23.50%	10%
June 30, 2005	8,945	40,020	22.35%	10%
June 30, 2004	7,556	36,288	20.82%	10%

Consolidated Financial Statements, page 88

TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Note 17. General administrative expenses

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Salaries and wages expenses	(945,885)	(691,118)	(447,433)
Depreciation	(224,004)	(307,736)	(168,309)
Amortization	(18,137)	(11,235)	(6,461)
Connection expenses	(2,269)	—	—
Transportation expenses	(2,057)	—	—
Auditors’ and other professional fees	(23,443)	(6,460)	(10,057)
Materials	(6,095)	—	—
Taxes (except corporation income tax)	(76,906)	(13,330)	(9,439)
Lease expenses	(101,769)	(67,165)	(43,983)
Business trips expenses	(15,051)	(9,267)	(11,665)
Penalties paid	(14,502)	(2,625)	(1,317)
Offices expenses	(147,935)	(278,164)	(246,602)
Banks’ commissions	(131)	—	—
Subscription fees	(170)	—	—
Expenses on connection	(166,760)	—	—
Expenses on municipal services	(75,666)	—	—
Security expenses	(74,354)	—	—
Maintenance costs	(52,573)	—	—
Other administrative expenses	(5,351)	(5,552)	(2,370)
Total general administrative expenses:	(1,953,058)	(1,392,653)	(947,637)

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TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Note 18. Other operating expenses

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Social needs expenses	(4,864)	—	—
Revenues from disposal of premises & equipment	—	(913)	—
Materials for data processing	(29,053)	—	—
Expenses for delivering of valuables	(21,683)	—	—
Insurance of the credit risks	(217,595)	(64,421)	(520,059)
Other expenses	(822)	(32,552)	(42,271)
Total other operating expenses:	(274,017)	(97,886)	(562,330)

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Note 19. Segment reporting

The Bank has three reportable segments, the consumer segment, the commercial segment and other segment. The consumer segment provides customers such products as credit cards, mortgages and automobile financing, personal loans. The commercial segment provides its commercial customers such products as working capital loans, equipment loans and leases, and other business financing arrangements. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains or losses.

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, require different technology and marketing strategies. The Bank derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segment. Therefore, the segments are reported below using net interest income for the periods stated. The Bank does not allocate income taxes to the segments. Other segment includes loans to banks, loans to government bodies and building activity of the Subsidiary (Company) to the Group and related parties.

The Bank does not have operating segments other than those reported. The Bank does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

(in US dollars)

6 months ended June 30, 2006	Consumer	Commercial	Other	Intersegmental eliminations	Consolidated totals
Interest income	869,385	1,945,859	—	—	2,815,244
Interest expenses	(1,303,166)	(572,347)	—	—	(1,875,513)
Net interest income	(433,781)	1,373,512	—	—	939,731
Income from fees	—	2,027,629	—	—	2,027,629
Fee expenses	—	(98,993)	—	—	(98,993)
Net fees income	—	1,928,636	—	—	1,928,636
Other revenues	—	—	—	—	214,916
Revenue of Subsidiary	—	—	119,056	(119,056)	—
Cost of Sales	—	—	(89,736)	89,736	—
Expenses (depreciation and allowances excluded)	—	—	—	—	(2,071,184)
Depreciation and amortization	—	—	—	—	(224,004)
Provision for loan losses	—	—	—	—	(519,817)
Income tax expenses	—	—	—	—	(87,535)
Total comprehensive income:	—	—	—	—	180,745

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Consolidated Financial Statements, page 91

TBM Holdings, Inc.

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 25. Interim financial statements (continued)

Note 19. Segment reporting (continued)

(in US dollars)

6 months ended June 30, 2005	Consumer	Commercial	Other	Intersegmental eliminations	Consolidated totals
Interest income	743,928	1,575,730	—	—	2,319,657
Interest expenses	(1,252,491)	(444,281)	—	—	(1,696,772)
Net interest income	(508,563)	1,131,449	—	—	622,886
Income from fees	—	966,220	—	—	966,220
Fee expenses	—	(64,662)	—	—	(64,662)
Net fees income	—	901,558	—	—	901,558
Other revenues	—	—	—	—	10,184
Revenue of Subsidiary	—	—	580,525	(491,062)	89,463
Cost of Sales	—	—	(609,838)	543,962	(65,876)
Expenses (depreciation and allowances excluded)	—	—	—	—	(1,387,019)
Depreciation and amortization	—	—	—	(1,202)	(320,174)
Provision for loan losses	—	—	—	—	229,160
Income tax expenses	—	—	—	—	27,885
Net income	—	—	—	—	108,068
Change in net unrealized gain (loss) on securities available for sale, net of reclassification adjustment and tax effect	—	—	—	—	(346,359)
Total comprehensive income:	—	—	—	—	(238,291)

(in US dollars)

6 months ended June 30, 2004	Consumer	Commercial	Other	Intersegmental eliminations	Consolidated totals
Interest income	617,801	2,006,861	—	—	2,624,662
Interest expenses	(1,164,928)	(580,130)	—	—	(1,745,059)
Net interest income	(547,127)	1,426,730	—	—	879,603
Income from fees	—	1,399,063	—	—	1,399,063
Fee expenses	—	(270,648)	—	—	(270,648)
Net fees income	—	1,128,415	—	—	1,128,415
Other revenues	—	—	—	—	22,525
Revenue of Subsidiary	—	—	355,621	(333,988)	21,633
Cost of Sales	—	—	(313,323)	300,628	(12,695)
Expenses (depreciation and allowances excluded)	—	—	—	—	(1,733,115)
Depreciation and amortization	—	—	—	3,149	(171,621)
Provision for loan losses	—	—	—	—	(582,349)
Income tax expenses	—	—	—	—	(13,592)
Total comprehensive income:	—	—	—	—	(461,196)

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Consolidated Financial Statements, page 92

TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Statement of Balance Sheet

(in US dollars)

	Note	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Assets
Current assets
Cash	4	607,142	169,611	525,313	472,168
Inventory	5	17,831	18,326	21,742	21,062
Accounts receivable	6	1,788,967	434,067	389,170	314,398
Deposits		36,634	16,832	16,021	44,321
Prepaid expenses		1,568	2,063	2,495	2,484
Total current assets:		2,452,142	640,899	954,741	854,433
Non-current assets
Premises and equipment	8	153,505	183,928	175,769	166,898
Intangible assets	9	15,917	18,471	—	—
Investments	7	3,064,227	2,007,354	3,554,150	1,118,954
Long-term receivables		—	—	293	626
Total non-current assets:		3,233,649	2,209,753	3,730,212	1,286,478
Total assets:		5,685,791	2,850,652	4,684,953	2,140,911
Equity and liabilities
Liabilities
Short-term borrowings		—	—	5,250	11,550
Accounts payable	11	494,659	436,272	1,418,798	67,805
Provisions		29,974	235	—	—
Insurance reserves	10	948,232	777,486	901,012	844,141
Deferred income		153	153	146	145
Total liabilities:		1,473,018	1,214,152	2,325,206	923,641
Equity
Common stocks (44,808,000 authorized and issued)	13	2,160,431	2,160,431	1,013,052	1,013,052
Treasury stocks		—	(1,168,317)	—	—
Retained earnings		1,934,655	526,698	1,337,619	204,057
Translation differences		117,687	117,687	9,076	161
Total equity:		4,212,773	1,636,500	2,359,747	1,217,270
Total equity and liabilities:		5,685,791	2,850,652	4,684,953	2,140,911

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Notes on pages from 97 to 118 are the integral part of these financial statements

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Consolidated Financial Statements, page 93

TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Statement of Retained Earnings

(in US dollars)

		Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Sales		2,811,192	2,461,157	2,620,886
Cost of Sales	14	(1,068,091)	(837,724)	(761,890)
Insurance compensations		(588,797)	(600,822)	(1,354,120)
Gross profit		1,154,304	1,022,611	504,876
General administrative expenses	17	(269,495)	(240,486)	(271,510)
Selling and distribution expenses	16	(10,155)	(9,685)	(17,081)
Other operating income	15	192,715	227,155	1,360,794
Other operating expenses	18	(155,126)	(124,885)	(123,713)
Income before interest		912,243	874,710	1,453,366
Financial income / (expense), net	19	224,967	(428,229)	70,390
Share of income/(loss) from associates		23,239	(346,725)	—
Income from operations before unusual items		1,160,449	99,756	1,523,755
Charity		(5,074)	(2,573)	(8,278)
Loss from writing-off of accounts receivable		—	(43)	(4,556)
Loss from writing-off of the fixed assets		(615)	(1,510)	(746)
Gain from previously written-off investments		904,392	—	—
Loss from writing-off of investments		(540,127)	(823,530)	(290,058)
Net income before tax		1,519,025	(727,900)	1,220,117
Income tax expenses	20	(111,068)	(83,021)	(86,555)
Retained income:		1,407,957	(810,921)	1,133,562
Retained earnings at beginning:		526,698	1,337,619	204,057
Retained earnings at end:		1,934,655	526,698	1,337,619

Earnings per common stock:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Net profit attributable to ordinary stockholders	1,407,957	(810,921)	1,133,562
Weighted average number of common stocks	21,208,000	40,941,333	21,608,000
Basic earnings per common stock	0,0664	(0,0198)	0,0525
Comparative earnings per share (restated as to weighted average number of stocks as of December 31, 2006), assumed that as the December 31, 2005 weighted average number of common stocks equaled to 21,208,000 shares		(0,0382)	(0.0534)

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Notes on pages from 97 to 118 are the integral part of these financial statements

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Consolidated Financial Statements, page 94

TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Statements of Changes in Stockholders’ Equity

(in US dollars)

	Shares of common stocks	Common stocks	Treasury stocks	Retained earnings	Translation differences	Total
Balance as of December 31, 2003	21,608,000	1,013,052		204,057	161	1,217,270
Comprehensive income:
Net income				1,133,562
Translation differences					8,915
Total comprehensive income:						1,142,477
Balance as of December 31, 2004	21,608,000	1,013,052	—	1,337,619	9,076	2,359,747
Comprehensive income:
Net income				(810,921)
Translation differences					108,611
Total comprehensive income:						(702,310)
Subscriptions of share capital	23,200,000	1,147,379				1,147,379
Repurchasing of own shares	(23,600,000)		(1,168,317)			(1,168,317)
Balance as of December 31, 2005	21,208,000	2,160,431	(1,168,317)	526,698	117,687	1,636,500
Comprehensive income:
Net income				1,407,957
Total comprehensive income:						1,407,957
Selling of own shares	23,600,000		1,168,317			1,168,317
Balance as of 31 December, 2006	44,808,000	2,160,431	—	1,934,655	117,687	4,212,773

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Notes on pages from 97 to 118 are the integral part of these financial statements

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Consolidated Financial Statements, page 95

TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Statements of Cash Flows

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Cash flows from operating activities
Net profit/(loss) before taxation	1,519,025	(727,900)	1,220,117
Adjustments for:
Depreciation of premises and equipment	46,125	36,702	34,141
Amortization of intangible assets	8,989	1,000	—
Allowance for bad debts	6,700	(55,755)	36,088
Refunds from tax authorities	—	(81,124)	(73,717)
Changes to reserves	43,194	—	—
Share of (profit) / loss from participation in other business	(23,239)	346,725	—
Income from previously written-off assets	(904,392)	—	—
Writing-off of investments	540,127	—	—
(Profit)/loss on sale of investments	(215,500)	431,325	(67,175)
(Profit)/loss on sale of premises & equipment	(1,053)	720	(2,889)
Operating profit/(loss) before working capital changes	1,019,976	(48,306)	1,146,565
(Increase)/decrease in inventory	495	4,450	(575)
(Increase)/decrease in trade receivables	(1,382,390)	(24,852)	(73,037)
(Increase)/decrease in other assets	494	854	336
Increase/(decrease) in trade and other accounts payable	58,380	(1,038,836)	1,347,182
Increase/(decrease) in provisions	29,740	—	—
Increase/(decrease) in insurance reserves	127,551	(166,655)	52,582
Cash generated from operations	(145,753)	(1,273,345)	2,473,053
Income taxes paid	(111,068)	(80,998)	(88,620)
Net cash provided by / (used in) operating activities	(256,821)	(1,354,343)	2,384,433
Cash flows from investing activities
Proceeds from sale of premises & equipment	36,034	14,822	3,113
Purchase of premises & equipment	(51,448)	(53,036)	(78,159)
Proceeds from sale of investments	5,268,841	3,251,977	301,780
Purchase of investments	(5,720,956)	(2,273,075)	(2,598,369)
Purchase of intangible assets	(6,435)	(19,204)	0
Net cash provided by / (used in) investing activities	(473,964)	921,485	(2,371,634)
Cash flows from financing activities
Proceeds from issuance of share capital	—	1,131,949	—
Proceeds from selling of own shares	1,168,317	—	—
Withdrawing of the share capital	—	(1,151,466)	—
Refunds from the tax authorities	—	81,124	73,717
Proceeds /(repayment) from short-term loans	—	(5,436)	(6,340)
Net cash provided by / (used in) financing activities	1,168,317	56,171	67,377
Net increase in cash and cash equivalents	437,532	(376,687)	80,176
Effect of currency translation	(1)	20,985	(27,031)
Cash and cash equivalents at beginning of year	169,611	525,313	472,168
Cash and cash equivalents at end of year	607,142	169,611	525,313

Supplementary information to the Statement of Cash Flows:

Interest paid	(700)	(300)	(1,000)

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Notes on pages from 97 to 118 are the integral part of these financial statements

Consolidated Financial Statements, page 96

TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Notes to Financial Statements

Note 1. Nature of operations

1. Basis of Reporting

Management presents Financial Statements of the JCK ‘IC ‘Oranta-Lugan’, a company that was registered at 20, Oboronnaya Str., Lugansk, Ukraine according to the Ukrainian legislation as of September, 14, 1994. Financial statements are presented as of and for the years ended December 31, 2006, 2005 and 2004.

2. Basis of Presentation

a) Translation from functional to presentation currency

Before the financial statements are translated into US dollars, the management must take the decision as to which currency is a functional currency. The Financial Accounting Standards Board defines functional currency but does not list definitive criteria that, if satisfied, would result in the selection of Group’s functional currency. Rather, realizing that such criteria would be difficult to develop, the Board instead listed various factors that were intended to give management guidance in making the functional currency decision. These factors include the following with characteristics particularly for Group:

1. Cash flows – the greater part of the cash flows is in Ukrainian hryvna;

2. Sales prices – are estimated in Ukrainian hryvnas for all the clients in Ukraine;

3. Sales markets – are only in Ukraine were, according to the national legislation, payments could be done only in Ukrainian hryvnas;

4. Expenses – are incurred in Ukraine and in Ukrainian hryvnas;

5. Financing – the financial resources are only from Ukrainian banks and available either in Ukrainian hryvna or in any other currency;

6. Inter-company transactions – are in Ukrainian hryvnas because the Group’s companies are situated in Ukraine.

Management has conducted a review of its factors and concluded that the functional currency of the Group is Ukrainian hryvna. Management has chosen the current rate method and it is mandated by FAS 52 when the functional currency is different from United States’ dollars. All assets and liabilities were translated at the rate at balance sheet date (5.050, 5.050, 5.3054, 5.3315 UAH per $1 as of December 31, 2006, 2005, 2004 and 2003 respectively). The stockholders’ accounts were translated using the historical rates. And those revenues and expenses that occur evenly over the year were translated using weighted-average rate 5.050, 5.1239 and 5.3191 UAH for $1 for the years ended December 31, 2006, 2005 and 2004 respectively. Interim financial statements were translated under the mentioned principles at the closing balance sheet rates 5.050, 5.055 and 5.3207 UAH for $1 at the June 30, 2006, 2005 and 2004 respectively. Weighted average rates used for the interim reporting were 5.050, 5.1980, 5.3282 for the periods 6 months ended June 30, 2006, 2005 and 2004 respectively.

Note 2. Accounting policies

Significant accounting principles followed and methods of applying them that materially affect statements are presented in the appropriate Notes. There were not any operations or issues that accounted in unusual way or using unusual accounting techniques.

Consolidated Financial Statements, page 97

TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 3. Revenue recognition

Group’s companies recognize contractual revenues when a decrease in claims against it by its customers can be determined to have occurred and the fair value of that decrease can be measured with sufficient reliability. Increases in assets or decreases in liabilities that give rise to contractual revenues may stem from contractual promises that can be either express or implied. Contractual revenues are recognized at contract inception if the fair values of the contractual assets obtained on that date exceed the fair values of the contractual liabilities simultaneously incurred, and if those revenues can be measured with sufficient reliability. Subsequent to contract inception, contractual revenues are recognized upon the Group’s companies’ performance of its obligations under the contract, as evidenced by a decrease in its contractual liabilities or an increase in its contractual assets, the fair value of which can be determined with sufficient reliability.

The estimates of the fair value that the Group’s companies use to measure revenues arising from increases in their assets or decreases in their liabilities is those that have the highest relative reliability. The fair value of revenues from increases in the Group’s companies’ contractual assets reflects the effects of credit risk, the time value of money, and dilution risk. The measures that reflect the effects of credit risk on the fair value of Group’s companies’ revenues also reflect expectations of recoveries, if any, in case of breach of the contract by the customer. Any express or implied rights of return and refund, allowance, rebates, discounts, credits, and other similar rights granted to customers that reduce revenues by reducing the Group’s companies’ contractual liabilities and are measured at fair value. Revenues arising from increases in contractual assets that stem from the reporting entity’s rights to the customer’s stand ready performance in case of occurrence or non-occurrence of a specified event are measured at fair value that reflects the assessment of the probability that the specified event will occur.

Note 4. Cash and cash equivalents

Cash at bank consists of the cash residuals at the accounts in Ukrainian banks. Cash in hand is cash at the cashier of Group’s companies. Cash could be used without any restrictions. The cash classified there include cash which management has a strong intention do use this cash in current purposes. The carrying amounts of cash and short-term instruments approximate their fair values.

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Cash in hand	1,011	761	819	701
Cash at bank account	606,100	168,787	524,453	471,381
Cash in transit	6	51	17	—
Cash equivalents	25	12	24	86
Total cash and cash equivalents:	607,142	169,611	525,313	472,168

Note 5. Inventory

Inventory classified that Group’s entities owned and held for the purposes of using in operational activity. Inventory are classified according to their using assignment. Raw materials will be used only for producing of the finished goods. Supporting materials account includes fuel, non-raw inventory and other that were not included in other accounts but which will be used in operating activity for producing of goods and services by the intentions of management. Inventory are accounted at cost or net realizable value if lower.

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Raw materials	16,752	15,112	15,198	16,973
Supporting materials	1,079	3,214	6,544	4,089
Total inventory:	17,831	18,326	21,742	21,062

Consolidated Financial Statements, page 98

TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 6. Accounts receivable

The main types of the accounts receivable are presented below. The carrying values of the accounts receivable are close to their fair value. There is no any debtor who includes more than 10% of the accounts receivable so the concentration of risks does not exist. All the accounts receivable are current and for doubtful accounts receivable the bad debts allowances were accrued. Accrued income is recognized on an accrual basis, not a cash basis. The accrued income for every balance sheet date equals to the real and current liability of the debtors. Trade receivables are accrued at the moment of selling goods, rendering services or borrowing money.

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Notes receivables	—	62,183	59,189	58,900
Trade receivables	459,022	418,748	338,572	282,649
Allowance for trade receivables	(49,705)	(84,398)	(80,335)	(79,925)
Prepayments made	345,586	1,072	708	311
Goods in employees	—	—	905	797
Accrued income	9,056	1,627	424	983
Accrued claims	—	—	450	3,001
Accrued compensations	153	153	146	1,254
Prepayments of corporations income tax	56	57	21	—
Prepayment of other taxes	2,469	2,008	2,167	2,540
Other accounts receivable	1,022,330	32,618	66,923	43,888
Total accounts receivable:	1,788,967	434,067	389,170	314,398

Note 7. Investments

Investments are accounted at cost and revaluated using equity method or market value. Despite there are not efficient stock market for these securities, management constantly provides monitoring of their value and believes that the carrying values are close to the fair value.

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Securities available-for-sale	1,959,792	414,659	3,554,150	1,118,954
Equity shares	1,432,995	1,944,495	—	—
Valuation account (equity method in associates)	(328,560)	(351,800)	—	—
Total investments:	3,064,227	2,007,354	3,554,150	1,118,954

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 7. Investments (continued)

Investments in securities:

(in US dollars)

Year ended December 31, 2006
Balance at beginning	2,007,354
Additions	6,889,273
Disposals	(6,219,905)
Writing-off	(540,127)
Income from investments previously written-off	904,392
Equity method in associates (JSC ‘Ukrkommunbank’)	23,239
Balance at end	3,064,227

Note 8. Premises and equipment

Premises and equipment are being used in the current business activity. Premises that are granted on lease are disclosed below in the Note ‘Leases’. Selling or writing-off of premises is unusual activity and does not provide on the constant basis. Premises and equipment are accounted at cost of acquisition or constructing. Costs that are capitalized upon acquisition are any reasonable cost involved in bringing the asset to the buyer and incurred prior using the asset in actual production process. The method of depreciation used is straight-line method with the following terms:

Item	Years
Land and buildings	50
Machinery	10
Furniture and fittings	5
Motor vehicles	10
Other	2-5

Interest costs were not capitalized for any items of premises. Group in a whole or one of the subsidiaries do not have any asset retirement obligations. Premises are used in the normal course of business and are acquired upon demand. No significant idle premises exist.

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Consolidated Financial Statements, page 100

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Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 8. Premises and equipment (continued)

(in US dollars)

	Land and buildings	Premises under constr.	Machinery	Furniture and fittings	Motor vehicles	Other	Total
Cost
Balance December 31, 2005	99,249	—	44,296	37,880	81,901	15,897	279,223
Additions	—	51,237	—	—	—	211	51,448
Transfers	—	(51,237)	10,361	974	34,892	5,010	0
Writing-offs	—	—	(1,368)	(432)	(447)	(2,014)	(4,261)
Disposals	—	—	—	—	(66,881)	—	(66,881)
Balance December 31, 2006	99,249	—	53,288	38,422	49,466	19,104	259,529
Accumulated depreciation
Balance December 31, 2005	(33,321)	—	(26,352)	(18,700)	(14,727)	(2,195)	(95,295)
For the period	(10,747)	—	(153)	(5,071)	(26,684)	(3,470)	(46,125)
On writing-offs	—	—	859	338	434	1,865	3,497
On disposals	—	—	—	—	31,899	—	31,899
Balance December 31, 2006	(44,068)	—	(25,646)	(23,433)	(9,077)	(3,800)	(106,024)
Net book value at December 31, 2006	55,181	—	27,642	14,989	40,389	15,304	153,505

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Consolidated Financial Statements, page 101

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Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 8. Premises and equipment (continued)

(in US dollars)

	Land and buildings	Premises under constr.	Machinery	Furniture and fittings	Motor vehicles	Other	Total
Cost
Balance as of December 31, 2004	95,800	—	39,000	35,300	63,000	16,800	249,900
Effect of foreign currency translation	4,800	—	2,000	1,800	3,400	800	12,900
Additions	—	46,100	3,600	1,600	—	1,700	53,000
Disposals	(1,400)	—	(1,900)	(800)	(29,000)	(3,500)	(36,600)
Transfers	—	(46,100)	1,600	—	44,500	—	—
Balance as of December 31, 2005	99,249	—	44,296	37,880	81,901	15,897	279,223
Accumulated depreciation
Balance as of December 31, 2004	(21,100)	—	(21,900)	(9,500)	(17,900)	(3,700)	(74,200)
Effect of foreign currency translation	(1,200)	—	(1,200)	(600)	(800)	(200)	(4,000)
For the period	(11,500)	—	(4,100)	(9,100)	(10,300)	(1,700)	(36,700)
On disposals	600	—	800	400	14,400	3,300	19,600
Balance as of December 31, 2005	(33,321)	—	(26,352)	(18,700)	(14,727)	(2,195)	(95,295)
Net book value as of December 31, 2005	65,900	—	17,928	19,200	67,200	13,700	183,928

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 8. Premises and equipment (continued)

(in US dollars)

	Land and buildings	Premises under constr.	Machinery	Furniture and fittings	Motor vehicles	Other	Total
Cost
Balance as of December 31, 2003	95,500	—	28,600	15,400	62,700	13,400	215,498
Effect of foreign currency translation	500	—	200	100	300	100	1,100
Additions	—	32,000	12,700	21,800	3,100	8,500	78,200
Disposals	(100)	—	(2,400)	(2,100)	(3,100)	(5,100)	(12,900)
Transfers	—	(32,000)	—	—	—	—	(32,000)
Balance as of December 31, 2004	95,800	—	39,000	35,300	63,000	16,800	249,900
Accumulated depreciation
Balance as of December 31, 2003	(10,300)	—	(20,100)	(4,600)	(9,100)	(4,500)	(48,569)
Effect of foreign currency translation	(100)	—	(100)	—	(100)	—	(300)
For the period	(10,800)	—	(3,800)	(6,500)	(8,800)	(4,300)	(34,100)
On disposals	—	—	2,100	1,600	—	5,100	8,900
Balance as of December 31, 2004	(21,100)	—	(21,900)	(9,500)	(17,900)	(3,700)	(74,200)
Net book value as of December 31, 2004	74,700	—	17,100	25,800	45,000	13,100	175,769

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 9. Intangible assets

Intangible assets are accounted at their cost of acquisition and will be used in the normal course of business. Group companies use the straight-line method of amortization of intangible assets.

(in US dollars)

	Licenses	Total
Cost
Balance as of December 31, 2005	19,485	19,485
Additions	6,435	6,435
Balance as of December 31, 2006	25,921	25,921
Accumulated amortization
Balance as of December 31, 2005	(1,015)	(1,015)
For the year	(8,989)	(8,989)
Balance as of December 31, 2006	(10,004)	(10,004)
Net book value:
Balance as of December 31, 2006	15,917	15,917

(in US dollars)

	Licenses	Total
Cost
Balance as of December 31, 2004
Effect of foreign currency translation	300	300
Additions	19,200	19,200
Balance as of December 31, 2005	19,485	19,485
Accumulated amortization
Balance as of December 31, 2004
For the year	(1,000)	(1,000)
Balance as of December 31, 2005	(1,015)	(1,015)
Net book value
Balance as of December 31, 2005	18,470	18,470

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 10. Insurance reserves

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Reserves for reinsurance	1,605,808	1,076,200	955,656	1,136,023
Part of the reinsurers	(657,576)	(298,714)	(54,644)	(291,882)
Total insurance reserves:	948,232	777,486	901,012	844,141

Note 11. Accounts payable

(in US dollars)

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003
Income taxes payables	6	3	2	7,627
Other taxes payables	24,325	13,522	8,928	13,313
Prepayments received	85,118	8,523	1,078	1,963
Accounts payable to employees for salaries and wages	35,858	32,657	21,341	18,225
Taxes on salaries and wages	15,381	16,799	9,658	—
Other accounts payable	333,971	364,768	1,377,790	26,676
Total accounts payable:	494,659	436,272	1,418,798	67,805

Note 12. Operating lease

Operating lease operations are presented in the consolidated financial statements of the TBM Holdings, Inc.

Note 13. Stockholders’ equity

Group operates basing on using private capital. All the financial resources are the investments of shareholders and retained earnings.

Share capital of JSC ‘IC ‘Oranta-Lugan’ was formed by issuance of 21,608,000 common stocks with par value 0.25 UAH. In period year ended December 31, 2005 the number of shares was increased on the amount 23,200,000 shocks with par value 0.25 UAH to the total quantity of stocks equals to 44,808,000 stocks. In the same period, shares of common stocks were repurchased in amount of 23,600,600 shares for the totals amount of $1,168,317.

In the period a year ended December 31, 2006 these treasury stocks were sold to the Group’s holding company in Ukraine CJSC ‘Finansist’ in exchange of securities. Gain in amount of $1,163,802 was earned by CJSC ‘Finansist’ and was eliminated as intra-group operation.

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 14. Cost of sales

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Materials	(14,181)	(14,391)	(12,915)
Repairs & maintenance	(8,237)	(9,777)	(3,544)
Depreciation of property, plant and equipment	(14,902)	(14,577)	(13,816)
Salaries and wages	(890,397)	(744,958)	(654,498)
Lease of land	(11,398)	(7,189)	(5,499)
General production costs	(8,986)	—	—
Electricity	(2,550)	(2,743)	(2,282)
Transporting	(15,165)	(14,567)	(14,045)
Subcontractors	(91,978)	—	—
Other	(10,298)	(29,522)	(55,291)
Total cost of sales:	(1,068,091)	(837,724)	(761,890)

Note 15. Other operating income

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Rent receivable	24,490	16,172	10,739
Services rendered	12,451	—	—
Refunds from the tax authorities	80,074	81,124	73,717
Regress claims	49,871	26,961	1,238,098
Amounts returned from allowance for losses	20,790	55,755	3,454
Compensations from reinsurers	5,040
Other operating income	—	47,143	34,786
Total other operating income:	192,715	227,155	1,360,794

Note 16. Selling and distribution expenses

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Advertising and marketing	(10,155)	(9,685)	(17,081)
Total selling and distribution expenses:	(10,155)	(9,685)	(17,081)

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 17. General administrative expenses

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Salaries and wages expenses	(98,011)	(71,330)	(61,817)
Depreciation of premises and equipment	(31,224)	(22,125)	(20,326)
Amortization of intangible assets	(8,989)	(1,000)	—
Connection expenses	(16,804)	(12,889)	(8,679)
Transportation expenses	(10,474)	(11,645)	(7,578)
Auditors’ and other professional fees	(5,154)	(13,098)	(15,805)
Materials	(9,570)	(22,666)	(15,818)
Taxes (except corporation income tax)	(12,271)	(7,811)	(6,717)
Lease expenses	(6,088)	(2,354)	(9,369)
Business trips expenses	(10,295)	(8,905)	(6,656)
Penalties paid	(434)	(14,805)	(1,141)
Offices expenses	(28,089)	(27,999)	(98,843)
Banks’ commissions	(17,135)	—	—
Subscription fees	(3,206)	—	—
Other administrative expenses	(11,752)	(23,859)	(18.,760)
Total general administrative expenses:	(269,495)	(240,486)	(271,510)

Note 18. Other operating expenses

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Provisions on impairment of trade receivables	(27,490)	(37,900)	(39,542)
Profit on disposal of premises & equipment	36,034	14,800	3,113
Cost on disposal of premises & equipment	(34,981)	(15,500)	(224)
Expenses on compensation	(80,074)	(81,000)	(72,477)
Charging to losses’ reserves	(43,194)	—	—
Social needs expenses	—	(5,315)	(4,960)
Expenses of leased premises and equipment	(5,372)	—	—
Other expenses	(49)	—	(9,623)
Total operating expenses:	(155,126)	(124,915)	(123,713)

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 19. Financial income / (expense), net

(in US dollars)

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
Interest income	9,467	3,154	4,141
Exchange gains	—	186	113
Gain from sale of listed securities	6,435,405	3,251,977	850,261
Losses from sale of listed securities	(6,219,905)	(3,683,302)	(783,086)
Interest expense	—	(245)	(1,040)
Total financial income / (expense), net:	224,967	(428,229)	70,390

Note 20. Income taxes

According to the tax legislation of Ukraine insurance companies are liable to accrue and pay corporation income tax at the rate 3.0% from the total revenue and 25.0% for the non-insurance income.

(in US dollars)

Income tax rates, %	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
3	84,336	69,221	79,105
25	26,732	13,800	7,450
Total income taxes:	111,068	83,021	86,555

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 21. Interim financial statements

Statement of Balance Sheet

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Assets
Current assets
Cash	293,084	301,235	430,626
Inventory	15,546	15,087	20,204
Accounts receivable	782,939	462,617	318,633
Deposits	154,455	16,815	29,188
Prepaid expenses	1,740	3,162	3,697
Total current assets:	1,247,765	798,916	802,348
Non-current assets
Premises and equipment	170,623	167,552	180,777
Intangible assets	20,961	2,634	—
Investments	1,781,024	2,995,969	2,007,890
Long-term receivables	—	110	431
Total non-current assets:	1,972,608	3,166,266	2,189,098
Total assets:	3,220,373	3,965,182	2,991,447
Equity and liabilities
Liabilities
Short-term borrowings	—	2,100	8,400
Accounts payable	115,940	96,075	182,087
Provisions	235	—	—
Insurance reserves	975,880	740,068	764,073
Deferred income	153	153	145
Total liabilities:	1,092,208	838,397	954,705
Equity
Common stocks (44,808,000 authorized and issued, 23,600,000 repurchased)	2,160,431	2,160,431	1,013,052
Treasury stocks	(1,168,317)
Retained earnings	1,018,364	854,075	1,019,896
Translation differences	117,687	112,279	3,794
Total equity:	2,128,165	3,126,786	2,036,742
Total equity and liabilities:	3,220,373	3,965,182	2,991,447

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Notes on pages from 113 to 118 are the integral part of these financial statements

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Statement of Retained Earnings

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Sales	1,341,282	1,261,899	1,282,466
Cost of Sales	(516,542)	(417,968)	(375,912)
Insurance compensations	(271,860)	(288,005)	(644,340)
Gross profit	552,879	555,926	262,214
General administrative expenses	(125,898)	(114,959)	(145,914)
Selling and distribution expenses	(4,378)	(2,575)	(6,467)
Other operating income	49,062	84,501	808,262
Other operating expenses	(31,775)	(33,639)	(21,398)
Income before interest	439,889	489,253	896,696
Financial income / (expense), net	48,464	(406,928)	65,684
Share of income/(loss) from associates	56,176	(325,074)	—
Income from operations before unusual items	544,529	(242,749)	962,380
Charity	(2,006)	(2,042)	(6,671)
Loss from of writing-off of the fixed assets	(304)	(874)	(653)
Loss from writing-off of investments		(194,917)	(100,504)
Net income before tax	542,219	(440,582)	854,552
Income tax expenses	(50,553)	(42,962)	(38,713)
Retained income:	491,666	(483,544)	815,839
Retained earnings at beginning:	586,598	1,337,619	204,059
Retained earnings at end:	1,078,264	854,075	1,019,908

Earnings per common stock:

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Net profit attributable to ordinary stockholders	491,666	(483,544)	815,839
Weighted average number of common stocks	21,208,000	29,341,333	21,608,000
Basic earnings per common stock	0.0232	(0.0165)	0.0378
Comparative earnings per share (restated as to weighted average number of stocks as of June 30, 2006), assumed that as the June 30, 2005, 2004 and 2003 weighted average number of common stocks equaled to 21,208,000 shares		(0.0228)	0.0385

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Notes on pages from 113 to 118 are the integral part of these financial statements

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Statements of Changes in Stockholders’ Equity

(in US dollars)

	Common stock	Withdrawal equity	Retained earnings	Translation differences	Total
Balances, as of December 31, 2003	1,013,052		204,057	161	1,217,270
Comprehensive income
Net income			815,839
Other comprehensive income:
Translation difference				3,633
Comprehensive income:					819,472
Balances, as of June 30, 2004	1,013,052		1,019,896	3,794	2,036,742
Balances, as of December 31, 2004	1,013,052		1,337,619	9,076	2,359,747
Comprehensive income
Net income			(483,544)
Other comprehensive income:
Translation difference				103,203
Comprehensive income:					(380,341)
Proceeds from issuance of shares	1,147,379				1,147,379
Balances, as of June 30, 2005	2,160,431		854,075	112,279	3,126,786
Balances, as of December 31, 2005	2,160,431	(1,168,317)	526,698	117,687	1,636,500
Comprehensive income:
Net income			491,666
Total comprehensive income:					491,666
Balance as of 30 June, 2006	2,160,431	(1,168,317)	1,018,364	117,687	2,128,165

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Notes on pages from 113 to 118 are the integral part of these financial statements

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TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Statements of Cash Flows

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Cash flows from operating activities
Net profit/(loss) before taxation	542,219	(440,582)	854,552
Adjustments for:
Depreciation of premises and equipment	22,543	17,563	18,171
Amortization of intangible assets	3,945	139	—
Interest income	(3,241)	(1,548)	(1,552)
Changes in reserves	27,092	26,732	—
Refunds from the tax authorities	—	—	(15,980)
Share of (profit) / loss from participation in other business	(56,176)	325,074	—
(Profit)/loss on sale of investments	(45,223)	408,426	(64,702)
(Profit)/loss on sale of premises & equipment	(1,056)	—	216
Operating profit/(loss) before working capital changes	490,103	335,804	790,705
(Increase)/decrease in inventory	2,780	7,519	899
(Increase)/decrease in trade receivables	(348,872)	(52,678)	(3,592)
(Increase)/decrease in other assets	323	(529)	(1,206)
Increase/(decrease) in trade and other accounts payable	(320,339)	(1,354,662)	113,983
Increase in long term receivables	—	—	195
Increase/(decrease) in reserves	171,303	(199,917)	(81,666)
Cash generated from operations	(4,702)	(1,264,463)	819,929
Income taxes paid	(50,553)	(42,962)	(35,861)
Net cash provided by / (used in) operating activities	(55,255)	(1,307,425)	784,068
Cash flows from investing activities
Proceeds from sale of premises & equipment	8,127	—	3,500
Purchase of premises & equipment	(16,309)	(2,114)	(32,344)
Proceeds from sale of investments	4,837,351	1,871,466	544,266
Purchase of investments	(4,492,790)	(1,913,400)	(1,340,481)
Purchase of intangible assets	(6,435)	(5,771)	—
Increasing of deposits	(154,455)	—	15,202
Proceeds from interest income	3,241	1,548	1,552
Net cash provided by / (used in) investing activities	178,729	(48,271)	(838,100)
Cash flows from financing activities
Proceeds from issuance of share capital	—	1,115,798	—
Refunds from the tax authorities	—	—	15,980
Repayment of short-term loans	—	(3,316)	(3,168)
Net cash provided by / (used in) financing activities	—	1,112,482	12,202
Net increase in cash and cash equivalents	123,473	(243,215)	(42,441)
Effect of currency translation		19,137	900
Cash and cash equivalents at beginning of year	169,611	525,313	472,168
Cash and cash equivalents at end of year	293,084	301,235	430,626

Supplementary information to the Statement of Cash Flows:

Interest paid	(550)	(200)	(609)

These financial statements are the integral part of the consolidated financial statements of the TBM  Holdings,  Inc. and could not be used separately from them

Notes on pages from 113 to 118 are the integral part of these financial statements

Consolidated Financial Statements, page 112

TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Notes to the interim financial statements

1. Cash and cash equivalents

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Cash in hand	1,310	785	1,245
Cash at bank account	291,038	300,404	429,342
Cash in transit	737	—	—
Cash equivalents	—	46	39
Total cash and cash equivalents:	293,084	301,235	430,626

2. Inventory

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Raw materials	10,635	11,573	16,729
Supporting materials	4,912	3,515	3,475
Total inventory:	15,546	15,087	20,204

3. Accounts receivable

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Notes receivables	62,183	62,121	59,019
Trade receivables	454,041	397,613	321,725
Allowance for trade receivables	(84,398)	(84,314)	(81,200)
Prepayments made	333	20	273
Goods in employees	149	665	—
Accrued income	3,325	782	488
Accrued claims	—	452	2,979
Accrued compensations	153	153	1,257
Prepayments of corporations income tax	222	—	—
Prepayment of other taxes	2,144	1,058	898
Prepayment of interest	—	84	64
Prepayment of insurance	—	56	115
Other accounts receivable	344,789	83,927	13,014
Total accounts receivable:	782,939	462,617	318,633

4. Intangible assets

Intangible assets are accounted at their cost of acquisition and will be used in the normal course of business. Group companies use the straight-line method of amortization of intangible assets.

Company acquired intangible assets for the total amount of $6,435, $2,701 and $19,200 for the 6 months ended June 30 of 2006, 2005 and 2004 respectively. Amortization was accrued at the amount of $3,945, $139 and $98 for the 6 months ended June 30, 2006, 2005 and 2004 respectively.

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Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

5. Premises and Equipment

Company acquired premises and equipment for the total amount of $16,762, $2,115 and $32,300 for the 6 months ended June 30, 2006, 2005 and 2004 respectively. Depreciation was accrued at the amount of $22,543, $17,563 and $18,200 for the 6 months ended June 30, 2006, 2005 and 2004 respectively.

6. Investments

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Securities available-for-sale	1,781,024	2,995,969	2,007,890
Total investments:	1,781,024	2,995,969	2,007,890

7. Insurance reserves

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Reserves for reinsurance	1,263,287	1,070,600	937,717
Part of the reinsurers	(287,407)	(330,532)	(173,644)
Total insurance reserves:	975,880	740,068	764,073

8. Accounts payable

(in US dollars)

	June 30, 2006	June 30, 2005	June 30, 2004
Refunds from tax authorities	—	7	3,546
Income taxes payables	22,545	17,847	10,499
Value added tax payables	—	114	34
Other taxes payables	5,028	4,559	14,593
Prepayments received	7,622	10,623	36,986
Accounts payable to employees for intercompany accounts	—	1,280	1,109
Accounts payable to employees for salaries and wages	36,513	32,387	25,412
Taxes on salaries and wages	15,462	14,209	—
Other accounts payable	28,771	15,050	89,909
Total accounts payable:	115,940	96,075	182,087

9. Stockholders’ equity

Group operates basing on using private capital. All the financial resources are the investments of shareholders and retained earnings. Share capital of JSC ‘IC ‘Oranta-Lugan’ was formed by issuance of 21,608,000 common stocks with par value 0.25 UAH. In period 6 months ended 30, June, 2005 the number of shares was increased on the amount 23,200,000 shocks with par value 0.25 UAH to the total quantity of stocks equals to 44,808,000 stocks. As of June 30, 2006 Company purchased its own shares and this operation disclosed in Statements of Changes of Stockholders’ Equity at page 93 as operations with treasury stocks.

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Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

10. Cost of sales

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Materials	(6,362)	(6,509)	(5,892)
Repairs & maintenance	(5,567)	(3,572)	(2,326)
Depreciation of property, plant and equipment	(6,631)	(7,818)	(5,699)
Salaries and wages	(425,453)	(359,409)	(325,547)
Lease of land	(5,468)	(3,627)	(2,571)
General production costs	(833)	(103)	(98)
Electricity	(1,393)	(1,434)	(1,192)
Transporting	(7,198)	(6,443)	(5,982)
Other	(57,638)	(29,051)	(26,604)
Total cost of sales:	(516,542)	(417,968)	(375,912)

11. Other operating income

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Rent receivable	12,367	7,806	5,619
Services rendered	8,192	—	—
Refunds from the tax authorities	643	1,847	15,980
Regress claims	19,748	14,434	763,467
Amounts returned from allowance for losses	7,326	27,137	—
Other income	786	33,277	23,197
Total operating income:	49,062	84,501	808,262

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Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

12. General administrative expenses

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Salaries and wages expenses	(40,982)	(30,643)	(32,161)
Depreciation of premises and equipment	(18,066)	(9,745)	(12,472)
Amortization of intangible assets	(2,144)	(139)	—
Connection expenses	(7,201)	(5,422)	(4,148)
Transportation expenses	(4,318)	(5,141)	(3,490)
Auditors’ and other professional fees	(2,389)	(6,211)	(9,330)
Materials	(5,055)	(8,024)	(3,986)
Taxes (except corporation income tax)	(10,029)	(5,815)	(4,072)
Lease expenses	(1,443)	(1,341)	(4,507)
Business trips expenses	(8,036)	(2,071)	(1,598)
Penalties paid	(144)	(12,735)	(215)
Offices expenses	(14,442)	(17,349)	(64,283)
Banks’ commissions	(8,035)	—	—
Subscription fees	(1,609)	—	—
Other administrative expenses	(2,005)	(10,326)	(5,652)
Total general administrative expenses:	(125,898)	(114,959)	(145,914)

13. Other operating expenses

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Social needs expenses	—	(2,516)	(1,164)
Profit on disposal of premises & equipment	8,127	—	—
Loss on disposal of premises & equipment	(7,072)	—	—
Expenses on compensation	—	(1,695)	—
Charging to losses’ reserves	(27,092)	(26,732)	—
Loss on disposal of property plant & equipment	—	—	(3,716)
Profit on disposal of property plant & equipment	—	—	3,500
Charges of associations	—	—	(2,437)
Expenses of leased premises and equipment	(5,739)	—	—
Other expenses	—	(2,697)	(17,582)
Total operating expenses:	(31,775)	(33,639)	(21,398)

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Consolidated Financial Statements, page 116

TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

14. Financial income / (expense), net

(in US dollars)

	6 months ended June 30, 2006	6 months ended June 30, 2005	6 months ended June 30, 2004
Interest income	3,241	1,548	1,552
Exchange gains	—	184	41
Gain from sale of listed securities	4,837,351	1,871,466	544,266
Losses from sale of listed securities	(4,792,128)	(2,279,893)	(479,564)
Financial institutions charges	—	—	—
Interest expense	—	(234)	(611)
Total financial income / (expense), net:	48,464	(406,928)	65,684

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Consolidated Financial Statements, page 117

TBM Holdings, Inc.

Part III: Financial statements of JSC ‘IC ‘Oranta-Lugan’

Note 22. Insurance industry transactions

Liabilities for claims and claim adjustment expenses

a. Basis for estimating liabilities.

Basis of estimating liabilities are the documents that confirm the insurance event (damage). In mandatory order the expert provides the expertise on these events. Company employees a special staff whose qualification confirmed by the special certificate.

Reinsurance transactions

a. Nature, purpose, and effect of ceded transactions.

Reinsurance transactions are provided according to the legislation. The main objective is a transferring of any share of risks to other insurance companies and to meet the requirements for the maximum insurance amount. If the insurance amount for any object exceeds the 10% of fully paid share capital and created reserves the Company should conclude the reinsurance agreement. As usual, the most risky agreements should be transferred to reinsurance to minimize the overall amount of insurance payment.

b. Methods of income recognition on reinsurance contracts.

Under the Ukrainian legislation the agreement are in force after the first insurance payment if other does not stated in agreement. Company has a little range of the agreements that were in force from the date of signature. The insurance responsibility of the Company is emerged proportionally to the insurance payment received. Accordingly, income recognized in amount of insurance payment received or the entire amount (if after the date of signature) because the risks accepted are divided proportionally to the payments received.

Statutory accounting practices

a. Statutory capital and surplus is disclosed in the Note 13 ‘Stockholders’s Equity’.

b. Statutory restrictions of the payment of dividends are absent.

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Consolidated Financial Statements, page 118

Consolidated Financial Statements

of TBM Holdings, Inc.

as of and for the 6 months ended June 30, 2007 and 2006

Las Vegas, NV, USA, 2007

1

Index

Statement of Management Responsibility	4
Auditor’ Report	5
Part I: Consolidated financial statements of TBM Holdings, Inc.
Consolidated Statement of Balance Sheet	6
Consolidated Statement of Income	7
Consolidated Statement of Changes in Stockholder’s Equity	8
Consolidated Statement of Cash Flows	9
Notes To Consolidated Financial Statements
Note 1. Nature of operations	10
Note 2. Accounting policies	13
Note 3. Revenue recognition	13
Note 4. Cash and cash equivalents	14
Note 5. Accounts receivable	14
Note 6. Inventory
Note 7. Loans	16
Note 8. Prepaid expenses	16
Note 9. Premises and equipment	17
Note 10. Intangible assets	17
Note 11. Investments	17
Note 12. Insurance reserves	18
Note 13. Long-term borrowings	18
Note 14. Short-term borrowings	18
Note 15. Accounts payable	19
Note 16. Provisions	19
Note 17. Stockholders’ equity	23
Note 18. Cost of sales	24
Note 19. General administrative expenses	24
Note 20. Selling and distribution expenses	25
Note 21. Other operating income	25
Note 22. Other operating expenses	26
Note 23. Financial income/(expense), net	26
Note 24. Operating lease	27
Note 25. Segment data	28
Note 26. Income taxes	31
Note 27. Financial Statements of Parent Company	26
Statement of Balance sheet	26
Statement of Operations	26
Statements of Changes in Stockholders’ equity	27
Statements of Cash Flows	27
Note 28. Related parties operations	28
Note 29. Contingencies	29
Note 30. Subsequent events	30
Part II: Consolidated financial statements of JSC ‘Ukrkommunbank’
Consolidated Statement of Balance Sheet	31
Consolidated Statement of Income	32
Consolidated Statement of Changes in Stockholder’s Equity	33
Consolidated Statement of Cash Flows	34
Notes To Consolidated Financial Statements
Note 1. Nature of operations	35
Note 2. Accounting policies	37

2

Index (continued)

3

Statement of Management Responsibility

To the Stockholders’ of TBM Holdings, Inc.

Management presents consolidated financial statements of TBM Holdings, Inc. as of and for the 6 months ended June 30, 2007 and 2006 prepared under United States General Accepted Accounting Principles (hereinafter – US GAAP) in the following content:

-	Interim consolidated financial statements of TBM Holdings, Inc. as of and for the 6 months ended June 30, 2007 and 2006;
-	Interim consolidated financial statements of JSC ‘Ukrkommunbank’ as of and for the 6 months ended June 30, 2007 and 2006;
-	Interim financial statements of JSC ‘IC ‘Oranta-Lugan’ as of and for the 6 months ended June 30, 2007 and 2006.

These US GAAP financial statements do not represent the financial information have been prepared under National standards of accounting of Ukraine. Management of the Company is responsible for ensuring that Company keeps accounting records which comply with local laws and regulations and enable it to prepare US GAAP financial information. Management also has a general responsibility for taking such steps as are reasonably available to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

These financial statements should be used only in full set and they could not be used separately for any purposes.

Management considers that, in preparing the US GAAP financial statements the appropriate accounting policies have been used consistently and applied and supported by reasonable and prudent judgments and estimates.

These US GAAP financial statements are hereby approved on behalf of the management of the Company.

President	Eduard Lozovskyy

TBM Holdings, Inc.

Las Vegas, NV

USA

August 14, 2007

4

5

Part I: Consolidated financial statement of TBM Holdings, Inc.

Consolidated Statement of Balance Sheet

(in US Dollars)

	Notes	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Assets
Cash and cash equivalents	4	$10,901,209	$19,450,280	$15,911,902	$12,439,832
Accounts receivable	5	$3,547,968	$4,227,324	$4,372,884	$4,059,957
Inventory	6	$1,723,628	$2,712,254	$1,078,178	$619,222
Deposits		$36,634	$36,634	$172,405	$16,832
Loans, net of allowances for loan losses	7	$40,997,557	$33,096,135	$24,900,072	$33,969,553
Prepaid expenses	8	$17,621	$19,672	$86,747	$84,774
Total current assets:		$57,224,617	$59,542,299	$46,522,188	$51,190,170
Non-current assets
Premises and equipment	9	$10,037,935	$9,516,961	$10,975,895	$10,814,860
Intangible assets	10	$115,704	$102,454	$120,658	$108,125
Goodwill on consolidation		$20,253	$20,253	$20,300	$20,253
Investments	11	$3,470,030	$1,269,819	$992,810	$805,781
Deferred tax assets		$6,303	—	$44,097	$104,493
Total non-current assets:		$13,650,225	$10,909,487	$12,153,760	$11,853,512
Total assets:		$70,874,842	$70,451,786	$58,675,948	$63,043,682
Equity and liabilities
Liabilities
Insurance reserves	12	$749,884	$948,232	$975,880	$777,486
Long-term borrowings	13	$12,907,401	$11,760,752	$9,832,873	$6,118,005
Short-term borrowings	14	$41,554,693	$42,270,191	$36,059,052	$45,047,276
Accounts payables	15	$6,696,443	$8,205,639	$5,177,705	$4,912,992
Provisions	16	$166,724	$220,636	$117,840	$66,833
Deferred income		$49,251	$62,570	$47,323	$64,242
Deferred tax liabilities		$1,530,103	$1,153,455	$16,606	$36,574
Total liabilities:		$63,654,499	$64,621,475	$52,227,279	$57,023,408
Equity
Common stocks (.001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding)	17	$1	$1	$1	$1
Retained earnings		$5,894,503	$4,690,000	$5,011,474	$4,638,600
Additional paid-in capital		$999	$999	—	—
Translation differences		$312,989	$312,989	$312,809	$312,944
Minority interest		$1,011,851	$826,322	$1,124,385	$1,068,729
Total equity:		$7,220,343	$5,830,311	$6,448,669	$6,020,274
Total equity and liabilities:		$70,874,842	$70,451,786	$58,675,948	$63,043,682

Notes and separate financial statements of JSC “Ukrkommunbank” and JSC ‘IC ‘Oranta-Lugan’ on pages from 10 to 56 are the integral part of these consolidated financial statement

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6

Part I: Consolidated financial statement of TBM Holdings, Inc.

Consolidated Statement of Income

(in US dollars)

	Notes	6 months ended June 30, 2007	3 months ended June 30, 2007	6 months ended June 30, 2006	3 months ended June 30, 2006
Revenues		$4,428,417	$3,454,482	$1,542,617	$737,371
Cost of Sales	18	$(2,550,976)	$(2,003,083)	$(1,031,846)	$(695,410)
Insurance consideration		$(348,178)	$(163,486)	$(271,860)	$(128,326)
Gross profit		$1,529,263	$1,287,913	$238,911	$(86,365)
General administrative expenses	19	$(3,175,590)	$(1,621,234)	$(2,260,706)	$(1,121,241)
Selling and distribution expenses	20	$(29,418)	$(14,615)	$(32,605)	$(20,368)
Other operating income	21	$3,420,097	$1,879,395	$2,415,358	$1,365,088
Other operating expenses	22	$(1,059,688)	$(663,310)	$(787,138)	$(548,703)
Income before interest		$684,664	$868,149	$(426,180)	$(411,589)
Financial income/(expense), net	23	$1,043,940	$666,361	$979,297	$731,366
Income from operations before unusual items		$1,728,604	$1,534,510	$553,117	$319,777
Charity		$(9,481)	$(7,857)	$(7,905)	$(6,945)
Loss from writing of the premises end equipment		$(159)	$—	$(493)	$(220)
Gain from writing-off of accounts payable			$—	$42	$42
Gain from previously written-off investments		$106,931	$106,931		$—
Net income before tax		$1,825,895	$1,633,584	$544,761	$312,654
Income tax expenses	26	$(435,863)	$(295,412)	$(116,231)	$(203,023)
Net income:		$1,390,032	$1,338,172	$428,530	$109,631
Minority Interest		$185,529	$187,262	$55,656	$39,344
Net profit / (loss) of the Group		$1,204,503	$1,150,910	$372,874	$70,287

Earnings per common share:

(in US dollars)

	6 months ended June 30, 2007	3 months ended June 30, 2007	6 months ended June 30, 2006	3 months ended June 30, 2006
Net profit / (loss) attributable to ordinary stockholders Weighted average number of common stocks	$1,204,50310,000,000	$1,150,91010,000,000	$372,8741	$70,2871
Basic earnings / (loss) per common stock	$0.1205	$0.1151	$372,874	$70,287
			$0.0373	$0.0070

Notes and separate financial statements of JSC “Ukrkommunbank” and JSC ‘IC ‘Oranta-Lugan’ on pages from 10 to 56 are the integral part of these consolidated financial statement

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7

Part I: Consolidated financial statement of TBM Holdings, Inc.

Consolidated Statement of Changes in Stockholders’ Equity

(in US dollars)

	Shares of common stocks	Common stocks	Additional paid-in capital	Retained earnings	Translation difference	Minority interest	Total
Balance as at December 31, 2005	1	$1	—	$4,638,600	$312,944	$1,068,729	$6,020,274
Comprehensive income:
Net income				$372,874		$55,656
Translation differences					$(135)
Total comprehensive income:							$428,395
Balance as at June 30, 2006	1	$1		$5,011,474	$312,809	$1,124,385	$6,448,669
Balance as at December 31, 2006	10,000,000	$1	$999	$4,690,000	$312,989	$826,322	$5,830,311
Comprehensive income:
Net income				$1,204,503		$185,529
Translation differences
Total comprehensive income:							$1,390,032
Balance as at June 30, 2007	10,000,000	$1	$999	$5,894,503	$312,989	$1,011,851	$7,220,343

Notes and separate financial statements of JSC “Ukrkommunbank” and JSC ‘IC ‘Oranta-Lugan’ on pages from 10 to 56 are the integral part of these consolidated financial statement

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8

Part I: Consolidated financial statement of TBM Holdings, Inc.

Consolidated Statement of Cash Flows

(in US dollars)

	Note		6 months ended June 30, 2007	6 months ended June 30, 2006
Cash flows from operating activities
Net profit/(loss) before taxation and extraordinary items			$1,825,895	$544,761
Adjustments for:
Depreciation of premises & equipment	18,	19	$266,359	$314,877
Amortization of intangible assets	19		$38,318	$22,789
Allowance for bad debts	22		$666,834	$525,775
Charges to insurances reserve	22		$15,788	$27,092
Income from previously written-off assets			$(106,931)
Revaluation of marketable securities				$(106)
(Gain)/loss on sale of investments	23		$(235,702)	$(46,435)
(Gain)/loss on sale of property, premises & equipment	22		$367	$(2,297)
Operating profit/(loss) before working capital changes			$2,470,928	$1,386,456
(Increase)/decrease in inventory			$988,626	$(458,956)
(Increase)/decrease in trade and other accounts receivable			$752,169	$(256,836)
(Increase)/decrease in other assets			$2,051	$(1,973)
(Increase)/decrease in trade and other accounts payable			$(1,504,087)	$264,666
(Increase)/decrease in deferred income			$(13,319)	$(16,919)
(Increase)/decrease in provision			$(53,912)	$12,924
Increase/(decrease) in insurance reserves			$(214,136)	$171,302
Cash generated from operations			$2,173,424	$1,100,664
Income taxes paid			$(72,816)	$(155,337)
Net cash provided by (used in) operating activities			$2,100,608	$945,327
Cash flows from investing activities
Proceeds from selling of premises & equipment			$90	$56,025
Purchase of premises & equipment			$(798,541)	$(531,102)
Proceeds from selling of investments			$6,251,751	$3,966,486
Purchase of investments			$(8,109,330)	$(4,070,092)
Inflow from repayments of loans			$20,123,264	$31,892,129
Outflow from granting of loans			$(28,512,354)	$(23,188,787)
Increasing of deposits				$(155,573)
Purchase of intangible assets			$(35,709	$(11,334)
Net cash provided by (used in) investing activities			$(11,080,829)	$7,957,752
Cash flows from financing activities
Proceeds from deposits			$20,187,218	$18,693,981
Repayment of deposits			$(20,723,835)	$(25,513,561)
Increase/(decrease) in accounts			$1,319,747	$2,188,571
Repayment of bonds			$(351,980)
Proceeds from receiving short-term loans			—	$(3,800,000)
Repayment of short-term loans			—	$3,000,000
Net cash provided by (used in) financing activities			$431,150	$(5,431,009)
Net increase/ (decrease) in cash and cash equivalents			$(8,549,071)	$3,472,070
Effect of currency translation
Cash and cash equivalents at beginning of period:			$19,450,280	$12,439,832
Cash and cash equivalents at end of period:			$10,901,209	$15,911,902
Supplementary information to the Statement of Cash Flows:
Interest paid			$(2,282,525)	$(1,990,690)

Notes and separate financial statements of JSC “Ukrkommunbank” and JSC ‘IC ‘Oranta-Lugan’ on pages from 10 to 56 are the integral part of these consolidated financial statement

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9

Part I: Consolidated financial statement of TBM Holdings, Inc

Notes To Consolidated Financial Statements

Note 1. Nature of operations 1.

Basis of reporting

UCC Services Group (“UCC”) was organized under the laws of the State of Nevada. On February 13, 2006, UCC and TBM MANAGEMENT LIMITED, a British Virgin Islands company, entered into a share for share exchange pursuant to an Agreement and plan of Reorganization (the “Share Exchange”). For accounting purposes, the Share Exchange was treated as a reverse acquisition of UCC by TBM MANAGEMENT LIMITED. UCC was the legal acquirer and accordingly, the Share Exchange was effected by the issuance of 9,000,000 restricted shares of common stock in exchange for all of the common stock then outstanding of TBM MANAGEMENT LIMITED held 90% of the then outstanding common stock of UCC. The purchase method of accounting was used, with TBM MANAGEMENT LIMITED being treated as the acquirer for accounting purposes. As a part of the Share Exchange, UCC changed its name to TBM Holdings, Inc.

UCC had ordinarily issued 1,000 shares of common stock. Concurrent with the execution of the Share Exchange, a forward stock split occurred where TBM Holdings, Inc. issued 1,000 shares for each share of common stock.

UCC did not engage in any operating transactions prior to the Share Exchange.

Companies which financial statements are presented form Operational Group (thereafter – Group) under the common control of TBM Holdings, Inc. Group includes the following companies:

1)TBM MANAGEMENT LIMITED, a company that was registered at Road Town, Tortola, British Virgin Islands, P.O. Box 3175 according to the International Business Companies Act (Cap. 291) as of February 08, 2005;

2)Joint-Stock Company ‘Ukrainskiy Kommunalniy Bank’, incorporated as of August 10, 1993 by issuance of state registration #13821200000000740 which legal and business addressee is 18-a, V.V. Shevchenka Str., Lugansk, Ukraine;

3)Joint-Stock Company ‘Insurance company ‘Oranta-Lugan’, incorporated as of October 30, 2002 by issuance of state registration common stocks #2712795 which legal and business addressee is 20, Oboronnaya Str., Lugansk, Ukraine;

4)Closed Joint-Stock Company ‘Finansist’, incorporated as of July 04, 2001 which legal and business addressee is 91031, 20g, Oboronnaya Str., Lugansk, Ukraine;

5)	Novostroy LLC, incorporated as of February 15, 2005 which legal and business addressee is 91031, 20g, Oboronnaya Str., Lugansk, Ukraine;

6)Subsidiary of the Joint-Stock Company ‘Ukrainskiy Kommunalniy Bank’, incorporated as of September 23, 1998 by issuance of state registration #420 which legal and business addressee is 18-a, V.V. Shevchenka Str., Lugansk, Ukraine;

7)Subsidiary of the Closed Joint-Stock Company ‘Finansist’ ‘Agentstvo ‘Noviy Format’, incorporated as of April 08, 2005 which legal and business addressee is 91031, 20g, Oboronnaya Str., Lugansk, Ukraine;

8)Subsidiary of the Closed Joint-Stock )Company ‘Finansist’ ‘Centurion’, incorporated as of August 26, 2004 which legal and business addressee is 91031, 20g, Oboronnaya Str., Lugansk, Ukraine;

9)	Skhid-Media Group LLC, incorporated as of October 21, 2001 which legal and business addressee is 1b, Lermontova Str., Lugansk, Ukraine.

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10

Part I: Consolidated financial statement of TBM Holdings, Inc.

Note 1. Nature of operations (continued)

Group under the common control was formed from the date September 30, 2005. Before this date Group provided its activity under the common control of the CJSC ‘Finansist’. The financial statements consist of consolidated statements of TBM Holdings, Inc. and related notes.

In the consolidated financial statements management presents the financial statements of:

Period	Group’s parent company		Share in equity
		TBM Management Limited	100.00%
		CJSC ‘Finansist’	94.03%
		JSC ‘Ukrkommunbank’	85.92%
		JSC ‘IC ‘Oranta-Lugan’	90.99%
6 months ended June 30, 2006	TBM Holdings, Inc.	Skhid-Media Group LLC	66.30%
		Novostroy LLC	94.03%
		Subsidiary of the JSC ‘Ukrkommunbank’	85.92%
		Subsidiary of the CJSC ‘Finansist’ ‘Agentstvo ‘Noviy Format’	94.03%
		Subsidiary of the CJSC ‘Finansist’ ‘Centurion’	94.03%
		TBM Management Limited	100.00%
		CJSC ‘Finansist’	94.03%
		JSC ‘Ukrkommunbank’	85.92%
		JSC ‘IC ‘Oranta-Lugan’	90.99%
6 months ended June 30, 2007	TBM Holdings, Inc.	Skhid-Media Group LLC	66.30%
		Novostroy LLC	94.03%
		Subsidiary of the JSC ‘Ukrkommunbank’	85.92%
		Subsidiary of the CJSC ‘Finansist’ ‘Agentstvo ‘Noviy Format’	94.03%
		Subsidiary of the CJSC ‘Finansist’ ‘Centurion’	94.03%

TBM Holdings, Inc. acts as a holding company for a number of existing companies involved in the operating in different segments of the economy. The companies that are the subsidiaries of TBM Holdings, Inc. have effectively operated as a group under common management for a number of years and have been linked by a common parent company. Following the acquisition of CJSC ‘Finansist’ by TBM MANAGEMENT LIMITED and further acquisition of TBM MANAGEMENT LIMITED by TBM Holdings, Inc. it is anticipated that the companies comprising the Group are brought together to create a formal group under the ultimate control of TBM Holdings, Inc.

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11

Part I: Consolidated financial statement of TBM Holdings, Inc.

Note 1. Nature of operations (continued)

The Group’s activity is divided into some areas:

1)	holding company;

2)	banking services;

3)	insurance services;

4)	media business;

5)	researching of the financial market, providing activities with securities, investments in different profitable projects, mostly construction;

6)	specialized construction activity (company Novostroy LLC has appropriate license) in building of the trade centers, residential real estate etc.;

7)	production and distribution of the window systems, constructional materials and other furniture;

8)	security services to the companies that conclude in guarding the industrial and office units.

The Group’s production facilities and management are based in Ukraine. The head office is located in Lugansk. The number of employees of the Group at the balance sheet date was 1120 people.

Operational Group is situated in Lugansk, Ukraine at the addresses stated below:

-	JSC ‘Ukrkommunbank’: 91055, V.V. Shevchenka Street, 18a;
-	Skhid Media Group LLC: 91055, Lermontova Street, 1b;
-	JSC ‘IC ‘Oranta-Lugan’: 91017, Oboronnaya Street, 20;
-	CJSC ‘Finansist’: 91017, Oboronnaya Street, 20g;
-	Subsidiary of the CJSC ‘Finansist’ ‘Agency Noviy Format’: 91017, Oboronnaya Street, 20;
-	Subsidiary of the CJSC ‘Finansist’ ‘Centurion’: 91017, Oboronnaya Street, 20;
-	Subsidiary of the JSC ‘Ukrkommunbank’: 91055, V.V. Shevchenka Street, 18a;
-	Novostroy LLC: 91017, Oboronnaya Street, 20g.

2. Basis of presentation

a) Translation from functional to presentation currency

Before the financial statements are translated into US dollars, the management must take the decision as to which currency is a functional currency. The Financial Accounting Standards Board defines functional currency but does not list definitive criteria that, if satisfied, would result in the selection of Group’s functional currency. Rather, realizing that such criteria would be difficult to develop, the Board instead listed various factors that were intended to give management guidance in making the functional currency decision. These factors include the following with characteristics particularly for Group:

1.	Cash flows – the greater part of the cash flows is in Ukrainian hryvna;

2.	Sales prices – are estimated in Ukrainian hryvnas for all the clients in Ukraine;

3.	Sales markets – are only in Ukraine were, according to the national legislation, payments could be done only in Ukrainian hryvnas;

4.	Expenses – are incurred in Ukraine and in Ukrainian hryvnas;

5.	Financing – the financial resources are mainly from Ukrainian banks and available either in Ukrainian hryvna or in any other currency;

6.	Inter-company transactions – are in Ukrainian hryvnas because the Group’s companies are situated in Ukraine.

Management has conducted a review of its factors and concluded that the functional currency of the Group is Ukrainian hryvna. Management has chosen the current rate method and it is mandated by FAS 52 when the functional currency is different from United States’ dollars. All assets and liabilities were translated at the rate at balance sheet dates 5.050 UAH per $1 as of June 30, 2007 and 2006. The stockholders’ accounts were translated using the historical rates. And those revenues and expenses that occur evenly over the year were translated using weighted-average rate 5.050 UAH for $1 for the 6 months ended June 30, 2007 and 2006.

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12

Part I: Consolidated financial statements of TBM Holdings, Inc

Note 1. Nature of operations (continued)

b) Principles of consolidation

The consolidated financial statements include the results of the companies set out in the schedule below (the Group). As described in Note 1 the Group is comprised of a number of companies under common management and ultimate ownership and linked by a formal (legal) ownership structure. These consolidated financial statements have been prepared in order to present the consolidated results and balances that would have been shown had the Group been under the control of a single common parent company. Where another group company formally owns group companies, they have been consolidated to the highest possible level using the acquisition method, in which stock capital of the subsidiary is eliminated against the investment recorded in the parent. As not all such subsidiary companies have been owned from the date of their formation and consideration issued for the investment equaled stock capital, goodwill arises on acquisition. The result is a consolidation of all group companies’ stock capital and reserves in addition to all assets and liabilities. All significant and material intra-group transactions and balances are eliminated on consolidation.

c) Translation from measurement to presentation currency

Management has conducted a review of its measurement and presentation currencies. As a result of this review management has concluded that:

-	the United States’ dollar the most appropriate measurement currency for the Group;

-	the Group should use the United States’ dollar as the presentation currency for its US GAAP financial statements.

In providing the accounting of the company and presenting the consolidated financial statements there were not any unusual estimates that did not complied with current issues of the US General Accepted Accounting Principles.

Note 2. Accounting policies

Significant accounting principles followed and methods of applying them that materially affect statements are presented in the appropriate Notes. There were not any operations or issues that accounted in unusual way or using unusual accounting techniques.

Note 3. Revenue recognition

Group’s companies recognize contractual revenues when a decrease in claims against it by its customers can be determined to have occurred and the fair value of that decrease can be measured with sufficient reliability. Increases in assets or decreases in liabilities that give rise to contractual revenues may stem from contractual promises that can be either express or implied. Contractual revenues are recognized at contract inception if the fair values of the contractual assets obtained on that date exceed the fair values of the contractual liabilities simultaneously incurred, and if those revenues can be measured with sufficient reliability. Subsequent to contract inception, contractual revenues are recognized upon the Group’s companies’ performance of its obligations under the contract, as evidenced by a decrease in its contractual liabilities or an increase in its contractual assets, the fair value of which can be determined with sufficient reliability.

The estimates of the fair value that the Group’s companies use to measure revenues arising from increases in their assets or decreases in their liabilities is those that have the highest relative reliability. The fair value of revenues from increases in the Group’s companies’ contractual assets reflects the effects of credit risk, the time value of money, and dilution risk. The measures that reflect the effects of credit risk on the fair value of Group’s companies’ revenues also reflect expectations of recoveries, if any, in case of breach of the contract by the customer. Any express or implied rights of return and refund, allowance, rebates, discounts, credits, and other similar rights granted to customers that reduce revenues by reducing the Group’s companies’ contractual liabilities and are measured at fair value. Revenues arising from increases in contractual assets that stem from the reporting entity’s rights to the customer’s stand ready performance in case of occurrence or non-occurrence of a specified event are measured at fair value that reflects the assessment of the probability that the specified event will occur.

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 4. Cash and cash equivalents

Cash at bank consists of the cash residuals at the accounts in Ukrainian banks and National Bank of Ukraine (governmental authority). Cash in hand is cash at the cashier of Group’s companies. Cash could be used without any restrictions. The cash classified there include cash which management has a strong intention do use this cash in current purposes. The carrying amounts of cash and short-term instruments approximate their fair values.

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Cash in hand	$1,171	$1,038	$1,327
Cash at banks’ accounts	$3,192,768	$6,210,961	$4,927,027	$2,635,022
Cash in transit	$230	$6	$737	$51
Cash equivalents	$10	$25
Bank notes and petty cash	$2,667,949	$4,260,551	$3,612,552	$2,159,065
Cash at National Bank’s account	$5,039,081	$8,977,699	$7,370,259	$7,645,694
Total cash and cash equivalent:	$10,901,209	$19,450,280	$15,911,902	$12,439,832

Note 5. Accounts receivable

The main types of the accounts receivable are presented below. The carrying values of the accounts receivable are close to their fair value. There is no any debtor who includes more than 10% of the accounts receivable so the concentration of risks does not exist. All the accounts receivable are current and for doubtful accounts receivable the bad debts allowances were accrued.

Accrued income is recognized on an accrual basis, not a cash basis. The accrued income for every balance sheet date equals to the real and current liability of the debtors. Trade receivables are accrued at the moment of selling goods, rendering services or borrowing money.

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Notes receivables			$62,183	$62,183
Trade receivables	$990,911	$676,424	$1,976,799	$2,219,261
Allowance for trade receivables	$(300,422)	$(300,422)	$(84,748)	$(84,748)
Prepayments made	$701,967	$1,724,656	$1,052,261	$1,038,378
Goods in employees		$1,707	$149
Accrued income	$24,784	$171,807		$41,148
Accrued compensations		$153
Prepayments of corporations income tax	$22,468	$20,279	$29,588	$13,684
Prepayment of other taxes	$123,759	$2,773	$6,030	$1,381
Prepayment of interest			$56	$69
Prepayment of insurance			$1,381	$1,381
Input of value added tax	$239,627	$645,775	$261,028	$160,032
Accrued income for the interest for loans to corporations	$427,683	$381,610	$396,741	$399,738
Overdue accrued income for the interest for loans to corporations	$93,487	$273,268	$158,914	$64,555
Accrued income for the interest for loans to corporations for capital expenditures	$133,986	$70,162	$22,674	$9,117
Transit account for debit and credit cards	$644,503	$193,685
Accrued income for the interest for loans to individuals	$89,345	$47,409	$45,791	$39,337
Overdue accrued income for the interest for loans to individuals	$248,872	$160,098	$101,648	$67,702
Accrued income for services to clients	$83,127		$33,224
Receivables for transferring of the payments	$17,693	$39,814	$96,533
Receivables for purchasing of foreign currency for clients			$39,604
Accrued income from operational lease	$1,208		$9,655
Overdue accrued income for services to clients	$179,719		$31,903
Overdue accrued income from operational lease	$33,707		$5,364
Allowances for accrued income	$(488,110)	$(620,207)	$(492,766)	$(354,354)
Other accounts receivable	$385,707	$782,914	$632,496	$386,481
Allowances for other accounts receivable	$(106,054)	$(44,581)	$(13,624)	$(5,388)
Total accounts receivable:	$3,547,968	$4,227,324	$4,372,884	$4,059,957

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 6. Inventory

Inventory classified are owned Group’s entities and are held for the purposes of using in operational activity (exempt of ‘Construction in progress’). Inventory are classified according to their using assignment. Raw materials will be used only for producing of the finished goods. Work-in-progress is a cumulative account where the costs of produced goods and services are formed. Finished goods is an account where the completed and ready for using either in trade or in further production or operating activity goods are allocated. Merchandizing inventory is an account when purchased goods for further selling are allocated and the expenses incurred for their receiving or forming were added to costs. Supporting materials account includes fuel, non-raw inventory and other that were not included in other accounts but which will be used in operating activity for producing of goods and services by the intentions of management.

Construction in progress is a cumulative account of direct and indirect expenses used for producing the residential real estate for further selling to customers. Construction is provided generally by own means and after the finishing of construction the shelter will be produced and sold. The operational cycle for this type of inventory is more than 1 year. Inventory are accounted using FIFO cost flow assumption.

Inventory are accounted at cost. Net realizable value of finished goods and merchandizing inventory is higher than historical cost because finished goods were produced by the Group’s entities and the merchandizing inventory was bought directly from the producers with significant discounts. The completion of the construction in progress could be estimated approximately at 3%.

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Raw materials	$47,961	$56,805	$33,100	$18,926
Work-in-progress	$15,842	$50	$10,181	$—
Residential real estate held for selling	$1,601,570	$—
Construction in progress	$18,524	$2,571,707	$964,203	$542,704
Supporting materials	$39,731	$83,692	$70,694	$57,592
Total inventories:	$1,723,628	$2,712,254	$1,078,178	$619,222

Note 7. Loans

A summary of the balances of loans follows:

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Overdraft facilities for individuals	$980,379	$528,728	$215,756	$8,799
Short-term loans to banks			$1,000,000	$1,800,000
Short-term loans to corporations	$13,788,223	$9,071,724	$7,600,902	$16,146,228
Long-term loans to corporations	$7,325,238	$4,224,247	$4,891,570	$5,481,851
Overdue loans to corporations	$1,394,628	$2,572,799	$1,447,832	$992,369
Short-term loans to corporations for capital expenditures	$815,521	$839,776	$267,367	$526,277
Long-term loans to corporations for capital expenditures	$3,312,283	$2,368,769	$315,460	$510,224
Short-term mortgage loans to corporations			$198,020
Long-term mortgage loans to corporations	$125,974	$127,954	$203,380
Doubtful loans to corporations	$4,950	$4,950	$4,950	$4,950
Short-term loans to individuals for consumable needs	$4,206,355	$6,514,435	$5,483,746	$6,525,439
Long-term loans to individuals for consumable needs	$9,870,761	$7,492,417	$5,073,232	$3,674,971
Overdue loans to individuals for consumable needs	$751,326	$351,079	$270,600	$217,266
Short-term loans to individuals for capital expenditures	$489,095	$489,999	$76,896	$206,542
Long-term loans to individuals for capital expenditures	$246,899		$63,270	$234,413
Short-term mortgage loans to individuals	$19,802		$66,079
Long-term mortgage loans to individuals	$334,847	$377,677	$210,149
Doubtful loans to individuals	$3,786	$3,786	$3,786	$3,935
Overdraft facilities for corporations	$1,234,355	$1,546,992	$790,389	$553,462
Allowances for loans to banks	$(313)	$(117)	$(5,131)	$(5,066)
Allowances for loans to corporations	$(3,906,552)	$(3,419,080)	$(3,278,181)	$(2,912,107)
Total loans:	$40,997,557	$33,096,135	$24,900,072	$33,969,553

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Part I: Consolidated financial statements of TBM Holdings, Inc

Note 8. Prepaid expenses

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Subscriptions fees	$4,031	$4,774	$3,863	$2,536
Reserves for vocations of personnel
Patents	$2,083	$2,083	$2,083	—
Deferred lease expenses	$3,801	$4,237	$4,811	—
Prepaid insurance	$3,219	$6,613	$3,620	—
Other prepaid expenses	$4,487	$1,965	$72,370	$82,238
Total:	$17,621	$19,672	$86,747	$84,774

Note 9. Premises and equipment

Premises and equipment are being used in the current business activity. Premises that are granted on lease are disclosed below in the Note ‘Leases’. Selling or writing-off of premises is unusual activity and does not provide on the constant basis. Premises and equipment are accounted at cost of acquisition or constructing. Costs that are capitalized upon acquisition are any reasonable cost involved in bringing the asset to the buyer and incurred prior using the asset in actual production process. The method of depreciation used is straight-line method with the following terms:

Item	Years
Land and buildings	50
Machinery	10
Furniture and fittings	5
Motor vehicles	10
Other	2-5

Interest costs were not capitalized for any items of premises. Group in a whole or one of the subsidiaries do not have any asset retirement obligations. Premises are used in the normal course of business and are acquired upon demand. No significant idle premises exist.

Group acquired premises and equipment for the total amount of $799,836 and $529,539 for the 6 months ended June 30, 2007 and 2006 respectively. Depreciation was accrued at the amount of $266,359 and $314,877 for the 6 months ended June 30, 2007 and 2006 respectively.

Note 10. Intangible assets

Intangible assets are accounted at their cost of acquisition and will be used in the normal course of business. Group companies use the straight-line method of amortization of intangible assets.

Intangible assets are accounted at their cost of acquisition and will be used in the normal course of business. Group companies use the straight-line method of amortization of intangible assets.

Group acquired intangible assets for the total amount of $35,709 and $35,369 for the 6 months ended June 30, 2007 and 2006 respectively. Amortization was accrued at the amount of $38,318 and $22,789 for the 6 months ended June 30, 2007 and 2006 respectively.

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 11. Investments

Investments are accounted at cost and revaluated using equity method. Despite there are not efficient stock market for these securities, management constantly provides monitoring of their value and believes that the carrying values are close to the fair value.

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Trading securities	$1,399,871	$867,262
Securities available-for-sale	$2,068,773	$401,171	$992,810	$805,781
Equity shares	$1,386	$1,386
Total investments:	$3,470,030	$1,269,819	$992,810	$805,781

Investments in securities:

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Balance at beginning	$1,269,819	$805,781
Purchasing of investments	$8,109,330	$4,107,080
Repayment of previously written-off	$106,931
Selling of investments	$(6,016,050)	$(3,920,051)
Balance at end	$3,470,030	$992,810

Note 12. Insurance reserves

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Reserves for reinsurance	$2,837,220	$1,605,808	$1,263,287	$1,076,200
Part of reinsurers	$(2,087,336)	$(657,576)	$(287,407)	$(298,714)
Total insurance reserve	$749,884	$948,232	$975,880	$777,486

Note 13. Long-term borrowings

The annual weighted average cost of subordinated debt is 8.6%.

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Bonds issued		$351,980	$354,653	$354,653
Subordinated debt	$2,200,000	$2,200,000	$2,200,000	$2,200,000
Long term deposits from corporation	$189,297	$159,739	$118,614	$9,703
Long term deposits from individuals	$10,449,787	$9,401,013	$7,514,259	$3,908,302
Long term deposits from public institutions	$68,317
Total long-term liabilities before current portion:	$12,907,401	$12,112,732	$10,187,526	$6,472,659
Current portion of bonds issued		$(351,980)	$(354,653)	$(354,653)
Total long-term borrowings:	$12,907,401	$11,760,752	$9,832,873	$6,118,005

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 14. Short-term borrowings

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Short-term bank loans			$1,000,000	$1,800,000
Short-term deposits from corporations	$4,058,599	$5,238,911	$4,243,767	$13,414,396
Short-term deposits from individuals	$15,269,769	$15,753,118	$12,758,205	$14,273,154
Short-term deposits from financial institutions	$40,792	$60,396	$165,347	$12,861
Accounts of other banks	$2,700,000	$2,900,000	$2,700,000	—
Accounts of corporations	$12,747,170	$13,068,615	$10,016,588	$11,824,266
Accounts of individuals	$2,056,839	$1,517,896	$792,074	$892,696
Accounts of financial institutions	$3,960,229	$3,279,572	$3,583,696	$2,436,624
Transit accounts for debit and credit cards	$670,585	$99,703	$444,722	$38,626
Current portion of long term loans		$351,980	$354,653	$354,653
Credit balances for identifications	$50,710	—	—	—
Total short-term borrowings:	$41,554,693	$42,270,191	$36,059,052	$45,047,276

Note 15. Accounts payable

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Trade payables	$2,035,499	$1,237,839	$2,047,259	$2,201,672
Income taxes payables	$79	$5,188	$23,702	$11,524
Value added tax payable	$8,745	$33,594	$12,785	$2,646
Other taxes payables	$27,350	$136,332	$33,958	$26,353
Prepayments received	$1,135,774	$3,497,490	$1,665,598	$1,056,956
Payables to employees for intercompany accounts	$5,021	—	—	—
Accounts payable to employees for salaries and wages	$64,459	$45,985	$21,634
Interest payable	$989,143	$833,179	$701,717	$812,384
Taxes on salaries and wages	$25,439	$18,533	$4,294	$142
Notes payables	$33,986	$27,049	—	—
Accrued expenses	$17,967	$8,673	$10,478	—
Accounts payable for trading activity	$1,624	$4,620	$47,709	—
Accounts payable for transferring of the payments	$56,194	$51,958	$53,520	—
Accounts payable for acquisition of assets	$67,677	$802,159	$36,764	—
Other accounts payable	$2,227,486	$1,503,040	$518,287	$801,315
Total payables:	$6,696,443	$8,205,639	$5,177,705	$4,912,992

Note 16. Provisions

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Provisions for vocations’ payments	$128,184	$169,236	$67,757	$66,833
Provision for auditors’ and other professional fee	$15,000	$40,000	$18,473	—
Provision for issued liabilities (overdrafts)	$23,540	$11,400	$31,610	—
Total provisions:	$166,724	$220,636	$117,840	$66,833

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 17. Stockholders’ equity

Group operates basing on using private capital. All the financial resources are the investments of shareholders and retained earnings.

UCC Services Group (“UCC”) was organized under the laws of the State of Nevada. On February 13, 2006, UCC and TBM MANAGEMENT LIMITED, a British Virgin Islands company, entered into a share for share exchange pursuant to an Agreement and plan of Reorganization (the “Share Exchange”). For accounting purposes, the Share Exchange was treated as a reverse acquisition of UCC by TBM MANAGEMENT LIMITED. UCC was the legal acquirer and accordingly, the Share Exchange was effected by the issuance of 9,000,000 restricted shares of common stock in exchange for all of the common stock then outstanding of TBM MANAGEMENT LIMITED held 90% of the then outstanding common stock of UCC. The purchase method of accounting was used, with TBM MANAGEMENT LIMITED being treated as the acquirer for accounting purposes. As a part of the Share Exchange, UCC changed its name to TBM Holdings, Inc.

UCC had ordinarily issued 1,000 shares of common stock. Concurrent with the execution of the Share Exchange, a forward stock split occurred where TBM Holdings, Inc. issued 1,000 shares for each share of common stock.

Shares Information:

Authorized Common Shares:	100,000,000
Outstanding Common Shares	10,000,000
Restricted Common Shares	9,000,000
Non-restricted Common Shares	1,000,000
Authorized Preferred Shares	10,000,000
Outstanding Preferred Shares	-
Number of Shareholders	31

Par value of common share equals to $.001 per share. Total amount of share capital equals to $1 and $999 of additional paid-in capital.

Eduard Lozovskyy is the principal stockholder and has an ownership in amount of 90%.

Note 18. Cost of sales

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Materials	$(65,376)	$(59,019)
Repairs & maintenance	$(1,686)	$(5,931)
Depreciation of premises and equipment	$(10,358)	$(42,616)
Salaries and wages	$(500,828)	$(514,963)
Lease expenses	$(8,558)	$(5,468)
General production costs	$(11,708)	$(4,863)
Electricity	$(11,265)	$(1,393)
Transporting	$(11,908)	$(28,472)
Subcontractors	$(485,511)	$(88,761)
Other cost of sales	$(2,764)	$(93,557)
COGS - cost of merchandise sold	$(1,441,014)	$(186,803)
Total cost of sales:	$(2,550,976)	$(1,031,846)

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 19. General administrative expenses

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Salaries and wages expenses	$(1,743,016)	$(1,042,707)
Depreciation	$(256,001)	$(272,261)
Amortization	$(38,318)	$(22,789)
Connection expenses	$(16,827)	$(15,988)
Transportation expenses	$(11,034)	$(10,571)
Auditors’ and other professional fees	$(136,362)	$(92,674)
Materials	$(8,987)	$(16,216)
Taxes (except corporation income tax)	$(46,948)	$(87,119)
Lease expenses	$(171,536)	$(109,299)
Business trips expenses	$(33,233)	$(23,251)
Penalties paid	$(2,721)	$(16,811)
Offices expenses	$(227,248)	$(163,530)
Banks’ commissions	$(5,724)	$(9,340)
Subscription fees	$(2,455)	$(1,923)
Expenses on connection	$(196,536)	$(166,760)
Expenses on municipal services	$(98,647)	$(75,666)
Security expenses	$(74,376)	$(70,811)
Maintenance cost	$(64,417)	$(52,573)
Other administrative expenses	$(41,204)	$(10,417)
Total general administrative expenses:	$(3,175,590)	$(2,260,706)

Note 20. Selling and distribution expenses

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Transport expenses	$—	$(948)
Advertising and marketing	$(29,418)	$(31,657)
Total selling and distribution expenses:	$(29,418)	$(32,605)

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 21. Other operating income

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Rent receivable	$127,073	$95,014
Services (including construction) rendered	$8,809	$97,928
Commissions receivable	$2,858,734	$2,050,229
Gain on disposal of stocks	$5,281	$—
Refunds from the tax authorities	$32,468	$643
Net gain/(loss) on trading activities for bank metals	$67,735	$129,156
Penalties received	$4,848	$6,800
Regress claims	$39,151	$19,748
Amounts returned from allowance for losses	$20,757	$7,326
Compensation from reinsurers	$6,822	$786
Other income	$248,419	$7,728
Total other operating income:	$3,420,097	$2,415,358

Note 22. Other operating expenses

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Social needs expenses	$(7,170)	$(4,864)
Revenues from disposal of premises & equipment	$90	$55,396
Cost of premises & equipment sold	$(457)	$(53,123)
Expenses on compensation	$(32,468)	$—
Expenses of leased premises and equipment	$(4,781)	$(5,739)
Charging to losses’ reserves	$(15,788)	$(27,092)
Commissions for data processing	$(180,695)	$(99,166)
Expenses for delivering of valuables	$(33,744)	$(21,683)
Guarantee fund’s contributions	$(67,971)	$(50,645)
Materials for data processing	$(39,499)	$(29,053)
Insurance expenses for risks	$—	$(19,801)
Allowances for loans to banks	$(185)	$(63)
Allowances for loans to corporations	$(488,106)	$(365,792)
Allowances for accrued income	$(105,599)	$(138,412)
Allowances for accounts receivable	$(61,473)	$(8,236)
Allowances for probable losses	$(11,471)	$(7,312)
Other expenses	$(10,371)	$(11,553)
Total other operating expenses:	$(1,059,688)	$(787,138)

Note 23. Financial income/(expense), net

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Interest income	$3,239,984	$2,818,487
Gain from sale of listed securities	$6,251,751	$3,966,486
Losses from sale of listed securities	$(6,016,049)	$(3,920,157)
Interest expense	$(2,438,489)	$(1,875,512)
Other financial income / (expenses)	$6,743	$(10,007)
Total financial income / (expense), net:	$1,043,940	$979,297

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 24. Operating lease Lessor

JSC ‘IC ‘Oranta-Lugan’ leases office space out with total square area amounting to 1,231 sq. m. The carrying value of those premises equals to $252,495 and the forecasted amount of rent payments equals to $28,250 for the 12 months following the balance sheet date.

CJSC ‘Finansist’ leases office and other space out and the forecasted amount of rent payments equals to $23,090 for the 12 months following the balance sheet date. The total amount of the space leased out is 548 sq. m. The carrying value of the items leased out equals to $398,947.

JSC ‘Ukrkommunbank’ leases buildings, office space, and automobiles out. The forecasted amount of rent payments totals $233,659 for the 12 months following the balance sheet date. The total amount of space leased out is 9,877 sq. m. The carrying value of the items leased out is $1,624,227.

Lessee

JSC ‘Ukrkommunbank’ has buildings, other space, and other items in operating lease and the forecasted amount of rent payments equals to $280,100 for the 12 months following the balance sheet date.

JSC ‘IC ‘Oranta-Lugan’ has buildings and office space in operating lease and the forecasted amount of rent payments equals to $18,752 for the 12 months following the balance sheet date.

Subsidiary ‘Agentstvo ‘Noviy Format’ has production space and equipment in operating lease and the forecasted amount of rent payments equals to $4,586 for the 12 months following the balance sheet date.

In relationships with these companies any contingent rents or other obligations against lessor do not exist.

Note 25. Segment data

Reportable segments present the dividing of the whole activity into some (in our case eight segments) areas in which the information provides through the divisions. Group provides whole activity in Ukraine and mainly in Lugansk region. Divisions in other regions although are engaged in business process but the assets and revenues and expenses are not significant to separate them in the single geographical segments. In addition, the business conditions and the peculiarity of economic environment are the same in general in Lugansk region and other regions and management consider that presenting the geographical structure will not have material influence on users’ decision making process. Factors used to identify the Group’s reportable segments are the differences in products and services. Dividing using the types of products and services from which each reportable segment derives its revenues management separated the following segments:

-	holding company;

-	banking activity;

-	insurance activity;

-	activity of selling of securities (brokers);

-	construction activity;

-	media business;

-	rendering of security services;

-	production of constructional materials.

In the schedule below management presents the segmental reporting of the Group.

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22

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 25. Segment data (continued)

6 months ended June 30, 2007	Banking services	Insurance services	Real estate development	Construction	Other	Unallocated income / (expenses)	Inter- segmental eliminations	Total
Revenue	$—	$1,408,157	$2,404,129	$765,841	$81,785	$—	$(231,495)	$4,428,417
Cost of Sales	$—	$(583,876)	$(1,402,555)	$(720,974)	$(79,241)	$—	$235,670	$(2,550,976)
Insurance repayment (compensations)	$—	$(348,178)	$—	$—	$—	$—	$—	$(348,178)
Gross profit	$—	$476,103	$1,001,574	$44,867	$2,544	$—	$4,175	$1,529,263
Administrative expenses	$(2,804,019)	$(113,168)	$—	$(63,538)	$(20,826)	$(190,818)	$16,779	$(3,175,590)
Distribution expenses	$(16,699)	$(7,930)	$—	$—	$(681)	$(5,163)	$1,055	$(29,418)
Other operating income	$3,353,299	$124,022	$—	$4,286	$6,288	$9,848	$(77,646)	$3,420,097
Other operating expenses	$(1,027,985)	$(53,181)	$—	$(3,329)	$(403)	$(429)	$25,639	$(1,059,688)
Profit / (loss) from operations	$(495,404)	$425,846	$1,001,574	$(17,714)	$(13,078)	$(186,562)	$(29,998)	$684,664
Interest income	$3,237,091	$2,893	$—	$—	$—	$—	$—	$3,239,984
Interest expense	$(2,438,489)	$—	$—	$—	$—	$—	$—	$(2,438,489)
Profit / (loss) from selling of securities	$19,119	$219,395	$—	$—	$—	$983,446	$(986,257)	$235,703
Other financial income (expenses)	$—	$47,564	$—	$—	$—	$6,742	$(47,564)	$6,742
Income before unusual and infrequent events	$322,317	$648,134	$1,001,574	$(17,714)	$(13,078)	$803,626	$(1,016,255)	$1,728,604
Charity	$(6,728)	$(2,745)	$—	$—	$—	$—	$—	$(9,481)
Income from previously written-off investments	$—	$106,931	$—	$—	$—	$—	$—	$106,931
Results of writing-off of the fixed assets	$—	$(159)	$—	$—	$—	$—	$—	$(159)
Income before tax	$315,589	$752,161	$1,001,574	$(17,714)	$(13,078)	$803,626	$(1,016,255)	$1,825,895
Income tax expense	$(77,484)	$(37,260)	$—	$(25,783)	$(3,008)	$(292,045)	$—	$(435,580)
Net profit / (loss)	$238,105	$714,901	$1,001,574	$(43,497)	$(16,086)	$511,581	$(1,016,255)	$1,390,315
Minority interest	$29,986	$64,498	$—	$(2,597)	$(2,454)	$96,379	$—	$185,812
Net profit / (loss) of the Group	$208,119	$650,403	$1,001,574	$(40,900)	$(13,632)	$415,202	$(1,016,255)	$1,204,503
Assets	$64,355,882	$7,033,108	$—	$973,462	$52,263	$9,592,407	$(11,532,982)	$70,474,140
Liabilities	$58,659,764	$1,776,875	$—	$873,011	$39,676	$3,608,413	$(1,706,204)	$63,251,535
Net assets	$5,696,118	$5,256,233	$—	$100,451	$12,587	$5,983,994	$(9,826,778)	$7,222,605
Depreciation	$(242,222)	$(13,542)	$—	$(146)	$(3,036)	$(7,427)	$—	$(266,373)
Amortization	$(30,024)	$(1,296)	$—	$—	$(13)	$(6,985)	$—	$(38,318)

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23

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 25. Segment data (continued)

6 months ended June 30, 2006	Banking services	Insurance services	Real estate development	Construction	Other	Unallocated income / (expenses)	Inter- segmental eliminations	Total
Revenue	$—	$1,341,282	$—	$924,966	$186,209	$—	$(909,840)	$1,542,617
Cost of Sales	$(117,459)	$(516,542)	$—	$(869,133)	$(161,266)	$—	$632,554	$(1,031,846)
Insurance repayment (compensations)	$—	$(271,860)	$—	$—	$—	$—	$—	$(271,860)
Gross profit	$(117,459)	$552,880	$—	$55,833	$24,943	$—	$(277,286)	$238,911
Administrative expenses	$(1,953,058)	$(125,898)	$—	$(42,381)	$(17,893)	$(130,294)	$8,818	$(2,260,706)
Distribution expenses	$(11,395)	$(4,378)	$—	$—	$(5,548)	$(13,251)	$1,967	$(32,605)
Other operating income	$2,316,644	$49,062	$—	$—	$49,652	$—	$—	$2,415,358
Other operating expenses	$(943,628)	$(31,775)	$—	$—	$(10,730)	$1,201	$197,794	$(787,138)
Profit / (loss) from operations	$(708,896)	$439,891	$—	$13,452	$40,424	$(142,344)	$(68,707)	$(426,180)
Interest income	$2,815,246	$3,241	$—	$—	$—	$—	$—	$2,818,487
Interest expense	$(1,875,512)	$—	$—	$—	$—	$—	$—	$(1,875,512)
Profit / (loss) from selling of securities	$—	$45,233	$—	$—	$—	$—	$1,096	$46,329
Other financial income (expenses)	$37,445	$56,176	$—	$—	$—	$—	$(103,628)	$(10,007)
Income before unusual and infrequent events	$268,283	$544,541	$—	$13,452	$40,424	$(142,344)	$(171,239)	$553,117
Charity	$(5,899)	$(2,006)	$—	$—	$—	$—	$—	$(7,905)
Loss from writing-off of premises end equipment	$—	$(493)	$—	$—	$—	$—	$—	$(493)
Gain from writing-off of accounts payable	$—	$42	$—	$—	$—	$—	$—	$42
Income before tax	$262,384	$542,084	$—	$13,452	$40,424	$(142,344)	$(171,239)	$544,761
Income tax expense	$(87,535)	$(50,553)	$—	$—	$21,857	$—	$—	$(116,231)
Net profit / (loss)	$174,849	$491,531	$—	$13,452	$62,281	$(142,344)	$(171,239)	$428,530
Minority interest	$21,546	$39,238	$—	$803	$(5,931)	$—	$—	$55,656
Net profit / (loss) of the Group	$153,303	$452,293	$—	$12,649	$68,212	$(142,344)	$(171,239)	$372,874
Assets	$53,120,373	$3,515,997	$—	$883,923	$69,653	$7,306,007	$(6,220,005)	$58,675,948
Liabilities	$48,803,234	$1,092,208	$—	$785,908	$43,406	$2,875,756	$(1,373,233)	$52,227,279
Net assets	$4,317,139	$2,423,789	$—	$98,015	$26,247	$4,430,251	$(4,846,772)	$6,448,669
Depreciation	$(251,727)	$(22,543)	$—	$(2,618)	$(7,796)	$(28,039)	$—	$(312,723)
Amortization	$(18,137)	$(2,144)	$—	$—	$(13)	$(55)	$—	$(20,349)

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24

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 26. Income tax expense

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Current	$(65,518)	$(155,337)
Deferred	$(370,345)	$39,106
Total income tax expense (benefit)	$(435,863)	$(116,231)

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Net income before corporation income taxes	$1,825,895	$544,761
Theoretical income tax:
Insurance company at the rate 3% from revenues	$(213,336)	$(40,238)
Other companies at the rate 25% from net taxable income	$(243,138)	$(95,952)
Total theoretical income tax:	$(456,474)	$(136,190)
Permanent differences	$20,611	$19,959
Total income tax expense (benefit)	$(435,863)	$(116,231)

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 27. Financial statements of parent company

Statement of Balance sheet

(in US dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Assets
Current assets
Accounts receivable	$—	$—	$1,369	$—
Cash	$4,496	$595	$—	$—
Prepaid expenses	$1,155	$1,176	$—	$—
Total current assets:	$5,651	$1,771	$1,369	$—
Non-current assets
Investments	$1,118	$1,118	$1,138	$21
Total non-current assets	$1,118	$1,118	$1,138	$21
Total assets:	$6,769	$2,889	$2,507	$21
Equity and liabilities
Equity
Common stocks (.001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding)	$1	$1	$1	$1
Additional paid-in capital	$999	$999	$999	$—
Accumulated profits / (deficit)	$(733,143)	$(592,314)	$(474,288)	$(400,000)
Total equity / (deficit):	$(732,143)	$(591,314)	$(473,288)	$(399,999)
Liabilities
Trade and other accounts payable	$723,912	$554,203	$475,795	$400,020
Provisions for auditors fees	$15,000	$40,000	$—	$—
Total liabilities:	$738,912	$594,203	$475,795	$400,020
Total equity and liabilities:	$6,769	$2,889	$2,507	$21

Statement of Operations

(in US dollars)

	6 months ended June 30, 2007	3 months ended June 30, 2007	6 months ended June 30, 2006	3 months ended June 30, 2006
General administrative expenses	$(140,829)	$(95,501)	$(73,289)	$(35,392)
Profit/(loss) from operations	$(140,829)	$(95,501)	$(73,289)	$(35,392)
Income tax expense
Profit for the period/year	$(140,829)	$(95,501)	$(73,289)	$(35,392)

Earnings per common share

(in US dollars)

	6 months ended June 30, 2007	3 months ended June 30, 2007	6 months ended June 30, 2006	3 months ended June 30, 2006
Net profit attributable to ordinary shareholders	$(140,829)	$(95,501)	$(73,289)	$(35,392)
Weighted average number of common stocks	10,000,000	10,000,000	1	2
Basic earnings per common stock	$(0.0141)	$(0.0096)	$(73,289)	$(17,696)
Comparative earnings per share (restated as to weighted average number of stocks as of June 30, 2007), assumed that as the June 30, 2006 weighted average number of common stocks equaled to 10,000,000 shares			$(0.0073)	$(0.0035)

These financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 27. Financial statements of parent company

Statements of Changes in Stockholders’ Equity

(in US dollars)

	Share capital	Additional paid-in capital	Accumulated profits / (deficit)	Total
Balance December 31, 2005	$1	—	$(400,000)	$(399,999)
Net profit/(loss) for the year			$(73,289)	$(73,289)
Incorporation of TBM Holdings, Inc.		$999	$(999)	$—
Balance June 30, 2006	$1	$999	$(474,288)	$(473,288)
Balance December 31, 2006	$1	$999	$(592,314)	$(591,314)
Net profit/(loss) for the year			$(140,829)	$(140,829)
Balance June 30, 2007	$1	$999	$(733,143)	$(732,143)

Statements of Cash Flows

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Cash flow from operating activity
Net income / (loss)	$(140,829)	$(73,289)
Cash flow before changes in working capital	$(140,829)	$(73,289)
(Increase)/decrease in other assets		$(1,368)
Increase/(decrease) in trade and other accounts payable	$21	$75,775
Increase/(decrease) in accounts payable and accrued expenses	$144,709
Net cash flow from operating activity	$3,901	$1,118
Cash flow from investing activity
Purchases of investments	$—	$(1,118)
Net cash flow from investing activity		$(1,118)
Cash at the beginning	$595	—
Increase (decrease) for the period	$3,901	$—
Cash at the end	$4,496	$—

These financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 28. Related parties operations

Related parties are the entities and other persons who may influence on the activity of the Group or could be influenced by the management of Group but who are not connected with Group under the formal ownership connection. Related parties should also be considered as related if:

-          A party unable to finance its operations without receiving subordinated financial support from the variable interest entity (VIE) interest holder such as another VIE of which the holder is the primary beneficiary;

-	A party the received its interest in the VIE as a contribution or loan from the holder;

-	An officer, employee or member of the governing board of the holder;

-          A party that has agreed not to sell, transfer, or encumber its interest in the entity without prior approval of the holder when that agreement could constrain that party’s ability to manage the economic risks or realize the economic rewards with respect to its interest in the VIE to which it would otherwise be entitled.

-          A party with a close business relationship to the holder such as the relationship between a professional service provider (e.g., an attorney, accountant, banker, consultant, etc.) and one of its significant clients.

Management considers that the following parties are matched to the requirements stated above and could be treated as related parties:

-	CJSC Dolya-Skhid (some periods the one was a subsidiary);
-	TH Vse dlya shytia Inc.;
-	Noviy Format Plus Inc.;
-	Lozovskyy Eduard – President of TBM Holdings, Inc.;
-	Lozovskyy Pavel - relative of Lozovskyy Eduard;
-	Zhutaev Igor – Director of TBM Holdings, Inc.;
-	Kolev Hristo – Director of TBM Holdings, Inc.;
-	Gandgina Natalia – Vice-CEO of JSC ‘Ukrkommunbank’;
-	Lozovskaya Tatyana - relative of Lozovskyy Eduard;
-	Rem-Invest LLC;
-	Skhid-Avto LLC;
-	Rodina LLC;
-	Yakovleva Olesya;
-	Tsymbaluk Nikolay;
-	Midloz Investments Corp.
-

The operations and transaction that were existed could be divided into the following categories:

-	Receiving of loans from the companies of the Group;
-	Granting the deposits and other loans to the companies of the Group;
-	Selling and purchasing of goods and rendering of services to the companies of the Group.
-	Granting of additional financing facilities to the holding company.

Operation and transactions with related parties through periods are the following:

a)	Loans to related parties:

Balance:	$54,000

Effective annual interest rate: 18%

b)	Deposits from Related parties

Balance:	$364,135

Effective annual interest rate: 10%

c)	Securities:

- JSC ‘IC ‘Oranta Lugan’ has exchanged the mortgage bonds of CJSC ‘Finansist’ in amount of 2,251,441 UAH ($445,830) for the shares of CJSC Dolya-Skhid for the amount of 1,586,863 UAH ($314,230);

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Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 29. Contingencies

a)In the proceeding of the Artemovsk region court in Lugansk is bring a criminal case No. 9008-05, take an action on the prosecution of Prokudin A., director of Vostokavtotrans LLC, on the item 367 part 2 Criminal Code of Ukraine. Vostokavtotrans LLC has allotted credit in a sum 500,000 UAH ($100,000), gave as collateral 15 vans «Gazelle». Prokudin A., using official position, without a concordance with Bank (as Mortgagee) re-registered cars, being in a mortgage, on another enterprise – ‘Skhidtransavto’ LLC. Damage is caused to a bank as unrepayment of credit in a amount of 368,850 UAH ($73,040). In connection with violation defendant ProkudinA. terms of subscription about not departure (absence is in the judicial meeting) taken decision about taking him under a guard. A bank is acknowledged a civil plaintiff;

b)Case of a lawsuit Novie Technologii LLC to the Subsidiary of JSC ‘Ukrkommunbank’ about a penalty in amount of 50,379 UAH ($9,976). Proceeding case No. 13/238 is excited by determination of the Economic court of Lugansk region May 23, 2005. Essence of dispute consists in the requirement of Novie Technologii LLC to pay repair-build works executed by contract No. 16-02/01 for February 16, 2004. In same time Subsidiary of JSC ‘Ukrkommunbank’ appealed to the Economic court with cross-action to Novie Technologii LLC about confession invalid acceptance of the executed contract works reports, as considers that information about the volumes of works, indicated in the acts produced to signing, considerably see too high. By determination of the Economic court for June 30, 2005 cross-action was accepted a court to the proceeding. During consideration of case CJSC ‘Dolya-skhid’ declared a solicitor about setting the court of a judicial-build expertise for finding out condition of case. By determination for July 13, 2005 a court satisfied the solicitor of CJSC ‘Dolya-skhid’ and halted legal proceeding to the receipt of conclusions of expertise;

c)Case of suit JSC ‘Ukrkommunbank’ to the Inland Revenue Service about confession partly invalid tax notification – decisions of SGNI in Lugansk from August 16, 2005 No. 0003390860/0. Foundation for the serve of lawsuit is a failure to observe of SGNI of orders of item 17.1.3 point 17.1 the articles 17 Law of Ukraine «About the order of redemption of obligations of tax-payers before budgets and state having a special purpose funds» at the extra charge of sum of basic payment and approvals of fines. Economic court ruling of case No. 12/515 n from November 21, 2005 is nonsuit of Bank. By determination of the Lugansk appeal economic court from February 07, 2006 the Economic court ruling from 21.11.2005 in case No. 12/515 n is left without changes. The economic court of the Lugansk region and Lugansk appeal economic court explained the decision that operating of Bank under independent enumeration of tax obligation in size of 150,000 UAH ($29,703) to registration of tax notification – decisions do not answer a current legislation on questions of taxation.

Disagreeing with the indicated rulings of courts of the first and appellate instances, at March 06, 2006 Bank appealed to the Supreme administrative court of Ukraine with an appeal. Proceeding openly, but consideration of case is not yet appointed;

d)Lawsuit of Bank to JSC ‘North-Donetsk association AZOT’, the third person is the privately owned enterprice «PROMOPTTORG-N» about the appeal of penalty on property debt rights. Determination about excitation of proceeding case No. 14/587 is submitting by the Economic court of the Lugansk region December 04, 2006. Essence of dispute consists in the requirement of Bank to Defendant to pay the sum of overdue credit of the privately owned enterprise «PROMOPTTORG-N» (6,760,423 UAH / $1,338,698), because defendant came forward a property guarantor on indicated credit-side. Now negotiated on the peaceful settlement of dispute, all that time facilities of Defendant in a complete sum, covering the sum of lawsuit and legal costs, are on Bank’s accounts;

e)On a statement the Leninist inter-region tax inspection in Lugansk the Economic court of the Lugansk region is excite a proceeding of case No. 22/52 about bankruptcy of TPG ‘Vostok’ LLC. To TPG ‘Vostok’ LLC was given out a loan which to the present time is not repaid. A bank is admit a creditor, a sum of requirements is 2,786,216 UAH ($551,726);

f) In the production of the Leninist region court Lugansk there is an administrative lawsuit of mr. Zlotoyabko A about abolition of decision of city executive committee “About passing to CJSC ‘Finansist’ in the lease of lot land under building of dwelling-house”. Legality of appeal decision already was the article of consideration of judicial instances, suppose therefore, that it will be said no in accepting a claim;

g)On a statement Inland Revenue Service in Lugansk the Economic court of the Lugansk region is excite a production in case No. 20/18 b about bankruptcy of OJSC «Lugansk motor transport enterprise No. 10954». Between Bank and debtor was concluded a contract about providing services in the conduct system of register, in accordance with which OJSC «Lugansk ATP No. 10954» must pay to bank monthly pay, and Bank must conduct a register of nominal securities owners. Debt to bank makes 4,739 UAH ($938). Bank recognized as a creditor. Procedure of bankruptcy of debtor is begun;

h) In the production of economic court of Lugansk region is case on the statement of Agroal’yans LLC about confession the bankrupt of APF ‘Edelweiss’ LLC. In view of unpayment by ‘Commercial and industrial group ‘Vostok’ LLC of combines of Agroal’yans LLC was gone to economic law of Lugansk region by a statement about confession of LLC «Edelweiss» a bankrupt as guarantor, making default an obligation for a debtor. During consideration businesses were set that a creditor also appealed to the court with a statement about confession of debtor a bankrupt is CIG ‘Vostok’ LLC in connection with the nonperformance of the same obligation. Thus announcing excitation of case about bankruptcy of LLC ‘Vostok’ CIG was already published, and a creditor declared those requirements to the debtor. In connection with the indicated circumstances case about bankruptcy of APF ‘Edelweiss’ LLC was halted to consideration of case about confession the bankrupt of CIG ‘Vostok’ LLC;

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29

Part I: Consolidated financial statements of TBM Holdings, Inc.

Note 29. Contingencies (continued)

i) In the production of economic court of Lugansk region is case on a lawsuit CJSC ‘Finansist’ to Skhidtransavto LLC about confession actual agreements of barter of the real estate. During consideration of case were set that by Skhidtransavto LLC and third person on the side of defendant documents, obviously contradict to circumstances of case and present proofs, were presented. As these documents relate to essence dispute, probably are forged and can specify in the presence of signs of crime, a court stayed an action and sent case materials in the office of public prosecutor;

j) JSC ‘IC ‘Oranta-Lugan’ reports that as of December 31, 2006 in the courts of Lugansk and Lugansk region was directed or is in the stage of consideration:

-  Civil cases (regresses) by agreements of voluntarily insurance ground vehicle, where JSC ‘IC ‘Oranta-Lugan’ is a plaintiff to guilty person in auto (mobile) accident, on total sum – 17,055 UAH ($3,377);

-  Civil cases by agreements of voluntarily insurance ground vehicle, where JSC ‘IC ‘Oranta-Lugan’ is a defendant in connection with that a plaintiff doesn’t agree with the size of insurance payment or refusal in payment of insurance compensation, on a total sum – 69,657 UAH ($13,793);

-  Civil cases (regresses) by agreements of voluntarily insurance risk unrepaiment of money credit (a subject of agreement – defence of properties interests of Bank related to non-fulfillment, or unproper implementation, by the borrower of contractual obligations under payment of payments in accordance with the Credit agreement), where JSC ‘IC ‘Oranta-Lugan’ is a plaintiff on a total sum 82,934 UAH ($16,423);

-  Civil cases on LRCE «Fund of support individual house-building in the village», where JSC ‘IC ‘Oranta-Lugan’ is a defendant, in connection with non-fulfillment of the undertaken responsibilities, by agreement of credit insurance, an insurance compensation was paid on total sum 92,404 UAH ($18,298).

To suppose the amount of civil cases in 2007 and sum of payments is not possible, because the occurrence of insured accidents is not obligatory.

Note 30. Subsequent events

Not applicable

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30

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Consolidated statement of Balance sheet

(in US Dollars)

	Notes	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Assets
Cash and due from banks	3	$10,895,302	$19,447,498	$15,909,838	$12,439,769
Investments	4	$1,663,897	$1,505,381	$1,490,335	$1,026,567
Loans, net of allowances for loan losses	5	$40,997,557	$33,096,135	$24,900,072	$33,969,553
Deferred tax assets	16			$19,990	$104,469
Intangible assets	6	$81,252	$85,703	$98,849	$88,949
Premises and equipment	7	$9,388,976	$8,877,091	$10,309,770	$10,121,312
Other assets	8	$1,729,607	$968,258	$806,345	$907,999
Total assets:		$64,756,591	$63,980,066	$53,535,199	$58,658,619
Equity and liabilities
Liabilities
Deposits	9	$30,076,561	$30,613,177	$24,800,192	$31,619,416
Long-term borrowings	10	$2,200,000	$2,200,000	$2,200,000	$2,200,000
Short-term borrowings	11			$1,000,000	$1,815,242
Accounts	12	$22,480,780	$21,495,364	$17,695,754	$15,334,476
Deferred tax liabilities	16	$771,038	$716,714	$16,606	$36,574
Other payables, current liabilities and deferred income	13	$3,534,348	$3,498,772	$2,100,584	$3,101,691
Total liabilities:		$59,062,727	$58,524,027	$47,813,136	$54,107,400
Equity
Common stock, 1 UAH ($0.19) par value, 35,700,000 authorized and issued	15	$6,775,966	$6,775,966	$6,775,966	$5,389,827
Unpaid capital				$(396,040)
Retained earnings/ (deficit)		$(1,350,323)	$(1,588,145)	$(926,084)	$(1,106,829)
Translation differences		$268,221	$268,218	$268,221	$268,221
Total equity:		$5,693,864	$5,456,039	$5,722,063	$4,551,219
Total equity and liabilities:		$64,756,591	$63,980,066	$53,535,199	$58,658,619

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 35 to 45 are the integral part of these consolidated financial statements

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31

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Consolidated Statement of Income

(in US Dollars)

		6 months ended June 30, 2007	3 months ended June 30, 2007	6 months ended June 30, 2006	3 months ended June 30, 2006
Interest income:
Interests from loans		$3,237,091	$1,746,204	$2,815,244	$1,213,354
Total interest income:		$3,237,091	$1,746,204	$2,815,244	$1,213,354
Interest expense:			$—		$—
Deposits		$(2,090,784)	$(1,053,982)	$(1,575,491)	$(316,716)
Loans		$(347,704)	$(181,310)	$(300,022)	$(165,409)
Total interest expense:		$(2,438,488)	$(1,235,292)	$(1,875,513)	$(482,125)
Net interest income / (expense):		$798,603	$510,912	$939,731	$731,229
Allowance for loan losses		$(499,762)	$(433,285)	$(519,815)	$(477,549)
Net interest income, after provision for loan losses:		$298,841	$77,627	$419,916	$253,680
Non-interest income:			$—		$—
Loan servicing fees		$2,870,375	$1,517,880	$2,027,628	$1,133,761
Net gain / (loss) on selling of securities		$19,119	$996	$1,212	$491
Net gain / (loss) on trading activities with bank metalls		$67,735	$35,732	$129,156	$43,789
Other income / (charges)		$415,284	$320,814	$84,548	$11,862
Total non-interest income / (charges):		$3,372,513	$1,875,422	$2,242,544	$1,189,903
Non-interest expense:			$—		$—
General administrative expenses	19	$(2,804,017)	$(1,478,686)	$(1,953,058)	$(961,177)
Data processing		$(180,695)	$(111,263)	$(99,166)	$(58,895)
Advertising and marketing		$(16,699)	$(6,341)	$(11,395)	$(6,729)
Guarantee fund contributions		$(67,971)	$(33,985)	$(50,645)	$(26,099)
Charity		$(6,736)	$(5,954)	$(5,899)	$(4,939)
Other operating expenses	20	$(279,647)	$(50,517)	$(274,017)	$(184,713)
Total non-interest expenses:		$(3,355,765)	$(1,686,746)	$(2,394,180)	$(1,242,552)
Income before income taxes:		$315,589	$266,303	$268,280	$201,031
Income tax expenses	16	$(77,767)	$136,696	$(87,535)	$(83,792)
Net income:		$237,822	$402,999	$180,745	$117,239

Earnings per common share:

(in US Dollars)

Earnings per common share:	6 months ended June 30, 2007	3 months ended June 30, 2007	6 months ended June 30, 2006	3 months ended June 30, 2006
Net profit attributable to ordinary shareholders	$237,822	$402,999	$180,745	$117,239
Weighted average number of common stocks	35,700,000	35,700,000	28,000,000	28,000,000
Basic earnings per common stock	0.0067	0.0113	0.0065	0.0042
Comparative earnings per share (restated as to weighted average number of stocks as of June 30, 2007), assumed that as the June 30, 2006 weighted average number of common stocks equaled to 35,700,000 shares			0.0051	0.0033

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 35 to 45 are the integral part of these consolidated financial statements

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32

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Consolidated Statement of Changes in Stockholders’ Equity

(in US Dollars)

	Shares of Common Stock	Common Stock	Unpaid capital	Retained earnings	Translation differences	Total
Balance as of December 31, 2005	28,700,000	$5,389,827	$—	$(1,106,829)	$268,224	$4,551,222
Comprehensive income:
Net income				$180,475
Translation differences					$(3)
Total comprehensive income:						$180,472
Subscription of share capital	7,000,000	$1,386,139	$(396,040)			$990,099
Balance as of June 30, 2006	35,700,000	$6,775,966	$(396,040)	$(926,354)	$268,221	$5,722,063
Balance as of December 31, 2006	35,700,000	$6,775,966	$6,775,967	$(1,588,145)	$268,218	$5,456,039
Comprehensive income:
Net income				$237,822	$3	$237,825
Total comprehensive income:
Balance as of June 30, 2007	35,700,000	$6,775,966	$6,775,967	$(1,350,323)	$268,221	$5,693,864

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 35 to 45 are the integral part of these consolidated financial statements

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33

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Consolidated Statement of Cash Flows

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Cash flows from operating activities
Net income	$315,589	$268,280
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Provision for loan losses	$487,668	$519,817
Depreciation and amortization	$272,246	$242,141
(Profit) / loss from selling premises and equipment	$(90)	$(17)
Gain on sale of securities	$(19,119)	$(1,318)
Net change in other assets and liabilities, net	$(725,700)	$(1,025,741)
Net cash provided by / (used in) operating activities	$330,594	$3,162
Cash flows from investing activities
Proceeds from selling of premises and equipment	$146	$645
Purchasing of premises and equipment	$(758,196)	$(399,920)
Purchase of investments	$(2,493,684)	$(759,743)
Proceeds from sale of investments	$2,351,746	$317,475
Proceeds from repaid loans	$20,123,264	$31,736,556
Outflow from granting of loans	$(28,512,354)	$(23,033,214)
Purchasing of intangible assets	$(15,581)	$(3,982)
Net cash provided by / (used in) investing activities	$(9,304,659)	$7,857,817
Cash flows from financing activities
Proceeds from deposits	$20,187,280	$18,693,981
Repayment of deposits	$(20,723,835)	$(25,513,207)
Repayment of loans		$(800,000)
Subscription of share capital		$990,099
Net increase (decrease) in accounts	$985,416	$2,340,751
Net cash provided by / (used in) financing activities	$448,861	$(4,288,376)
Income tax paid	$(26,992)	$(102,534)
Net increase in cash and cash equivalents	$(8,552,196)	$3,470,069
Cash and cash equivalents at beginning of period	$19,447,498	$12,439,769
Cash and cash equivalents at end of period	$10,895,302	$15,909,838
Supplementary information to the Statement of Cash Flows:
Interest paid	$(2,282,525)	$(1,990,690)

These consolidated financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 35 to 45 are the integral part of these consolidated financial statements

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34

Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Notes to consolidated Finanial Statements

Note 1. Nature of operations

1. Basis of Reporting

Management presents the financial statements of the Joint-Stock Company ‘Ukrainskiy Kommunalniy Bank’, a company that was registered at 18-a, V.V. Shevchenka Str., Lugansk, Ukraine according to the Ukrainian legislation as of 10, August, 1993.

Financial statements are presented as of and for the 6 months ended June 30, 2007 and 2006.

Principles of Consolidation

The consolidated financial statements include the accounts of JSC ‘Ukrainskiy Kommunalniy Bank’ (the Bank) and its wholly-owned subsidiary, Subsidiary of JSC ‘Ukrainskiy Kommunalniy Bank’ (the Company). All significant and material inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations

The Bank provides a variety of financial services to individuals and businesses through its offices in Ukraine. Its primary deposit products are savings and its primary lending products are consumer and commercial mortgage and secured loans.

Use of Estimates

In preparing financial statements in conformity with United States’ Generally Accepted Accounting Principles, management used estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

Significant Group Concentrations of Credit Risk

All of the Bank’s activities are with customers located within Ukraine. Note 3 discuss the types of securities that the Bank invests in. Note 4 discuss the types of lending that the Bank engages in. The Bank does not have any significant concentrations to any one industry or customer.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks.

Trading Activities

The Bank engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded in the securities available-for-sale account at cost with changes in fair value recorded in earnings. Interest and dividends are included in net interest income. Quoted market prices are used to determine the fair value of trading instruments. If the quoted market price could not be determined clearly management believes that fair value of the securities is closed to carrying value of ones.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as ‘held to maturity’ and recorded at amortized cost. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as ‘available for sale’ and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Fair value of the securities is closed to cost of their purchasing.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial loans throughout Ukraine. The ability of the Bank’s debtors to honour their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 1. Nature of operations (continued)

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 1. Nature of operations (continued)

2. Basis of Presentation

a) Translation from functional to presentation currency

Before the financial statements are translated into US dollars, the management must take the decision as to which currency is a functional currency. The Financial Accounting Standards Board defines functional currency but does not list definitive criteria that, if satisfied, would result in the selection of Group’s functional currency. Rather, realizing that such criteria would be difficult to develop, the Board instead listed various factors that were intended to give management guidance in making the functional currency decision. These factors include the following with characteristics particularly for Group:

1.	Cash flows – the greater part of the cash flows is in Ukrainian hryvna;

2.	Sales prices – are estimated in Ukrainian hryvnas for all the clients in Ukraine;

3.	Sales markets – are only in Ukraine were, according to the national legislation, payments could be done only in Ukrainian hryvnas;

4.	Expenses – are incurred in Ukraine and in Ukrainian hryvnas;

5.	Financing – the financial resources are only from Ukrainian banks and available either in Ukrainian hryvna or in any other currency;

6.Inter-company transactions – are in Ukrainian hryvnas because the Group’s companies are situated in Ukraine. Management has conducted a review of its factors and concluded that the functional currency of the Group is Ukrainian hryvna.

Management has conducted a review of its factors and concluded that the functional currency of the Group is Ukrainian hryvna. Management has chosen the current rate method and it is mandated by FAS 52 when the functional currency is different from United States’ dollars. All assets and liabilities were translated at the rate at balance sheet dates 5.050 UAH per $1 as of June 30, 2007 and 2006. The stockholders’ accounts were translated using the historical rates. And those revenues and expenses that occur evenly over the year were translated using weighted-average rate 5.050 UAH for $1 for the 6 months ended June 30, 2007 and 2006.

Note 2. Accounting policies

Significant accounting principles followed and methods of applying them that materially affect statements are presented in the appropriate Notes. There were not any operations or issues that accounted in unusual way or using unusual accounting techniques.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 3. Cash and cash equivalents

Cash at bank consists of the cash residuals at the accounts in Ukrainian banks. Cash in hand is cash at the cashier of Group’s companies. Cash could be used without any restrictions. The cash classified there include cash which management has a strong intention do use this cash in current purposes. The carrying amounts of cash and short-term instruments approximate their fair values.

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Cash at banks’ accounts	$3,188,272	$6,209,248	$4,927,027	$2,635,010
Bank notes and petty cash	$2,667,949	$4,260,551	$3,612,552	$2,159,065
Cash at National Bank’s account	$5,039,081	$8,977,699	$7,370,259	$7,645,694
Total cash and cash equivalents:	$10,895,302	$19,447,498	$15,909,838	$12,439,769

Restrictions on cash and amount due from banks

Cash at bank account consist of the cash residuals at the accounts of other Ukrainian banks. All the amounts are allocated in different banks so the concentration of credit risk does not exist. The carrying amounts of cash and short-term instruments approximate fair values. The Bank is required to maintain average balances on hand or with the National Bank of Ukraine. At the balance sheet dates these reserve balances amounted to the following:

(in thousands US Dollars)

Date	Amount
	UAH	USD
June 30, 2007	$2,755	$546
December 31, 2006	$3,025	$599
June 30, 2006	$9,508	$1,883
December 31, 2005	$15,847	$3,138

Note 4. Investments

Investments are accounted at fair value. All the valuations to the fair value are presented in the Consolidated Statement of Retained Earnings. Despite there are not efficient stock market for these securities, management constantly provides monitoring of their value and believes that the carrying values are close to the fair value.

Securities at cost that is closed to fair value consist of the following:

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Balance at beginning	$1,505,381	$1,026,567
Purchasing of investments	$2,493,684	$771,674
Selling of investments	$(2,336,400)	$(316,263)
Revaluation	$1,232	$—
Amortization of discount		$8,357
Balance at end	$1,663,897	$1,490,335

Management evaluates securities for other than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 5. Loans

A summary of the balances of loans follows:

(in US Dollars)

	June 30 , 2007	December 31, 2006	June 30, 2006	December 31, 2005
Mortgage loans on real estate:
Residential	$354,649	$867,676	$416,394	$321,193
Commercial	$125,974	$3,336,499	$984,227	$2,555,045
Total mortgage loans on real estate:	$480,623	$4,204,175	$1,400,621	$2,876,238
Commercial loans	$28,000,859	$20,757,211	$15,719,870	$24,215,361
Consumer installments loans:
Personal	$16,903,250	$15,758,121	$11,463,514	$10,869,450
Debit cards (overdrafts)		—		$1,914
Total consumer installments loans:	$16,903,250	$15,758,121	$11,463,514	$10,871,364
Loans to other banks		—	$1,000,000	$1,800,000
Total loans:	$44,904,109	$36,515,332	$28,183,384	$36,886,725
Less: allowance on loan losses	$(3,906,552)	$(3,419,197)	$(3,283,312)	$(2,917,172)
Total loans, net:	$40,997,557	$33,096,135	$24,900,072	$33,969,553

Note 6. Intangible assets

Intangible assets are accounted at their cost of acquisition and will be used in the normal course of business. Group companies use the straight-line method of amortization of intangible assets.

Intangible assets are accounted at their cost of acquisition and will be used in the normal course of business. Group companies use the straight-line method of amortization of intangible assets.

Company acquired intangible assets for the total amount of $15,581 and $3,982 for the 6 months ended June 30, 2007 and 2006 respectively. Amortization was accrued at the amount of $30,024 and $18,137 for the 6 months ended June 30, 2007 and 2006 respectively.

Note 7. Premises and equipment

Premises and equipment are being used in the current business activity. Premises that are granted on lease are disclosed below in the Note ‘Leases’. Selling or writing-off of premises is unusual activity and does not provide on the constant basis. Premises and equipment are accounted at cost of acquisition or constructing. Costs that are capitalized upon acquisition are any reasonable cost involved in bringing the asset to the buyer and incurred prior using the asset in actual production process. The method of depreciation used is straight-line method with the following terms:

Item	Years
Land and buildings	50
Machinery	10
Furniture and fittings	5
Motor vehicles	10
Other	2-5

Interest costs were not capitalized for any items of premises. Group in a whole or one of the subsidiaries do not have any asset retirement obligations. Premises are used in the normal course of business and are acquired upon demand. No significant idle premises exist.

Company acquired premises and equipment for the total amount of $ 680,693 and $399,920 for the 6 months ended June 30, 2007 and 2006 respectively. Depreciation was accrued at the amount of $242,222 and $224,004 for the 6 months ended June 30, 2007 and 2006 respectively.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 8. Other assets

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Trade receivables	$10,369	$13,805		—
Prepayments made	$314,320	$413,644	$397,672	$208,135
Allowance for prepayments made	$(246,660)	$(246,660)	$(246,660)	—
Income tax prepaid	$21,063	$17,544	$25,004	$11,163
Value added tax prepaid				$5,579
Accrued income	$1,314,765	$1,095,298	$835,582	$620,056
Allowances on revenues	$(488,110)	$(620,207)	$(525,450)	$(354,354)
Other accounts receivable	$230,575	$111,753	$150,568	$44,786
Allowances on other accounts receivable	$(106,054)	$(44,581)	$(13,624)	$(5,388)
Deferred charges	$14,757	$16,498	$82,858	$82,194
Transit account for debit and credit cards	$644,503	$193,685	$85,024	$279,447
Inventory	$20,080	$17,479	$15,371	$16,381
Total other assets:	$1,729,608	$968,258	$806,345	$907,999

Note 9. Deposits

The aggregate amounts of time deposits (in thousands) are as follows:

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Deposits:
- consumers	$25,719,556	$25,154,119	$20,272,464	$18,181,456
- corporations	$4,247,896	$5,459,058	$4,362,380	$13,437,960
- funancial and public institution	$109,109		$165,348
Total deposits:	$30,076,561	$30,613,177	$24,800,192	$31,619,416
Maturities:
2003		—	—	—
2004		—	—	—
2005		—	—	—
2006		—	$11,602,850	$28,661,916
2007	$16,634,184	$26,921,386	$11,415,461	$2,827,800
2008	$12,409,901	$3,635,050	$1,710,966	$65,600
2009	$997,030	$21,644	$283	—
2010	$5,149	$33,949	$65,942	$63,100
Thereafter	$30,297	$1,148	$4,690	$1,000
Total deposits:	$30,076,561	$30,613,177	$24,800,192	$31,619,416

Note 10. Long-term borrowings

(in US Dollars)

	June 30, 2007	December 31,’ 2006	June 30, 2006	December 31, 2005
Total long-term borrowings:
- subordinated debt	$2,200,000	$2,200,000	$2,200,000	$2,200,000
After 2012	$2,200,000	$2,200,000	$2,200,000	$2,200,000
Total long-term borrowings:	$2,200,000	$2,200,000	$2,200,000	$2,200,000

Subordinated debt does not have the defined maturity date and will not be repaid at least 5 years. The annual weighted average cost of subordinated debt is 8,7%.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 11. Short-term borrowings

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Short-term debt from other banks			$1,000,000	$1,815,242
Total short-term borrowings:			$1,000,000	$1,815,242

Note 12. Accounts

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Accounts of the government bodies	—	—		—
Accounts of the corporations	$13,042,417	$13,698,193	$10,338,087	$12,005,157
Accounts of the banks	$2,700,000	$2,900,000	$2,700,000	$2,156,646
Accounts of the consumers	$2,056,839	$1,261,617	$792,074	$892,696
Accounts of the financial institutions	$3,960,229	$3,279,572	$3,583,696	$279,977
Transit accounts for debit and credit cards	$670,585	$99,703	$250,287	—
Credit balances for identifications	$50,710	$256,279	$31,610	—
Total accounts:	$22,480,780	$21,495,364	$17,695,754	$15,334,476

Note 13. Other payables, current liabilities and deferred income

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Trade payables	$147,501	$102,380
Prepayments received	$98,715	$98,760	$10,891	$724,444
Interest payable	$989,143	$833,179	$697,757	$812,384
Income tax payables	$2	$32	$277	$1,435
Value added tax payable	$795	$818	$8,413	—
Other taxes payables	$4,575	$108,536	$8,839	$2,174
Accounts payable to stockholders	$990,099	$990,099	$990,099	$990,099
Provisions	$134,827	$146,019	$84,920	$66,137
Deferred income	$48,939	$62,417	$47,170	$64,089
Accrued expenses	$17,967	$8,673	$11,755	$2,215
Other payables	$1,101,785	$1,147,859	$240,463	$427,834
Other liabilities		—		$10,880
Total:	$3,534,348	$3,498,772	$2,100,584	$3,101,691

Note 14. Operating lease

Operating lease arrangements for the 6 months ended June 30, 2007 are disclosed in Note 24 of consolidated financial statements of TBM Holdings, Inc.

Note 15. Stockholders’ equity

Bank operates basing on using private capital. All the financial resources are the investments of shareholders and retained earnings.

Share capital of JSC ‘Ukrkommunbank’ was formed by issuance of 20,700,000 common stocks with par value 1.0 UAH. In October, 2004 the number of shares was increased on the amount 8,000,000 shocks with par value 1.0 UAH to the total quantity of stocks equals to 28,700,000 stocks. In March, 2006 the number of shares was increased on the amount 7,000,000 shocks with par value 1.0 UAH to the total quantity of stocks equals to 35,700,000 stocks.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 16. Income taxes

According to the tax legislation of Ukraine corporations are liable to corporation income tax at the rate 25.0% from the taxable income.

(in US dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Current	$(23,443)	$(23,024)
Deferred	$(54,324)	$(64,511)
Total income tax expense (benefit)	$(77,767)	$(87,535)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Net income before corporation income taxes	$315,589	$268,280
Theoretical income tax at the rate 25% from net taxable income	$78,897	$67,070
Permanent differences	$(154,402)	$(154,605)
Total income tax expenses	$(75,505)	$(87,535)

Note 17. Off-balance sheet activities

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments. At the balance sheet dates the following financial instruments were outstanding whose contract amounts represent credit risk:

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Commitments:
- commercial letters of credit	$1,142,430	$966,430	$999,816	$719,766
Total commitments:	$1,142,430	$966,430	$999,816	$719,766

Standby letters-of-credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments, and at the balance sheet dates the amounts are stated above. Bank recognize a guarantee liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee, and the maximum potential payments that might be required are equal to the amount stated above.

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 18. Minimum regulatory capital requirements

The Bank (on a consolidated basis) is subject to various regulatory capital requirements administered by the National Bank of Ukraine. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following schedule). Management believes, as of balance sheet dates Bank meets all capital adequacy requirements to which they are subject.

(in thousands US Dollars)

Balance sheet date	Actual amount		Minimum requirements (ration)
	Amount used in calculation	Amount of risky assets	Ratio	Imperative rate (Greater Than)
June 30, 2007	$13,063	$61,300	0.213	10%
December 31, 2006	$10,301	$41,202	0.250	10%
June 30, 2006	$10,346	$40,613	0.255	10%
December 31, 2005	$10,122	$39,747	0.255	10%

Note 19. General administrative expenses

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Salaries and wages expenses	$(1,623,579)	$(945,885)
Depreciation	$(242,222)	$(224,004)
Amortization	$(30,024)	$(18,137)
Expenses on connection	$(196,536)	$(169,029)
Transportation expenses	$—	$(2,057)
Auditors’ and other professional fees	$(24,269)	$(23,443)
Taxes (except corporation income tax)	$(45,032)	$(76,906)
Lease expenses	$(160,320)	$(101,769)
Business trips expenses	$(25,705)	$(15,051)
Penalties paid	$(1,434)	$(14,502)
Offices expenses	$(206,809)	$(147,935)
Banks’ commissions	$—	$(131)
Subscription fees	$(151)	$(170)
Expenses on municipal services	$(98,647)	$(75,666)
Security expenses	$(74,376)	$(74,354)
Maintenance costs	$(64,417)	$(52,573)
Other administrative expenses	$(10,496)	$(11,446)
Total general administrative expenses:	$(2,804,017)	$(1,953,058)

Note 20. Other operating expenses

	6 months ended June 30, 2007	6 months ended June 30, 2006
Allowances for accounts receivable	$(61,473)
Expenses for delivering of valuables	$(33,744)	$(21,683)
Allowances for accrued income	$(105,599)
Insurance of the credit risks	$(19,799)	$(217,595)
Other expenses	$(59,032)	$(34,739)
Total other operating expenses:	$(279,647)	$(274,017)

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 21. Segment data

The Bank has three reportable segments: the consumer segment, the commercial segment and other revenues segment. The consumer segment provides customers such products as credit cards, mortgages and automobile financing, personal loans. The commercial segment provides its commercial customers such products as working capital loans, equipment loans and leases, and other business financing arrangements.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Bank evaluates performance based on profit or loss from operations before income taxes not including nonrecurring gains or losses.

The Bank’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment appeals to different markets and, accordingly, require different technology and marketing strategies.

The Bank derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest revenue to assess the performance of the segments and make decisions about resources to be allocated to the segment. Therefore, the segments are reported below using net interest income for the periods stated. The Bank does not allocate income taxes to the segments. Other segment includes loans to banks, loans to government bodies and building activity of the Subsidiary (Company) to the Group and related parties.

The Bank does not have operating segments other than those reported.

The Bank does not have a single external customer from which it derives 10 percent or more of its revenues and operates in one geographical area.

Information about reportable segments and reconciliation of such information to the consolidated financial statements as of and for the following periods follows:

(in US Dollars)

6 months ended June 30, 2007	Consumer	Commercial	Other	Inter-segmental eliminations	Consolidated totals
Interest income	$1,175,725	$2,061,366		$—	$3,237,091
Interest expenses	$(2,046,235)	$(392,253)		$—	$(2,438,488)
Net interest income	$(870,510)	$1,669,113		$—	$798,603
Income from fees	$1,076,910	$1,793,465		$—	$2,870,375
Fee expenses	$(26,653)	$(154,040)		$—	$(180,693)
Net fees income	$1,050,257	$1,639,425		$—	$2,689,682
Other revenues					$502,138
Revenue of Subsidiary					$—
Cost of Sales					$—
Expenses (depreciation and allowances excluded)					$(2,902,825)
Depreciation and amortization					$(272,247)
Provision for loan losses					$(499,762)
Income tax expenses					$(77,767)
Total comprehensive income:					$237,822

in US Dollars)

6 months ended June 30, 2006	Consumer	Commercial	Other	Inter-segmental eliminations	Consolidated totals
Interest income	$869,385	$1,945,859			$2,815,244
Interest expenses	$(1,303,166)	$(572,347)			$(1,875,513)
Net interest income	$(433,781)	$1,373,512	$—	$—	$939,731
Income from fees		$2,027,629			$2,027,629
Fee expenses		$(98,993)			$(98,993)
Net fees income	$—	$1,928,636	$—	$—	$1,928,636
Other revenues					$214,916
Revenue of Subsidiary			$119,056	$(119,056)	$—
Cost of Sales			$(89,736)	$89,736	$—
Expenses (depreciation and allowances excluded)					$(2,071,182)
Depreciation and amortization					$(224,004)
Provision for loan losses					$(519,817)
Income tax expenses					$(87,535)
Total comprehensive income:					$180,745

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Part II: Consolidated financial statement of JSC ‘Ukrkommunbank’

Note 22. Related parties operations

Related parties operations are presented in the consolidated financial statements of the TBM Holdings, Inc.

Note 23. Contingencies

Contingencies are disclosed in the consolidated financial statements of the TBM Holdings, Inc.

Note 24. Subsequent events

Subsequent events are disclosed in the consolidated financial statements of the TBM Holdings, Inc.

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Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Statement of Balance sheet

(in US Dollars)

	Note	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Assets
Current assets
Cash	4	$291,548	$607,142	$293,084	$169,611
Inventory	5	$18,378	$17,831	$15,546	$18,326
Accounts receivable	6	$1,451,812	$1,788,967	$782,939	$434,067
Deposits		$36,634	$36,634	$154,455	$16,832
Prepaid expenses		$1,312	$1,568	$1,741	$2,063
Total current assets:		$1,799,683	$2,452,142	$1,247,765	$640,899
Non-current assets
Investments	7	$4,776,541	$3,064,227	$1,781,024	$2,007,354
Premises and equipment	8	$142,860	$153,505	$170,623	$183,928
Intangible assets	9	$33,031	$15,917	$20,961	$18,471
Total non-current assets:		$4,952,432	$3,233,649	$1,972,608	$2,209,753
Total assets:		$6,752,115	$5,685,791	$3,220,373	$2,850,652
Equity and liabilities
Liabilities
Insurance reserves	10	$749,883	$948,232	$975,880	$777,486
Accounts payable	11	$1,013,768	$494,659	$115,940	$436,278
Provisions		$13,071	$29,974	$234	$235
Deferred income		$153	$153	$153	$153
Total liabilities:		$1,776,875	$1,473,018	$1,092,207	$1,214,152
Equity
Common stocks (0.05 par value, 44,808,000 authorized and issued)	13	$2,160,431	$2,160,431	$2,160,431	$2,160,431
Treasury stocks			—	$(1,168,316)	$(1,168,316)
Retained earnings		$2,697,122	$1,934,655	$1,018,364	$526,698
Translation differences		$117,687	$117,687	$117,687	$117,687
Total equity:		$4,975,240	$4,212,773	$2,128,166	$1,636,500
Total equity and liabilities:		$6,752,115	$5,685,791	$3,220,373	$2,850,652

These financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 50 to 56 are the integral part of these financial statements

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46

Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Statement of Income

(in US Dollars)

	Notes	6 months ended June 30, 2007	3 months ended June 30, 2007	6 months ended June 30, 2006	3 months ended June 30, 2006
Premiums		$1,408,157	$688,806	$1,341,282	$694,379
Cost of Sales	14	$(583,876)	$(284,604)	$(516,542)	$(267,388)
Insurance compensations		$(348,178)	$(163,487)	$(271,861)	$(128,328)
Gross profit		$476,103	$240,715	$552,879	$298,664
General administrative expenses	15	$(113,167)	$(58,959)	$(125,898)	$(68,845)
Selling and distribution expenses	16	$(7,929)	$(3,753)	$(4,379)	$(1,419)
Other operating income	17	$124,022	$67,944	$49,062	$26,094
Other operating expenses	18	$(53,180)	$(35,485)	$(31,775)	$(7,323)
Income before interest		$425,849	$210,461	$439,889	$247,171
Financial income / (expense), net	19	$222,288	$150,523	$48,464	$(135,742)
Share of loss from participation in other business		$47,564	$103,838	$56,176	$224,439
Income from operations before unusual items		$695,701	$464,822	$544,529	$480,559
Charity		$(2,745)	$(1,903)	$(2,006)	$(2,006)
Income from previously written-off investments		$106,931	$106,931		$—
Loss from writing-off of the fixed assets		$(159)	$(0)	$(304)	$(101)
Net income before tax		$799,727	$569,849	$542,219	$478,452
Income tax expenses	20	$(37,260)	$(18,036)	$(50,553)	$(27,003)
Retained income:		$762,467	$551,814	$491,666	$451,450

Earnings per common stock

(in US Dollars)

Earnings per common share:	6 months ended June 30, 2007	3 months ended June 30, 2007	6 months ended June 30, 2006	3 months ended June 30, 2006
Net profit attributable to ordinary shareholders	$762,467	$551,814	$491,666	$451,450
Weighted average number of common stocks	44,808,000	44,808,001	21,208,000	21,208,001
Basic earnings per common stock	0.0170	0.0123	0.0232	0.0213
Comparative earnings per share (restated as to weighted average number of stocks as of June 30, 2007), assumed that as the June 30, 2006 weighted average number of common stocks equaled to 44,808,000 shares			0.0110	0.0101

These financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 50 to 56 are the integral part of these financial statements

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Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Statements of Changes in Stockholders’ Equity

(in US Dollars)

	Shares of Common Stock	Common Stock	Treasury stocks	Retained earnings	Translation differences	Total
Balance as of December 31, 2005	$21,208,000	$2,160,431	$(1,168,316)	$526,698	$117,687	$1,636,500
Comprehensive income:
Net income				$491,666
Total comprehensive income:						$491,666
Balance as of June 30, 2006	$21,208,000	$2,160,431	$(1,168,316)	$1,018,364	$117,687	$2,128,166
Balance as of December 31, 2006	$44,808,000	$2,160,431		$1,934,655	$117,687	$4,212,773
Comprehensive income:
Net income				$762,467
Total comprehensive income:						$762,467
Balance as of June 30, 2007	$44,808,000	$2,160,431		$2,697,122	$117,687	$4,975,240

These financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 50 to 56 are the integral part of these financial statements

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Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Statements of Cash Flows

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Cash flows from operating activities
Net profit/(loss) before taxation	$799,727	$542,219
Adjustments for:
Depreciation of premises and equipment	$13,542	$22,543
Amortization of intangible assets	$1,296	$3,945
Allowance for bad debts
Interest income		$(3,241)
Changes to reserves	$15,788	$27,092
Share of (profit) / loss from participation in other business	$(47,564)	$(56,176)
Income from previously written-off assets	$(106,931)
Writing-off of investments
(Profit)/loss on sale of investments	$(219,395)	$(45,223)
(Profit)/loss on sale of premises & equipment	$144	$(1,056)
Operating profit/(loss) before working capital changes	$456,608	$490,103
(Increase)/decrease in inventory	$(546)	$2,780
(Increase)/decrease in trade receivables	$337,155	$(348,872)
(Increase)/decrease in other assets	$255	$323
Increase/(decrease) in trade and other accounts payable	$519,095	$(320,339)
Increase/(decrease) in provisions	$(16,903)
Increase/(decrease) in insurance reserves	$(214,137)	$171,303
Cash generated from operations	$1,081,526	$(4,702)
Income taxes paid	$(37,275)	$(50,553)
Net cash provided by / (used in) operating activities	$1,044,252	$(55,255)
Cash flows from investing activities
Proceeds from sale of premises & equipment		$8,127
Purchase of premises & equipment	$(3,200)	$(16,309)
Proceeds from sale of investments	$4,512,955	$4,837,351
Purchase of investments	$(5,851,380)	$(4,492,790)
Purchase of intangible assets	$(18,222)	$(6,435)
Increase of deposit		$(154,455)
Proceeds from interest income		$3,239
Net cash provided by / (used in) investing activities	$(1,359,847)	$178,728
Net increase in cash and cash equivalents	$(315,595)	$123,473
Effect of currency translation
Cash and cash equivalents at beginning of year	$607,142	$169,611
Cash and cash equivalents at end of year	$291,547	$293,084
Supplementary information to the Statement of Cash Flows:
Interest paid	$—	$(550)

These financial statements are the integral part of the consolidated financial statements of the TBM Holdings, Inc. and could not be used separately from them

Notes on pages from 50 to 56 are the integral part of these financial statements

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Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Notes to consolidated Financial Statements

Note 1. Nature of operations

1.	Basis of Reporting

Management presents Financial Statements of the JSC ‘IC ‘Oranta-Lugan’, a company that was registered at 20, Oboronnaya Str., Lugansk, Ukraine according to the Ukrainian legislation as of September, 14, 1994. Financial statements are presented as of and for the 6 months ended June 30, 2007 and 2006.

2.	Basis of Presentation

a) Translation from functional to presentation currency

Before the financial statements are translated into US dollars, the management must take the decision as to which currency is a functional currency. The Financial Accounting Standards Board defines functional currency but does not list definitive criteria that, if satisfied, would result in the selection of Group’s functional currency. Rather, realizing that such criteria would be difficult to develop, the Board instead listed various factors that were intended to give management guidance in making the functional currency decision. These factors include the following with characteristics particularly for Group:

1.	Cash flows – the greater part of the cash flows is in Ukrainian hryvna;

2.	Sales prices – are estimated in Ukrainian hryvnas for all the clients in Ukraine;

3.	Sales markets – are only in Ukraine were, according to the national legislation, payments could be done only in Ukrainian hryvnas;

4.	Expenses – are incurred in Ukraine and in Ukrainian hryvnas;

5.	Financing – the financial resources are only from Ukrainian banks and available either in Ukrainian hryvna or in any other currency;

6.	Inter-company transactions – are in Ukrainian hryvnas because the Group’s companies are situated in Ukraine.

Management has conducted a review of its factors and concluded that the functional currency of the Group is Ukrainian hryvna. Management has chosen the current rate method and it is mandated by FAS 52 when the functional currency is different from United States’ dollars. All assets and liabilities were translated at the rate at balance sheet dates 5.050 UAH per $1 as of June 30, 2007 and 2006. The stockholders’ accounts were translated using the historical rates. And those revenues and expenses that occur evenly over the year were translated using weighted-average rate 5.050 UAH for $1 for the 6 months ended June 30, 2007 and 2006.

Note 2. Accounting policies

Significant accounting principles followed and methods of applying them that materially affect statements are presented in the appropriate Notes. There were not any operations or issues that accounted in unusual way or using unusual accounting techniques.

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Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Note 3. Revenue recognition

Group’s companies recognize contractual revenues when a decrease in claims against it by its customers can be determined to have occurred and the fair value of that decrease can be measured with sufficient reliability. Increases in assets or decreases in liabilities that give rise to contractual revenues may stem from contractual promises that can be either express or implied. Contractual revenues are recognized at contract inception if the fair values of the contractual assets obtained on that date exceed the fair values of the contractual liabilities simultaneously incurred, and if those revenues can be measured with sufficient reliability. Subsequent to contract inception, contractual revenues are recognized upon the Group’s companies’ performance of its obligations under the contract, as evidenced by a decrease in its contractual liabilities or an increase in its contractual assets, the fair value of which can be determined with sufficient reliability.

The estimates of the fair value that the Group’s companies use to measure revenues arising from increases in their assets or decreases in their liabilities is those that have the highest relative reliability. The fair value of revenues from increases in the Group’s companies’ contractual assets reflects the effects of credit risk, the time value of money, and dilution risk. The measures that reflect the effects of credit risk on the fair value of Group’s companies’ revenues also reflect expectations of recoveries, if any, in case of breach of the contract by the customer. Any express or implied rights of return and refund, allowance, rebates, discounts, credits, and other similar rights granted to customers that reduce revenues by reducing the Group’s companies’ contractual liabilities and are measured at fair value. Revenues arising from increases in contractual assets that stem from the reporting entity’s rights to the customer’s stand ready performance in case of occurrence or non-occurrence of a specified event are measured at fair value that reflects the assessment of the probability that the specified event will occur.

Note 4. Cash and cash equivalents

Cash at bank consists of the cash residuals at the accounts in Ukrainian banks. Cash in hand is cash at the cashier of Group’s companies. Cash could be used without any restrictions. The cash classified there include cash which management has a strong intention do use this cash in current purposes. The carrying amounts of cash and short-term instruments approximate their fair values.

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Cash in hand	$1,169	$1,011	$1,310	$761
Cash at bank account	$290,139	$606,100	$291,038	$168,787
Cash in transit	$230	$6	$736	$51
Cash equivalents	$10	$25		$12
Total cash and cash equivalents:	$291,548	$607,142	$293,084	$169,611

Note 5. Inventory

Inventory classified that Group’s entities owned and held for the purposes of using in operational activity. Inventory are classified according to their using assignment. Raw materials will be used only for producing of the finished goods. Supporting materials account includes fuel, non-raw inventory and other that were not included in other accounts but which will be used in operating activity for producing of goods and services by the intentions of management. Inventory are accounted at cost or net realizable value if lower.

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Supporting materials	$18,378	$17,831	$15,546	$18,326
Total inventory:	$18,378	$17,831	$15,546	$18,326

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Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Note 6. Accounts receivable

The main types of the accounts receivable are presented below. The carrying values of the accounts receivable are close to their fair value. There is no any debtor who includes more than 10% of the accounts receivable so the concentration of risks does not exist. All the accounts receivable are current and for doubtful accounts receivable the bad debts allowances were accrued. Accrued income is recognized on an accrual basis, not a cash basis. The accrued income for every balance sheet date equals to the real and current liability of the debtors. Trade receivables are accrued at the moment of selling goods, rendering services or borrowing money.

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Notes receivables			$62,183	$62,183
Trade receivables	$503,080	$459,022	$454,041	$418,748
Allowance for trade receivables	$(49,705)	$(49,705)	$(84,398)	$(84,398)
Prepayments made	$346,254	$345,586	$333	$1,072
Goods in employees			$149
Accrued income	$2,853	$9,056	$3,325	$1,627
Accrued compensations	$153	$153	$153	$153
Prepayments of corporations income tax	$56	$56	$222	$57
Prepayment of other taxes	$1,126	$2,469	$2,144	$2,008
Other accounts receivable	$647,995	$1,022,330	$344,788	$32,617
Total accounts receivable:	$1,451,812	$1,788,967	$782,939	$434,067

Note 7. Investments

Investments are accounted at cost and revaluated using equity method or market value. Despite there are not efficient stock market for these securities, management constantly provides monitoring of their value and believes that the carrying values are close to the fair value.

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Securities available-for-sale	$3,624,542	$1,959,792	$132,153	$414,659
Equity shares	$1,432,995	$1,432,995	$1,944,495	$1,944,495
Valuation account (equity method in associates)	$(280,996)	$(328,560)	$(295,624)	$(351,800)
Total investments:	$4,776,541	$3,064,227	$1,781,024	$2,007,354

Investments in securities:

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Balance at beginning	$3,064,227	$2,024,186
Additions	$6,840,489	$4,492,790
Disposals	$(5,303,263)	$(4,792,128)
Income from previously writing-off of investments	$127,525
Equity method in associates (JSC ‘Ukrcomunbank’)	$47,564	$56,176
Balance at end:	$4,776,541	$1,781,024

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Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Note 8. Premises and equipment

Premises and equipment are being used in the current business activity. Premises that are granted on lease are disclosed below in the Note ‘Leases’. Selling or writing-off of premises is unusual activity and does not provide on the constant basis. Premises and equipment are accounted at cost of acquisition or constructing. Costs that are capitalized upon acquisition are any reasonable cost involved in bringing the asset to the buyer and incurred prior using the asset in actual production process. The method of depreciation used is straight-line method with the following terms:

Item	Years
Land and buildings	50
Machinery	10
Furniture and fittings	5
Motor vehicles	10
Other	2-5

Interest costs were not capitalized for any items of premises. Group in a whole or one of the subsidiaries do not have any asset retirement obligations. Premises are used in the normal course of business and are acquired upon demand. No significant idle premises exist. Company acquired premises and equipment for the total amount of $3,200 and $16,309 for the 6 months ended June 30, 2007 and 2006 respectively. Depreciation was accrued at the amount of $13,542 and $22,543 for the 6 months ended June 30, 2007 and 2006 respectively.

Note 9. Intangible assets

Intangible assets are accounted at their cost of acquisition and will be used in the normal course of business. Group companies use the straight-line method of amortization of intangible assets.

Company acquired intangible assets for the total amount of $18,416 and $ 6,435 for the 6 months ended June 30, 2007and 2006 respectively. Amortization was accrued at the amount of $1,296 and $3,945 for the 6 months ended June 30, 2007 and 2006 respectively.

Note 10. Insurance reserves

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Reserve for reinsurance	$2,837,220	$1,605,808	$1,263,287	$1,076,200
Part of reinsurers	$(2,087,336)	$(657,576)	$(287,407)	$(298,714)
Total insurance reserves:	$749,883	$948,232	$975,880	$777,486

Note 11. Accounts payable

(in US Dollars)

	June 30, 2007	December 31, 2006	June 30, 2006	December 31, 2005
Income taxes payables	$24	$6	$22,545	$3
Other taxes payables	$20,084	$24,325	$5,028	$13,522
Prepayments received	$292,234	$85,118	$7,622	$8,523
Accounts payable to employees for salaries and wages	$44,525	$35,858	$36,513	$32,657
Taxes on salaries and wages	$17,973	$15,381	$15,462	$16,799
Other accounts payable	$638,927	$333,971	$28,771	$364,768
Total accounts payable:	$1,013,768	$494,659	$115,940	$436,272

Note 12. Operating lease

Operating lease operations are presented in the consolidated financial statements of the TBM Holdings, Inc.

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Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Note 13. Stockholders’ equity

Group operates basing on using private capital. All the financial resources are the investments of shareholders and retained earnings.

Share capital of JSC ‘IC ‘Oranta-Lugan’ was formed by issuance of 21,608,000 common stocks with par value 0.25 UAH. In period year ended December 31, 2005 the number of shares was increased on the amount 23,200,000 shocks with par value 0.25 UAH to the total quantity of stocks equals to 44,808,000 stocks. In the same period, shares of common stocks were repurchased in amount of 23,600,600 shares for the totals amount of $1,168,317. In the period a year ended December 31, 2006 these treasury stocks were sold to the Group’s holding company in Ukraine CJSC ‘Finansist’ in exchange of securities. Gain in amount of $1,163,802 was earned by CJSC ‘Finansist’ and was eliminated as intra-group operation.

Note 14. Cost of sales

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Materials	$(6,164)	$(6,362)
Repairs & maintenance	$(1,686)	$(5,567)
Depreciation of property, plant and equipment	$(7,448)	$(6,631)
Salaries and wages	$(463,530)	$(425,453)
Lease	$(7,253)	$(5,468)
General production costs	$(11,323)	$(833)
Electricity	$(11,265)	$(1,393)
Transporting	$(8,109)	$(7,198)
Subcontractors	$(65,444)
Other	$(1,653)	$(57,638)
Total cost of sales:	$(583,876)	$(516,542)

Note 15. General administrative expenses

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Salaries and wages expenses	$(41,685)	$(40,982)
Depreciation of premises and equipment	$(6,095)	$(15,911)
Amortization of intangible assets	$(1,296)	$(3,945)
Connection expenses	$(8,491)	$(7,201)
Transportation expenses	$(3,682)	$(4,318)
Auditors’ and other professional fees	$(4,187)	$(2,389)
Materials	$(161)	$(5,055)
Taxes (except corporation income tax)	$(1,740)	$(10,029)
Lease expenses	$(2,123)	$(1,443)
Business trips expenses	$(7,113)	$(8,036)
Penalties paid		$(144)
Offices expenses	$(19,380)	$(14,442)
Banks’ commissions	$(9,244)	$(8,035)
Subscription fees	$(2,011)	$(1,609)
Other administrative expenses	$(5,959)	$(2,360)
Total general administrative expenses:	$(113,167)	$(125,898)

Note 16. Selling and distribution expenses

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Advertising and marketing	$(7,929)	$(4,379)
Total Selling and distribution expenses:	$(7,929)	$(4,379)

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Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Note 17. Other operating income

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Rent receivable	$16,015	$12,367
Services rendered	$8,809	$8,192
Refunds from the tax authorities	$32,468	$643
Regress claims	$39,151	$19,748
Amounts returned from allowance for losses	$20,757	$7,326
Compensations from reinsurers	$6,822	$786
Total other operating income:	$124,022	$49,062

Note 18. Other operating expenses

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Profit on disposal of premises & equipment		$8,127
Loss on disposal of premises & equipment		$(7,072)
Expenses on compensation	$(32,468)
Charging to losses’ reserves	$(15,788)	$(27,092)
Expenses of leased premises and equipment	$(4,923)	$(5,739)
Total operating expenses:	$(53,180)	$(31,775)

Note 19. Financial income / (expense), net

(in US Dollars)

	6 months ended June 30, 2007	6 months ended June 30, 2006
Interest income	$2,893	$3,241
Gain from sale of listed securities	$5,502,064	$4,837,351
Losses from sale of listed securities	$(5,282,669)	$(4,792,128)
Total financial income / (expense), net:	$222,288	$48,464

Note 20. Income taxes

According to the tax legislation of Ukraine insurance companies are liable to accrue and pay corporation income tax at the rate 3.0% from the total revenue and 25.0% for the non-insurance income.

(in US Dollars)

Income tax rate, %	6 months ended June 30, 2007	6 months ended June 30, 2006
3	$30,356	$45,604
25	$6,904	$4,949
Total income tax:	$37,260	$50,553

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Part III: Financial statement of JSC ‘IC ‘Oranta-Lugan’

Note 21. Insurance industry transactions

Liabilities for claims and claim adjustment expenses

a. Basis for estimating liabilities.

Basis of estimating liabilities are the documents that confirm the insurance event (damage). In mandatory order the expert provides the expertise on these events. Company employees a special staff whose qualification confirmed by the special certificate.

Reinsurance transactions

a.	Nature, purpose, and effect of ceded transactions.

Reinsurance transactions are provided according to the legislation. The main objective is a transferring of any share of risks to other insurance companies and to meet the requirements for the maximum insurance amount. If the insurance amount for any object exceeds the 10% of fully paid share capital and created reserves the Company should conclude the reinsurance agreement. As usual, the most risky agreements should be transferred to reinsurance to minimize the overall amount of insurance payment.

b.	Methods of income recognition on reinsurance contracts.

Under the Ukrainian legislation the agreement are in force after the first insurance payment if other does not stated in agreement. Company has a little range of the agreements that were in force from the date of signature. The insurance responsibility of the Company is emerged proportionally to the insurance payment received. Accordingly, income recognized in amount of insurance payment received or the entire amount (if after the date of signature) because the risks accepted are divided proportionally to the payments received.

Statutory accounting practices

a.	Statutory capital and surplus is disclosed in the Note 13 ‘Stockholders’s Equity’.

b.	Statutory restrictions of the payment of dividends are absent.

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